UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the fiscal year ended December 31, 2010

Commission File Number: 333-170143-07

RDA HOLDING CO.

(Exact name of Registrant as Specified in Charter)

Delaware	37-1537045
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

750 Third Avenue
New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(646) 293-6000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§203.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.  Yes ☐  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference into Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐  No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☒  No ☐

As of March 2, 2011, there was no public trading market for the registrant’s common stock.  There were 26,005,866 shares of the registrant’s common stock, $0.001 par value per share, outstanding on March 2, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

On February 11, 2011, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (Commission File No. 333-170143) (the “Form S-4 Registration Statement”), of The Reader’s Digest Association, Inc., RDA Holding Co. and substantially all of their U.S. subsidiaries, relating to the offer to exchange up to $525,000,000 principal amount outstanding of Floating Rate Senior Secured Notes due 2017 for a like principal amount of Floating Rate Senior Secured Notes due 2017 which have been registered under the Securities Act of 1933, as amended.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be.  Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form S-4 Registration Statement did not contain the certified financial statements of RDA Holding Co. for the periods January 1 to February 19, 2010 and February 20 to December 31, 2010; therefore, as required by Rule 15d-2, RDA Holding Co., the parent of The Reader’s Digest Association, Inc., is hereby filing such certified financial statements of RDA Holding Co. with the SEC under cover of the facing page of an Annual Report on Form 10-K.

RDA Holding Co., and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the periods February 20 to December 31, 2010 (Successor Company) and January 1 to February 19, 2010; Six Months Ended December 31, 2009 and 2008 (unaudited); and Years Ended June 30, 2009 and 2008 (Predecessor Company)

F-3

Consolidated Balance Sheets as of December 31, 2010 (Successor Company) and December 31, 2009 (Predecessor Company)	F-4

Consolidated Statements of Cash Flows for the periods February 20 to December 31, 2010 (Successor Company) and January 1 to February 19, 2010; Six Months Ended December 31, 2009 and 2008 (unaudited); and Years Ended June 30, 2009 and 2008 (Predecessor Company)

F-5

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the periods February 20 to December 31, 2010 (Successor Company) and January 1 to February 19, 2010; Six Months Ended December 31, 2009 and Years Ended June 30, 2009 and 2008 (Predecessor Company)

F-7

Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

RDA Holding Co., and Subsidiaries

We have audited the accompanying consolidated balance sheets of RDA Holding Co., and Subsidiaries as of December 31, 2010 (Successor) and 2009 (Predecessor) and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period January 1, 2010 to February 19, 2010 (Predecessor) and from February 20, 2010 to December 31, 2010 (Successor), the six months ended December 31, 2009 (Predecessor), and the two years ended June 30, 2009 and 2008 (Predecessor). These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RDA Holding Co., and Subsidiaries at December 31, 2010 (Successor) and December 31, 2009 (Predecessor) and the consolidated results of their operations and their cash flows for the period January 1, 2010 to February 19, 2010 (Predecessor) and from February 20, 2010 to December 31, 2010 (Successor), the six months ended December 31, 2009 (Predecessor), and the two years ended June 30, 2009 and 2008 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

March 9, 2011

New York, New York

RDA Holding Co., and Subsidiaries

Consolidated Statements of Operations

(in millions)

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Revenue	$1,456.3	$257.7	$1,101.8	$1,137.5	$2,137.3	$2,328.5

Product, distribution and editorial expenses	638.6	112.9	485.2	496.4	925.4	993.7
Promotion, marketing and administrative expenses	774.1	155.1	557.6	628.2	1,115.1	1,290.5
Impairment of assets	42.8	—	61.2	—	988.8	34.3
Other operating items, net	41.3	14.0	3.6	21.1	31.8	20.7
Operating loss	(40.5)	(24.3)	(5.8)	(8.2)	(923.8)	(10.7)

Interest expense	53.8	8.8	45.8	103.9	202.3	218.9
(Gain) loss on deconsolidation of subsidiary	(2.4)	49.7	—	—	—	—
Other (income) expense, net	(2.3)	9.6	(2.8)	(1.5)	15.1	(6.7)
Loss before reorganization items, income taxes and discontinued operations	(89.6)	(92.4)	(48.8)	(110.6)	(1,141.2)	(222.9)

Reorganization items	—	(1,906.6)	58.2	—	—	—
(Loss) income before income taxes and discontinued operations	(89.6)	1,814.2	(107.0)	(110.6)	(1,141.2)	(222.9)

Income tax (benefit) expense	(59.4)	54.0	(7.4)	12.8	(35.5)	4.9
(Loss) income from continuing operations	(30.2)	1,760.2	(99.6)	(123.4)	(1,105.7)	(227.8)

Income (loss) from discontinued operations, net of taxes	0.6	33.4	7.2	(90.5)	(140.8)	(317.3)
Net (loss) income	$(29.6)	$1,793.6	$(92.4)	$(213.9)	$(1,246.5)	$(545.1)

See accompanying Notes to Consolidated Financial Statements

RDA Holding Co., and Subsidiaries

Consolidated Balance Sheets

(in millions, except share and per share amounts)

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$169.4	$297.4
Restricted cash	4.5	8.8
Accounts receivable, net	237.2	253.9
Inventories	62.5	89.4
Prepaid and deferred promotion costs	33.5	35.5
Prepaid expenses and other current assets	122.0	150.0
Assets held for sale	7.4	19.0
Total current assets	636.5	854.0
Property, plant and equipment, net	63.7	59.4
Restricted cash	8.4	19.1
Goodwill	672.4	862.0
Other intangible assets, net	451.4	343.3
Prepaid pension assets	166.0	158.0
Other noncurrent assets	30.4	53.1
Total assets	$2,028.8	$2,348.9
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Short-term debt	$—	$255.3
Accounts payable	167.6	174.4
Accrued expenses	135.7	149.6
Income taxes payable	7.8	23.1
Unearned revenue	269.7	366.6
Other current liabilities	32.4	12.5
Liabilities held for sale	—	21.5
Total current liabilities	613.2	1,003.0
Long-term debt	510.7	—
Unearned revenue	94.3	146.3
Accrued pension	5.7	42.3
Postretirement and postemployment benefits other than pensions	12.9	16.1
Other noncurrent liabilities	199.4	185.7
Liabilities subject to compromise	—	2,673.6
Total liabilities	$1,436.2	$4,067.0
Predecessor Company common stock (par value $1.00 per share, 100,000,000 shares authorized and 59,701,909 shares issued and outstanding)	—	59.7
Successor Company common stock (Series A (voting) par value $0.001 per share, 39,000,000 shares authorized and 27,500,000 shares issued and outstanding)	—	—
Paid-in capital, including warrants	597.6	671.3
Accumulated deficit	(29.6)	(2,305.9)
Accumulated other comprehensive income (loss)	24.6	(143.2)
Total stockholders’ equity (deficit)	592.6	(1,718.1)
Total liabilities and stockholders’ equity (deficit)	$2,028.8	$2,348.9

See accompanying Notes to Consolidated Financial Statements

RDA Holding Co., and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(29.6)	$1,793.6	$(92.4)	$(213.9)	$(1,246.5)	$(545.1)
Adjustments to reconcile net (loss) income to operating cash flows:
(Income) loss from discontinued operations, net of taxes	(0.6)	(33.4)	(7.2)	90.5	140.8	317.3
Depreciation and amortization	61.5	6.6	23.5	34.6	63.5	69.7
(Benefit) provision for deferred income taxes	(71.3)	61.0	(16.3)	1.6	(56.7)	(42.0)
Amortization of bond discount	1.4	—	—	—	—	—
Amortization of debt issuance costs	6.4	3.8	8.0	4.4	8.9	8.8
(Gain) loss on deconsolidation of subsidiary	(2.4)	49.7	—	—	—	—
Non-cash loss in financing foreign exchange	—	6.3	—	—	—	—
Impairment of assets	42.8	—	61.2	—	988.8	34.3
Gain on settlement of pre-petition liabilities	—	(1,765.1)	—	—	—	—
Loss on derivatives	—	—	—	—	19.4	—
Revaluation of assets and liabilities in fresh start accounting	—	(163.1)	—	—	—	—
Stock-based compensation expense	7.7	0.2	0.6	1.1	2.5	7.0
Net (gain) loss on sale or disposal of certain assets	(1.3)	0.3	(0.9)	—	(1.2)	(1.7)
Changes in assets and liabilities, net of effects of dispositions:
Restricted cash	44.0	(29.2)	(15.8)	(2.7)	(5.9)	(1.4)
Accounts receivable, net	(23.7)	27.4	(29.6)	(44.9)	25.6	34.6
Inventories	22.1	1.5	9.3	(9.7)	(0.4)	0.6
Prepaid and deferred promotion costs	(6.0)	5.8	17.3	9.8	(3.3)	4.4
Other assets	(39.3)	45.8	11.2	(37.2)	(46.8)	(31.3)
Unearned revenue	42.4	2.6	33.1	77.8	1.2	89.0
Income taxes	(9.1)	(8.6)	7.2	(13.1)	(32.3)	9.7
Accounts payable and accrued expenses	(99.3)	(16.3)	96.0	(7.1)	2.4	(33.4)
Other liabilities	6.1	(4.5)	(72.3)	12.2	33.5	74.9
Net change in cash due to continuing operating activities	(48.2)	(15.6)	32.9	(96.6)	(106.5)	(4.6)
Net change in cash due to discontinued operating activities	(5.4)	5.8	9.5	(39.0)	(46.7)	(51.7)
Net change in cash due to operating activities	$(53.6)	$(9.8)	$42.4	$(135.6)	$(153.2)	$(56.3)

See accompanying Notes to Consolidated Financial Statements

RDA Holding Co., and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Cash flows from investing activities:
Capital expenditures	$(22.5)	$(1.6)	$(5.0)	$(2.4)	$(7.6)	$(14.9)
Purchases of intangible assets	—	(0.4)	(0.2)	—	—	(1.0)
Proceeds from sale of a business	—	30.8	—	108.1	108.1	—
Proceeds from sale of assets	1.8	—	0.9	—	0.3	24.3
Investing restricted cash	21.0	(21.0)	—	—	—	—
Loss of cash due to subsidiary deconsolidation	—	(16.5)	—	—	—	—
Proceeds from life insurance settlements	—	—	—	—	12.5	—
Proceeds from note receivable	7.5	—	6.8	—	2.5	—
Net change in cash due to continuing investing activities	7.8	(8.7)	2.5	105.7	115.8	8.4
Net change in cash due to discontinued investing activities	—	—	—	(1.9)	(1.8)	(11.3)
Net change in cash due to investing activities	$7.8	$(8.7)	$2.5	$103.8	$114.0	$(2.9)
Cash flows from financing activities:
Proceeds from borrowings	509.3	—	—	400.1	490.0	303.9
Debt payments	(555.3)	—	(0.6)	(393.3)	(402.2)	(208.7)
Restricted cash	(509.3)	509.3	—	—	—	—
Escrow liability	509.3	(509.3)	—	—	—	—
Short-term borrowings, net	—	—	147.9	11.2	(7.0)	11.6
Cash paid for financing fees	(11.5)	(9.5)	(12.6)	—	—	—
Repurchase of preferred stock	—	—	—	—	—	(17.3)
Net change in cash due to financing activities	$(57.5)	$(9.5)	$134.7	$18.0	$80.8	$89.5
Effect of exchange rate changes on cash and cash equivalents	3.1	0.2	0.1	3.0	2.6	(2.5)
Net change in cash and cash equivalents	(100.2)	(27.8)	179.7	(10.8)	44.2	27.8
Cash and cash equivalents at beginning of period	269.6	297.4	117.7	73.5	73.5	45.7
Cash and cash equivalents at end of period	$169.4	$269.6	$297.4	$62.7	$117.7	$73.5
Supplemental information
Cash paid for interest	$38.4	$6.0	$6.9	$67.8	$133.4	$150.7
Cash paid for income taxes	$8.4	$1.3	$4.7	$15.4	$14.4	$29.3

See accompanying Notes to Consolidated Financial Statements

 RDA Holding Co., and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(in millions, except share and per share amounts)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance at June 30, 2007 (Predecessor Company)	$59.6	$660.5	$(421.9)	$69.1	$367.3
Comprehensive Loss
Net loss			(545.1)		(545.1)
Other comprehensive income:
Translation gain				117.3	117.3
Unrealized loss on derivatives, net of deferred taxes of $12.8				(21.3)	(21.3)
Pension and postretirement adjustment to funded status, net of deferred taxes of $10.3				(11.7)	(11.7)
Total comprehensive loss					(460.8)
Stock-based compensation expense		7.0			7.0
Purchase Price Adjustment for Direct Holdings	0.1	0.7			0.8
Balance at June 30, 2008 (Predecessor Company)	$59.7	$668.2	$(967.0)	$153.4	$(85.7)
Comprehensive Loss
Net loss			(1,246.5)		(1,246.5)
Other comprehensive loss:
Translation loss				(191.7)	(191.7)
Unrealized gain on derivatives, net of deferred taxes of $1.4				2.4	2.4
Reclassification of unrealized loss on derivatives, net of deferred taxes of $7.3				12.1	12.1
Pension and postretirement adjustment to funded status, net of deferred taxes of $85.8				(157.9)	(157.9)
Total comprehensive loss					(1,581.6)
Stock-based compensation expense		2.5			2.5
Balance at June 30, 2009 (Predecessor Company)	$59.7	$670.7	$(2,213.5)	$(181.7)	$(1,664.8)
Comprehensive Loss
Net loss			(92.4)		(92.4)
Other comprehensive income:
Translation gain				28.6	28.6
Pension and postretirement adjustment to funded status, net of deferred taxes of $4.7				9.9	9.9
Total comprehensive loss					(53.9)
Stock-based compensation expense		0.6			0.6
Balance at December 31, 2009 (Predecessor Company)	$59.7	$671.3	$(2,305.9)	$(143.2)	$(1,718.1)

See accompanying Notes to Consolidated Financial Statements

 RDA Holding Co., and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(in millions, except share and per share amounts)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance at December 31, 2009 (Predecessor Company)	$59.7	$671.3	$(2,305.9)	$(143.2)	$(1,718.1)
Comprehensive Income
Net income	—	—	1,793.6	—	1,793.6
Other comprehensive loss:
Translation loss	—	—	—	(2.9)	(2.9)
Pension and postretirement adjustment to funded status, net of deferred taxes of $0.2	—	—	—	(0.3)	(0.3)
Total comprehensive income					1,790.4
Stock-based compensation expense	—	0.2	—	—	0.2
Plan Effects and Fresh Start Adjustments
Cancellation of Predecessor Company common stock	(59.7)	(671.5)	—	—	(731.2)
Elimination of Predecessor Company accumulated deficit and accumulated other comprehensive loss, net of deferred taxes of $59.3	—	—	512.3	146.4	658.7
Issuance of Successor Company common stock in connection with emergence from the chapter 11 bankruptcy	—	589.9	—	—	589.9
Balance at February 19, 2010 (Successor Company)	$—	$589.9	$—	$—	$589.9
Comprehensive Loss
Net loss	—	—	(29.6)	—	(29.6)
Other comprehensive income:
Translation gain	—	—	—	18.7	18.7
Pension and postretirement adjustment to funded status, net of deferred taxes of $2.6	—	—	—	5.9	5.9
Total comprehensive loss					(5.0)
Stock-based compensation expense	—	7.7	—	—	7.7
Balance at December 31, 2010 (Successor Company)	$—	$597.6	$(29.6)	$24.6	$592.6

Accumulated other comprehensive loss, net of taxes, for the Successor Company is comprised of foreign currency translation adjustments of $18.7 and deferred pension liabilities and other retirements benefits of $5.9 at December 31, 2010.

Accumulated other comprehensive loss, net of taxes, for the Predecessor Company is comprised of foreign currency translation adjustments of $(44.5) at December 31, 2009, and $(73.1) and $118.6 at June 30, 2009 and 2008, respectively; pension and postretirement adjustment to funded status of $(98.7) at December 31, 2009, and $(108.6) and $49.3 at June 30, 2009 and 2008, respectively; and unrealized losses and reclassifications on derivatives of $(14.5) at June 30, 2008.  There were no unrealized (losses) gains and reclassifications on derivatives at December 31, 2009 or June 30, 2009.

See accompanying Notes to Consolidated Financial Statements

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

References in the Notes to Consolidated Financial Statements to “we,” “us,” “our” and the “Company” are to RDA Holding Co., and subsidiaries.  Note that RDA Holding Co. is principally a holding company with The Reader’s Digest Association, Inc. as its sole subsidiary.  See Note 1 for further details.  All references to 2009 and 2008, unless otherwise indicated, are to the twelve months ended June 30, 2009 and 2008, respectively.

Note 1            Organization and Summary of Significant Accounting Policies

Organization and Business

RDA Holding Co. is principally a holding company.  We conduct our operations primarily through our wholly-owned subsidiary, The Reader’s Digest Association, Inc. (“RDA”), and subsidiaries of RDA.  Our primary asset is our sole ownership of all issued and outstanding shares of common stock of RDA.

RDA is a global multi-brand media and direct marketing company that educates, entertains and connects audiences around the world.  We are dedicated to providing our customers with the inspiration, ideas and tools that simplify and enrich lives.  RDA markets books, magazines, recorded music collections, home video products and other products, such as fitness equipment.  We sell our products worldwide through direct marketing and other sales channels.

On August 24, 2009 (the “Petition Date”), we filed for bankruptcy protection.  The filing was made to allow the Company to implement a restructuring pursuant to the pre-negotiated Plan of Reorganization aimed at improving the Company’s capital structure, by restructuring the Company’s debt from approximately $2,181.1 to $555.3, thereby reducing the over leveraged balance sheet.  On February 19, 2010 (the “Emergence Date”), under accounting principles generally accepted in the United States (“U.S. GAAP”) we emerged from bankruptcy proceedings, completed the application of fresh start accounting and became a new company.  Refer to the Basis of Presentation section below and Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, for further information.

On February 17, 2010, our United Kingdom subsidiary, Reader’s Digest Association Limited (“RDA UK”), filed for administration, and we relinquished control and consequently deconsolidated RDA UK.  During the period January 1 to February 19, 2010, we reported a loss on the deconsolidation of RDA UK of $49.7, and in the period February 20 to December 31, 2010, we reduced the loss by $2.4 as a result of finalizing certain negotiated liability settlements.  See Note 7, Deconsolidation, for further information.  On April 9, 2010, RDA entered into a license agreement with a third party to publish the United Kingdom edition of Reader’s Digest magazine and sell other products under the Reader’s Digest brand.

On January 26, 2010, we sold CompassLearning, Inc. (“CompassLearning”), our educational software division.  During fiscal 2009, we sold our home party-planning business, Taste of Home Entertaining, Inc. (“TOHE”); our schools and youth fundraising business consisting of QSP, Inc., Quality Service Programs, Inc., and their affiliated subsidiaries in the United States and Canada (“QSP”); the principal operating assets of RDA’s display-marketing business, Books Are Fun, Ltd. (“BAF”); and Gareth Stevens, which marketed books in the educational market.  We also exited our Direct Holdings business in Europe and our library services business World Almanac Education Library Services (“WAELS”), and closed our business in Turkey.  See Note 11, Discontinued Operations, for further information.

Basis of Presentation

As discussed in Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, the Company emerged from chapter 11 bankruptcy protection on the Emergence Date, and adopted fresh start accounting in accordance with Accounting Standards Codification (“ASC”), Topic 852, Reorganizations (“ASC 852”).  The adoption of fresh start accounting resulted in our becoming a new

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

entity for financial reporting purposes.  Accordingly, our consolidated financial statements on February 19, 2010 and subsequent periods are not comparable, in various material respects, to our consolidated financial statements prior to that date.

Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value to its assets and liabilities pursuant to ASC Topic 805, Business Combinations (“ASC 805”).  The excess reorganization value over the fair value of tangible and identifiable intangible assets is recorded as goodwill on our consolidated balance sheet.  Deferred taxes are determined in conformity with ASC Topic 740, Income Taxes (“ASC 740”).

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization proceedings and the ongoing operations of the business, as well as additional disclosures.  Effective on the Petition Date, after filing for bankruptcy protection, expenses, gains and losses directly associated with the reorganization proceedings were reported as reorganization items in the accompanying consolidated statements of operations.  In addition, liabilities subject to compromise in the chapter 11 Cases (as defined in Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization) were distinguished from liabilities not subject to compromise and from post-petition liabilities.  Liabilities subject to compromise were reported at amounts allowed or expected to be allowed under chapter 11 bankruptcy proceedings.

Principles of Consolidation

The consolidated financial statements for the periods February 20 to December 31, 2010 (Successor Company) and January 1 to February 19, 2010; the six months ended December 31, 2009 and 2008; and fiscal 2009 and 2008 (Predecessor Company) include the consolidated accounts of RDA Holding Co., and its subsidiaries, all of which are wholly-owned.  All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amount of revenues and expenses reported during the period.  These estimates are based on management’s knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates.

The primary estimates underlying our consolidated financial statements include the allocation of reorganization value, allowances for returns and doubtful accounts, valuations of inventories, restructuring charges, recoverability of direct response advertising, recoverability of goodwill, intangible assets and long-lived assets, income taxes, estimates of pension, postemployment and postretirement benefits and valuations of stock-based compensation.

As discussed in Note 3, Fresh Start Accounting, and Note 5, Impairment of Assets, the basis to determine enterprise value, our reporting units and the values of various tangible and intangible assets were determined using a number of factors, including the use of certain valuation methodologies and certain operational assumptions and estimates.  Due to the many variables inherent in the estimation of fair value, differences in assumptions and estimates may have a material effect on the result of our future goodwill and intangible asset impairment tests.  We determined that an interim impairment test was necessary during the three months ended September 30, 2010 and resulted in an impairment charge of $41.1 for goodwill and other intangible assets.  See Note 5, Impairment of Assets, for further information.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Fiscal Year

On February 19, 2010, concurrent with our emergence from bankruptcy, we changed our fiscal year end from June 30 to December 31, effective for the six month period ended December 31, 2009.  This report reflects the period from February 20, 2010 to December 31, 2010 (“Post Emergence”) and the period from January 1, 2010 to February 19, 2010, the transition period for the six months ended December 31, 2009 and the twelve months ended June 30, 2009 and 2008 (“Pre Emergence”).  Additionally, this report includes the Pre Emergence unaudited financial information for the six months ended December 31, 2008.

The Company, when used in reference to the Post Emergence period, refers to the “Successor Company,” and when used in reference to the Pre Emergence period, refers to the “Predecessor Company.”

Segments

Our operating segments reflect the manner in which our chief operating decision maker reviews the business.  Our businesses are structured into six reportable segments: United States, Europe, Asia Pacific & Latin America (“APLA”), Canada, Lifestyle & Entertainment Direct (“LED”) and Other.  See Note 27, Segments, for further information.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.  The carrying amount approximates fair value based upon the short-term maturity of these investments.

Restricted Cash

Restricted cash includes cash reserves required in connection with the Company’s treasury management activities and letter of credit collateralization required during our bankruptcy proceedings.

Accounts Receivable

Accounts receivable are primarily due from advertisers and customers of our products.  The Company maintains allowances for uncollectible accounts and returns.  The allowance for uncollectible accounts is based on the aging of such receivables and any known collectability exposures.  Accounts are written off when deemed uncollectible.  Allowances for returns are generally based on historical experience and current market conditions.  We believe our concentration of credit risk with respect to accounts receivables is generally limited due to our large number of geographically diverse customers and small balances with each individual customer.

Inventories

Inventories consist primarily of finished goods and raw materials and are stated at the lower of cost or market value.  Cost is determined using the weighted average cost method or the first-in, first-out (FIFO) method.  We periodically assess our inventory for obsolescence in order to reflect the lower of cost or market value.

Long-Lived Assets

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation and amortization.  Depreciation expense is generally calculated on a straight-line basis

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

over the estimated useful lives of the assets: 10–40 years for buildings; 3–10 years for equipment, furniture and fixtures; and 3-5 years for software capitalized for internal use.  Leasehold improvements are amortized on a straight-line basis over the initial term of the lease or the useful life of the improvement, whichever is shorter.  Maintenance and repairs are expensed as incurred.

Internal Use Software and Website Development Costs

We capitalize purchased and internally developed software, including the development of our websites, to facilitate and assist with our operational needs and to promote our products.  Certain of these costs are capitalized in accordance with ASC Topic 350, Intangibles - Goodwill and Other (“ASC 350”).  Costs related to planning, maintenance and minor upgrades of internally used software and website development are expensed as incurred.  In addition, all website content update costs are expensed as incurred.

Goodwill and Other Intangible Assets, Net

Goodwill represents the excess of costs over the fair value of net assets at the time of our emergence and as a result of acquired businesses.  Other intangible assets, net is comprised of tradenames, licensing agreements, customer relationships and databases, favorable lease commitments, and technology.  Acquired intangible assets with finite lives are amortized, on a straight-line basis, over the estimated useful lives of the assets: 5-10 years for tradenames; 2-7 years for customer, subscriber and advertiser relationships; 5 years for customer databases; 3 years for technology; and 2-7 years for owned and licensed music and video.  Licensing agreements and technical support agreements are amortized on a straight-line basis over the initial term of the agreement.

Impairment of Long-Lived Assets and Assets Held for Sale

We review for recoverability, at least annually, the carrying amount of goodwill and intangible assets with indefinite lives.  This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value.  Recognition of the impairment, if any, is determined in accordance with ASC 350.  Upon adoption of fresh start accounting in February 2010, we changed our annual impairment testing date from April 1 to October 1.

Intangible assets with finite lives and property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable in accordance with ASC Topic 360, Property, Plant, and Equipment (“ASC 360”).  We assess recoverability by comparing the asset’s carrying amount to the undiscounted future net cash flows expected to be generated by the asset.  If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In accordance with ASC 360, assets classified as held for sale must meet the following criteria: (i) management with the appropriate authority commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan of sale have been initiated; (iv) the sale of the property or asset within one year is probable; and (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.  In addition, the results of operations of a component of an entity that has either been disposed of or classified as held for sale is reported in discontinued operations if the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operation of the component after the disposal transaction.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Debt Issuance Costs

Debt issuance costs consist of fees and expenses incurred in connection with borrowings of the Company.  They also include fees and expenses incurred in connection with the Predecessor Company’s preferred shares, which are classified as a liability in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) at December 31, 2009.  These fees are amortized over the terms of the related debt agreements or until the mandatory redemption date, in the case of the preferred shares.  Capitalized debt issuance costs are included in other noncurrent assets on the consolidated balance sheets.  To the extent a significant portion of outstanding borrowings are retired, a proportionate amount of debt issuance costs related to those borrowings is written off.  As a result of our bankruptcy filing, we have reclassified capitalized debt issuance costs associated with our pre-petition debt to liabilities subject to compromise.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to its employees and accounts for these transactions under the provisions of ASC Topic 718, Compensation - Stock Compensation (“ASC 718”).  For equity awards, such as stock options, total compensation cost is based on the grant date fair value and for liability awards, such as stock appreciation rights, total compensation costs are based on the fair value of the award on the date the terms are paid.  The Company does not have any liability classified awards for any periods covered in these financial statements.  The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.  Stock compensation expense for awards where the ability to exercise the award is contingent upon a liquidity event has been deferred until such time in which the liquidity event becomes probable.

Preferred Stock

The Company applies the guidance in ASC 480, when determining the classification and measurement of preferred stock.  The Company issued both Series A and Series B preferred shares on March 2, 2007.  Series A preferred shares were mandatorily redeemable at March 2, 2019.  Series B preferred shares were mandatorily redeemable at September 2, 2019.  Since both Series A and Series B were mandatorily redeemable at a specified future date, they were recorded as a liability in accordance with ASC 480.  As a result of our bankruptcy filing, we reclassified the preferred stock liability to liabilities subject to compromise at December 31, 2009, and consequently recognized the release of the obligation in reorganization items upon our emergence from bankruptcy.

Pensions and Postretirement Benefits Other Than Pensions

We account for our pension and postretirement benefits in accordance with ASC Topic 715, Compensation - Retirement Benefits (“ASC 715”).  As a result, we recognize the over or underfunded status of each defined benefit pension plan as an asset (overfunded) or liability (underfunded) in the consolidated balance sheets.  We recognize any changes in the funded or underfunded status through accumulated other comprehensive income (loss).  Our projected benefit obligations are determined using actuarial models that incorporate estimates for employee turnover and mortality, increases in employee compensation and healthcare costs and an employee’s age at retirement.  These estimates are reviewed annually with actuarial consultants to assist in determining the reasonableness of our assumptions.  While these models help determine the obligation, ASC 715 attempts to match recognition of the obligation with the period over which our employees earn benefits.  Since employees earn benefits over many years of service, the accounting rules require the recognition in the income statement of certain events (including plan amendments and certain gains and losses) over multiple years rather than the year the event occurs.  This principle also applies to recognition of the expected return on plan assets.  Although the expected rate of return represents our expectation of the long-term performance of our asset portfolio, performance will likely vary in the short-term.  We amortize the difference between the actual and expected return on assets over a five year period in our consolidated statements of operations.  Income and expenses from our normal

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

pension plan activity are included in promotion, marketing and administrative expenses in the consolidated statements of operations.  Income from curtailments relating to restructuring efforts is classified as other operating items, net.

Product Warranty

The Company provides basic and extended warranty policies on certain of its Lifestyle and Entertainment Direct products.  In accordance with ASC Topic 450, Contingencies (“ASC 450”), the basic warranty is accrued for at the time of the sale and is based primarily on historical warranty claim experience.  The extended warranties are sold at an additional cost to the customer.  Revenue related to the extended warranties is deferred and amortized on a straight-line basis over the life of the warranty.  Our product warranty liabilities are not material for periods covered in these financial statements.

Revenue

Magazines

Sales of our magazine subscriptions, less estimated bad debt and return reserves, are deferred and recognized as revenue proportionately, on the first of each month, over the subscription period.  Revenue from sales of magazines through the newsstand is recognized at the issue date, net of an allowance for returns, retail display and wholesale incentive programs.  Advertising revenue is recorded as revenue at the time the advertisements are published, net of discounts and advertising agency commissions.

Books, Music, Video and Other Products

Revenue is recorded when title passes, net of provisions for estimated returns.  Generally title passes at the time of shipment.  In certain circumstances, our promotion entitles the customer to a preview period.  Revenue generated by these promotions is recognized after the preview period lapses.

When we recognize revenue for most of our products, we also record an estimate of bad debts and returns.  These estimates are based on historical data and the method of promotion.  Reserve levels are adjusted as actual data is received.  In the direct marketing business, returns and bad debts are tied to customer responses to our promotional efforts.  Accordingly, we deduct estimates of returns and bad debts from gross revenue.

Shipping and Handling

Costs for shipping products to customers and the associated handling costs are expensed as incurred and are included in product, distribution and editorial expenses on the consolidated statements of operations.  In certain circumstances, shipping and handling costs are billed to the customer.  These billings are recognized in revenue.

Editorial, Promotion and Marketing Expenses

Non-direct advertising, including advertising sales costs, prepublication, editorial, market testing and fulfillment costs, are expensed as incurred.

Direct response advertising consists primarily of promotion costs incurred, such as paper and postage, in connection with the sale of magazine subscriptions, books and other products.  We account for costs of direct response advertising under ASC Topic 720, Other Expenses, (“ASC 720”). Under ASC 720, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis.  Books and home entertainment advertising costs are amortized over a period that is generally less

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

than one year.  Magazine related direct response advertising costs are expensed when the related promotion is mailed.  We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis.

Promotion expense, which consists of both amortization of promotion costs and costs expensed as incurred, included in the consolidated statements of operations totaled $413.5 and $94.8 for the periods February 20 to December 31, 2010 and January 1 to February 19, 2010, respectively; $356.5 and $392.7 for the six months ended December 31, 2009 and 2008, respectively; and $682.1 and $766.3 for the years ended June 30, 2009 and 2008, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses in the consolidated statement of operations.  These costs are deferred and amortized over the related subscription term, typically one to three years.

Income Taxes

Income taxes are accounted for in accordance with ASC 740 which requires that deferred tax assets and liabilities are recognized, using enacted tax rates, for the effect of temporary differences between the book and tax basis of recorded assets and liabilities.  Deferred tax assets, including net operating losses and income tax credits, are reduced by a valuation allowance if it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.

We are subject to income tax in both the U.S. and internationally, including many U.S. state and foreign jurisdictions.

Judgment is required when calculating our worldwide provision for income taxes.  When recording the worldwide provision for income taxes during a quarter, an estimated full year effective tax rate is applied to interim operating results.  In the event there is a discrete or unusual item recognized in the quarterly results, the tax attributable to that item is separately calculated and recorded in that quarter.  At year end, we record the worldwide provision for income taxes based on the actual results by jurisdiction.

In accordance with ASC 740, we evaluate a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based on the technical merits of the position.  If the position does not meet a more likely than not threshold, a tax reserve is established and no income tax benefit is recognized.  We are audited by U.S. federal and state, as well as foreign, tax authorities.  In some cases, many years may elapse before a tax return containing tax positions for which an ASC 740 reserve has been established is examined and an audit is completed.  As audit settlements are reached, we adjust the corresponding reserves, if required, in the period in which the final determination is made.  While it is difficult to predict the final outcome or timing of a particular tax matter, we believe that our reserves for uncertain tax positions are recorded pursuant to the provisions of ASC 740.

Foreign Currency Translation

The functional currency for our foreign operations is the local currency.  Revenue and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year.  The assets and liabilities of international subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.  The resulting translation adjustment is reflected as a separate component in the consolidated statements of changes in stockholders’ (deficit) equity in accumulated other comprehensive income (loss).

Measurements of Fair Value

We apply the guidance of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to value financial and non-financial instruments, where required.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect our own assumptions of market participant valuation (unobservable inputs).  In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2

Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

When available, we use unadjusted quoted market prices to measure fair value and classify such items within Level 1.  If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates and classifies such items within Level 2.  If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.  The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments and classifies such items within Level 3.

Due to short-term maturities of cash and cash equivalents, receivables and payables, the carrying value of these financial instruments approximates their fair values.  Our goodwill and other intangible assets are fair valued, as required by ASC 820, and fall into Level 3, as per the fair value hierarchy.  See Note 16, Goodwill and Other Intangible Assets, Net, for further information.  Our U.S. and international pension plans have assets which are fair valued, as required by ASC 820, and fall into Levels, 1, 2 and 3, as per the fair value hierarchy.  See Note 25, Benefit Plans, for further information.  The Predecessor Company had interest rate swaps which were fair valued, as required by ASC 820, and fell into Level 2 of the fair value hierarchy.  See Note 21, Financial Instruments, for further information.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”), which represents an update to ASC 820.  ASU 2010-06 provides new guidance on disclosures related to transfers between Level 1 and Level 2 of the fair value hierarchy and requires disclosure of the reason for the transfer, and also clarifies existing disclosure guidance.  The Company adopted this guidance effective January 1, 2010, and there was no impact on our consolidated financial statements.  ASU 2010-06 also provides new disclosure guidance for Level 3 fair value measurement activity, requiring separate presentation of information about purchases, sales, issuances and settlements.  This update is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years.  The adoption of this new accounting guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605)-Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which represents an update to ASC 605, Revenue Recognition.  ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on the following: (i) vendor-specific objective evidence, (ii) third-party evidence, or (iii) estimated selling price.  This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

inception of the arrangement to all deliverables using the relative selling price method.  This update is effective prospectively for revenue arrangements entered into or materially modified for fiscal years beginning on or after June 15, 2010.  The adoption of this new accounting guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Note 2            Chapter 11 Bankruptcy and Approved Plan of Reorganization

Chapter 11 Filing

On the Petition Date, RDA Holding Co., and substantially all of its United States subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court” or the “Court”).  The chapter 11 Cases were jointly administered under the caption “In re: The Reader’s Digest Association, Inc., et al., Case No. 09-23529” (“chapter 11 Cases”).  On January 19, 2010, the Bankruptcy Court entered an order confirming the Debtors’ Third Amended Proposed Joint Chapter 11 Plan of Reorganization (the “Plan” or “Plan of Reorganization”).  The Plan became effective when all material conditions of our Plan were satisfied and the Debtors emerged from bankruptcy protection on February 19, 2010 (the “Effective Date”).

The filing was made to allow the Company to implement a restructuring pursuant to the pre-negotiated Plan of Reorganization aimed at improving the Company’s capital structure (the “Restructuring”) by reducing the Company’s debt.  The restructuring was expected to leave intact the Company’s operations.

Prior to the Petition Date, the Debtors reached an agreement with more than a majority of the pre-petition lenders regarding the terms of a deleveraging transaction to reduce the Debtors’ total debt from approximately $2,181.1 to $555.3.  To evidence their support of the Debtors’ restructuring plan, pre-petition senior secured lenders holding more than 80% of the aggregate amount of the Debtors’ pre-petition bank debt (and more than 70% in number) executed an agreement, incorporating a term sheet for the Plan, that was supported by the lenders and which provided for implementation of the restructuring through an expedited chapter 11 process (“the Restructuring Support Agreement”).

In the chapter 11 Cases, the Debtors continued to operate their businesses as debtors-in-possession (“DIP”) under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.  Unless otherwise authorized by the Bankruptcy Court, the Bankruptcy Code prohibited the Company from making payments to creditors on account of pre-petition claims.  Vendors were, however, paid for goods furnished and services provided after the Petition Date, in the ordinary course of business.

On August 25, 2009, the Bankruptcy Court granted typical “first day” orders to ensure the Company was able to transition into the chapter 11 process with as little disruption to our business as possible and to enable our business to function in the ordinary course while the chapter 11 Cases were pending.  The most significant of these granted “first day” orders authorized us to (i) access interim financing of $100.0 of the $150.0 in new DIP financing (see Note 18, Debt); (ii) pay pre-petition wages and other benefits to employees; (iii) honor pre-petition customer obligations and continue customer programs; (iv) make payments to certain pre-petition vendors that were vital to our uninterrupted operations; (v) continue use of our existing cash management system and bank accounts; and (vi) use cash collateral with the consent of our secured lenders.

As of the Petition Date, all pending litigation wherein the Company was named as a defendant was generally stayed by operation of the Bankruptcy Code and, pursuant to the Plan, all actions to recover prepetition claims have been permanently enjoined such that, absent further order of the Bankruptcy Court, no party, subject to certain exceptions, is allowed to take any action, to recover on pre-petition claims against the Company.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The Office of the United States Trustee appointed an unsecured creditors’ committee which had a right to be heard on all matters that came before the Court during the chapter 11 Cases, including any proposed plan of reorganization.

The Company has incurred significant costs associated with the reorganization.  See Note 9, Reorganization Items, for further information.

Plan of Reorganization

On November 30, 2009, the Debtors filed the Debtors’ Third Amended Proposed Joint Plan of Reorganization.  The Company’s proposed Plan provided for a restructuring of approximately $2,181.1 in total debt, including approximately $1,580.3 of senior secured indebtedness outstanding under the 2007 Credit Facility (as described in Note 18, Debt).  On account of the $1,580.3 of senior secured debt, the Plan provided that lenders received their pro rata share of (i) the German Term Loan (as defined in Note 18, Debt); (ii) a $300.0 second priority U.S. term loan; and (iii) 100% of the new common stock of the reorganized Company (subject to dilution by (1) a reserve of 7.5% for equity grants to management and the new Board of Directors, no more than 2.5% of which will be in the form of stock grants (“Management Equity Plan”), and (2) warrants issued to holders of senior subordinated claims who vote in favor of the Plan (“New Warrants”)).  On January 19, 2010, the Bankruptcy Court confirmed the Debtors’ Plan of Reorganization.  On the Effective Date, the Plan become effective and the Company implemented fresh start accounting in accordance with ASC 852.

In addition to the restructuring of debt described above, the Plan provided for, but was not limited to, the following:

•                  $150.0 of loans outstanding under the Debtors’ DIP Credit Facility (as defined in Note 18, Debt) was converted to a new first priority term loan to be issued to the DIP Lenders on the Effective Date pursuant to, and subject to the terms of, the Exit Credit Agreement;

•                  The general unsecured claims of trade creditors with whom the Debtors intended to conduct business Post Emergence were paid cash in full in accordance with the Plan or in the ordinary course of business;

•                  Holders of other general unsecured claims, which included claims arising from discontinuation of the Company’s non-qualified U.S. retirement plans, other deferred compensation and lease rejections, received cash in an amount equal to their pro rata share of $4.0; and

•                  Equity interests by RDA Holding Co. were extinguished.

Qualifying holders of a select group of unsecured claims associated with the discontinuation of the Company’s non-qualified U.S. retirement plans have also received cash from a “hardship fund” in an amount up to $0.8.

A new Board of Directors was appointed pursuant to the Plan of Reorganization effective on the Effective Date to govern the reorganized company.

Upon emergence from bankruptcy protection, the Company adopted fresh start accounting provisions of ASC 852.  Under fresh start accounting, a new reporting entity was deemed to have been created and all assets and liabilities were revalued to their fair values.  Accordingly, the consolidated financial statements for the reporting entity prior to February 19, 2010 are not comparable to the consolidated financial statements for the reporting entity subsequent to that date.

Discharge and Treatment of Claims

As of the Effective Date, the Debtors were discharged and released from all liabilities, claims and interests arising prior to the Petition Date in accordance with the provisions of the Plan.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Under the Plan, 39.0 million Series A voting shares and 3.0 million Series B non-voting shares of new common stock were authorized under the amended and restated articles of incorporation.  Pursuant to the terms of the Plan, 27.5 million shares of new Series A voting common stock were issued to the Company’s transfer agent for distribution to holders of allowed pre-petition credit agreement claims under the Predecessor Company’s 2007 Credit Facility, as defined in Note 18, Debt.  All such shares were issued without registration under the Securities Act of 1933, as amended, or state securities law, in reliance on Section 1145 of the Bankruptcy Code.  In addition, New Warrants were issued to certain holders of allowed claims who voted in favor of our Plan arising under the Predecessor Company’s 9% Senior Subordinated Notes due 2017.  The aggregate New Warrants provided the holders with rights to acquire up to 6.5% of the new common stock subject to, and in accordance with, the terms of the agreement.  See Note 24, Common Stock Warrants, for more information.

Pursuant to the Plan, on the Effective Date, all equity interests in the Predecessor Company RDA Holding Co. were canceled and no distribution was made to holders thereof.

Exit Financing

In connection with the consummation of the Plan of Reorganization, on the Effective Date, the Company converted the DIP Facility, as defined in Note 18, Debt, into the new first priority term loan (“First Lien Term Loan”) issued by the DIP lenders, in accordance with its terms and subject to the terms of our exit financing.  On account of the 2007 Credit Facility as defined in Note 18, Debt of pre-petition senior secured debt, lenders received their pro rata share of (i) the German Term Loan (as defined in Note 18, Debt), (ii) $300.0 new second priority term loan (“Second Lien Term Loan”) and (iii) 100% of the new common stock (“Common Stock”) of the Successor Company (subject to dilution by (1) reserve of 7.5% for the Management Equity Plan and (2) New Warrants) (collectively referred to as “Exit Financing”).

On February 11, 2010, we issued seven year Floating Rate Senior Secured Notes due 2017 (as defined in Note 18, Debt) at 97% of their face value.  The funds were closed into escrow with the release dependent primarily upon our emergence from bankruptcy.  Shortly after entering into the Exit Financing credit agreement, proceeds of the Company’s offering of the Senior Secured Notes were released from escrow and used to repay the First Lien Term Loan, the Second Lien Term Loan and to purchase the German Term Loan from the lenders, and the Company entered into a $50.0 revolving credit facility.  For more detailed information regarding the Company’s Exit Financing, see Note 18, Debt.

Claims Resolution and Plan Distributions

The pre-petition claims of the Debtors were evidenced in the schedules of liabilities filed by the Debtors and proofs of claim filed by creditors by the deadline established by the Court (November 16, 2009 for most claims).  Claims that were not objected to by the deadline set forth in the Plan (180 days from the February 19, 2010 Effective Date) were deemed to be allowed claims.  Claims that were objected to were allowed or disallowed through a claims resolution process before the Bankruptcy Court.  Pursuant to objections filed by the Debtors, the Court has reduced, reclassified and/or disallowed claims for varying reasons, including claims that were duplicative, amended, without merit, misclassified or overstated.  Many other claims were resolved prior to the Effective Date through settlement or by Court order.  Except with respect to any late filed claims, the claims resolution process is complete and we expect the Cases to be closed in the second quarter of 2011.

Secured claims:  Secured claims were resolved in accordance with the Exit Financing.

Unsecured claims:  Once the allowed amount of an unsecured claim was determined through settlement or by Court order, the claimant became entitled to a distribution, as provided by the Plan.  Most outstanding pre-petition claims were treated as general, unsecured claims under the Plan, and claimants received their pro rata share of $4.0 cash, which was set aside in a third party’s escrow for

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

purposes of funding distributions to general unsecured creditors once the claims reconciliation process was substantially complete.  Certain pre-petition claims were entitled to treatment as priority claims (e.g., certain tax claims) or as administrative claims (e.g., claims for goods provided to the Company within 20 days before the Petition Date pursuant to section 503(b)(9) of the Bankruptcy Code or post-petition claims satisfying section 503 of the Bankruptcy Code).  Moreover, the Plan provided that the claims of contract counterparties, whose agreements were assumed under the Plan and certain trade vendors, and other parties, with whom the reorganized Debtors expected to continue to do business, would have their allowed claims paid in full, and most of those distributions were made on or around the Effective Date of the Plan.  Distributions from a “hardship” fund established by the Company after the Effective Date were also made to a select group of eligible individuals with claims arising from the discontinuation of the Company’s non-qualified U.S. retirement plans.

Administrative and priority claims:  Pursuant to the Plan, administrative and priority claims were or will be satisfied with cash (i) to the extent arising in the ordinary course of business; (ii) shortly after the Effective Date or, when such allowed administrative claim was or will be due; (iii) when the administrative claim was allowed; (iv) as agreed upon by such holder and the Debtors or the Reorganized Debtors; or (v) at a time and on terms set forth in an order of the Bankruptcy Court.

Leases and Contracts

During the period of the chapter 11 Cases and effective as of the Effective Date, the Debtors assumed a number of leases and other executory contracts, as well as certain employee benefit programs.  Any past due amounts owed under assumed leases and contracts were required to be cured, and all undisputed cure payments were made shortly after the Effective Date.  Continuing obligations under the assumed leases and contracts will be satisfied in the ordinary course of business.  The Debtors also rejected certain contracts and leases during the period of the chapter 11 Cases or, pursuant to the Plan, as of the Effective Date.  Pre-petition amounts owed under rejected leases and contracts were treated as unsecured claims under the Plan and settled as detailed in the “Unsecured claims” section above.

Note 3            Fresh Start Accounting

As discussed in Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, the Debtors emerged from chapter 11 on February 19, 2010.  As a result, the Successor Company adopted fresh start accounting as (i) the reorganization value of the assets of the Successor Company immediately before the date of confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the Predecessor Company’s voting shares immediately before confirmation of the Plan received less than 50 percent of the voting shares of the emerging entity.

Following confirmation of the Plan by the Bankruptcy Court on January 19, 2010, the Plan required a number of conditions precedent to be satisfied prior to it becoming effective.  These conditions included, but were not limited to, the following: (i) closing of a sale of all or substantially all of the assets of CompassLearning, Inc.; (ii) Plan and all Plan Supplement documents be reasonably acceptable to the Debtors, the pre-petition agent and the required consenting lenders; (iii) the Court order confirming the Plan becoming a final, non-appealable order; and (iv) the closing of the Company’s post-bankruptcy exit credit facilities.  Under the terms of the Plan, the Plan could not become effective without such conditions being satisfied or waived.  The first date on which all of the conditions precedent set forth in the Plan were satisfied, was February 19, 2010, which corresponds with the Effective Date of the Plan.  As such, the Company was required to adopt fresh start accounting as of February 19, 2010.

The Bankruptcy Court confirmed the Plan based upon an estimated enterprise value of the Company between $900.0 and $1,050.0, which was estimated using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

comparable companies; (ii) a review and analysis of several recent transactions of companies in similar industries to the Company; and (iii) a calculation of the present value of the future cash flows of the Company based on its projections.  Based upon an evaluation of relevant factors used in determining the range of enterprise value and updated expected cash flow projections, the Company concluded the enterprise value, or fair value, at February 19, 2010, was $987.9.

The enterprise value confirmed by the Bankruptcy Court included an estimated equity value between $475.0 and $625.0.  The concluded enterprise value at February 19, 2010 of $987.9 included $555.3 of interest bearing debt.  Adding cash and cash equivalents of $157.3, net of outstanding reorganization payments of $112.3, the equity value at February 19, 2010 was determined to be $589.9.

The basis of the discounted cash flow analysis used in developing the enterprise value was based on Company prepared projections which included a variety of estimates and assumptions.  While the Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized.  Changes in these estimates and assumptions would have had a significant effect on the determination of the Company’s enterprise value.  The assumptions used in the calculations for the discounted cash flow analysis included projected revenue, costs and cash flows through 2014, and represented the Company’s best estimates at the time the analysis was prepared.

The concluded enterprise value was determined based on a combination of income and market multiple approaches, with each approach weighted evenly.  The income approach utilized a discount rate of 13% and cash flows based on the disclosure statement included in our Plan of Reorganization, adjusted to reflect disposed and deconsolidated entities, changes in foreign exchange rates and changes to our long-term outlook through the Emergence Date.  Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 2% and discount rate of 13%.  Market multiples of peer companies were calculated and utilized in application of a market approach.  An EBITDA multiple range of 5.5 to 6.5 was applied, and a revenue multiple range of 0.45 to 0.55 was applied.  A control premium of 10% was applied to the results of the market approach to arrive at a controlling valuation basis.  We also looked at the multiples implied by our valuation compared to the implied emergence value multiples from publicly available disclosure statements of other publishing companies in bankruptcy during the prior 12 months.  The implied multiples we utilized were in the range of the multiples we used at emergence.

We have had adverse changes to our long-term outlook since our emergence which have resulted in impairment charges recognized during the period February 20 to September 30, 2010.  Refer to Note 5, Impairment of Assets, for further information.

The reorganization value was allocated to our assets and liabilities in conformity with ASC 805.  We have utilized the cost approach as the primary method of estimating the fair value of our property and equipment.  Historical costs were multiplied by indices for each class of assets which were derived from various published sources, including the Bureau of Labor Statistics for domestic assets, Eurostate and the International Monetary Fund.  Real property was appraised in accordance with the Code of Professional Ethics and Standards of Professional Practice set forth by the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Foundation.

Intangible assets identified and fair valued were tradenames, advertiser and subscriber relationships, owned music and video libraries, customer relationships, trade publishing agreements, licensed music and videos (Time Life business), and customer databases.  We relied on income approach to value the majority of intangible assets.  We utilized the cost approach for databases.  Our primary assumptions for tradenames include life expectancy, which were selected based on length of operating history, reputation and financial performance and royalty rates, which were selected based on the historical and projected profitability of the respective brands, and other qualitative factors.  Key factors in valuing our various relationship assets (subscribers, advertisers

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

and customers) include the expected attrition rates, which were based on operational data such as subscriber renewal rates, analysis of historical advertiser revenue, customer retention statistics, and qualitative factors surrounding the business.  Our databases were valued using the costs to replace and maintain the information contained in the database, which were based on internal cost information.

The assets valued using an income approach are also impacted by the profit margins of the respective product groups and reporting units.  To the extent overall profitability or revenue growth is significantly lower it might have a material impact on the value of the assets.  We have had adverse changes to our long-term outlook since our emergence which have resulted in impairment charges during the period February 20 to September 30, 2010.  See Note 5, Impairment of Assets, for further information.

The four-column consolidated balance sheet as of February 19, 2010 included herein, applies effects of the Plan and fresh start accounting to the carrying values and classifications of assets or liabilities at February 19, 2010.  Upon adoption of fresh start accounting, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values.  Accordingly, the reported historical consolidated financial statements of the Predecessor Company prior to the adoption of fresh start accounting for periods ended on or prior to February 19, 2010 are not comparable to those of the Successor Company.

In applying fresh start accounting, the Company applied the following principles:

•                  The reorganization value, which represents the concluded enterprise value plus excess cash and cash equivalents and non-interest bearing liabilities, of the entity was allocated to the entity’s reporting units in conformity with ASC 805.  The reorganization value exceeded the sum of the fair value assigned to assets and liabilities.  This excess was recorded as Successor Company goodwill as of February 19, 2010.

•                  Each liability existing as of the fresh start accounting date, other than deferred taxes, has been stated at the fair value, and determined at appropriate risk adjusted interest rates.

•                  Deferred taxes were reported in conformity with applicable income tax accounting standards, principally ASC 740.  Deferred tax assets and liabilities have been recognized for differences between the fair value assigned and the tax basis of the recognized assets and liabilities.

Fresh start accounting resulted in the selection of appropriate policies for the Successor Company.  The significant accounting policies of the Predecessor Company were adopted by the Successor Company.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The following four-column consolidated balance sheet identifies the adjustments recorded to the Predecessor Company’s February 19, 2010 consolidated balance sheet as a result of implementing the Plan and applying fresh start accounting:

	Predecessor Company					Successor Company
	February 19,					February 19,
	2010	Effects of Plan		Fresh Start		2010
Assets
Current assets:
Cash and cash equivalents	$274.1	$(4.5	)(a)	$—		$269.6
Restricted cash	567.6	—		—		567.6
Accounts receivable, net	208.6	—		—		208.6
Inventories	83.2	—		—		83.2
Prepaid and deferred promotion costs	26.5	—		—		26.5
Prepaid expenses and other current assets	151.1	3.0	(b)	(55.9	) (i)	98.2
Total current assets	1,311.1	(1.5)		(55.9)		1,253.7
Property, plant and equipment, net	52.8	—		9.6	(j)	62.4
Restricted cash	19.0	—		—		19.0
Goodwill	810.1	—		(124.6	)(k)	685.5
Other intangible assets, net	322.1	—		190.1	(k)	512.2
Prepaid pension assets	160.9	—		(10.0	)(l)	150.9
Other noncurrent assets	60.0	—		(40.3	)(i)	19.7
Total assets	$2,736.0	$(1.5)		$(31.1)		$2,703.4
Liabilities and stockholders’ (deficit) equity
Current liabilities:
Short-term debt	$255.3	$300.0	(c)	$—		$555.3
Accounts payable	191.8	(1.2	)(d)	—		190.6
Accrued expenses	663.5	60.8	(e)	(1.0	)(m)	723.3
Income taxes payable	20.8	(2.7	)(d)	(1.0	)(m)	17.1
Unearned revenue	358.4	—		(129.9	)(n)	228.5
Other current liabilities	3.8	40.7	(d)	22.7	(m)	67.2
Total current liabilities	1,493.6	397.6		(109.2)		1,782.0
Unearned revenue	146.4	—		(57.8	)(n)	88.6
Accrued pension	5.6	—		0.9	(l)	6.5
Postretirement and postemployment benefits other than pensions	14.8	—		0.6	(l)	15.4
Other noncurrent liabilities	175.3	115.3	(d)	(69.6	)(m)	221.0
Liabilities subject to compromise	2,707.6	(2,707.6	)(f,h)	—		—
Total liabilities	$4,543.3	$(2,194.7)		$(235.1)		$2,113.5
Predecessor Company common stock	59.7	(59.7	)(g)	—		—
Successor Company common stock	—	—	(g)	—		—
Paid-in capital	671.5	(81.6	)(g)	—		589.9
Accumulated (deficit) equity	(2,392.1)	2,334.5	(h)	57.6	(o)	—
Accumulated other comprehensive loss	(146.4)	—		146.4	(o)	—
Total stockholders’ (deficit) equity	(1,807.3)	2,193.2		204.0		589.9
Total liabilities and stockholders’ (deficit) equity	$2,736.0	$(1.5)		$(31.1)		$2,703.4

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Effects of Plan Adjustments

(a)          The adjustment reflects the payment of bank fees related to the conversion of the DIP Facility into the First Lien Term Loan.

(b)         The adjustments mainly represent $4.5 of deferred financing fees paid under the Exit Financing, offset by the write-off of the prior directors and officers’ liability insurance policies of $1.5.

(c)          The adjustment to short-term debt reflects the conversion of the DIP Facility to the First Lien Term Loan, as defined in Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, the reinstated German Term Loan and the Second Lien Term Loan.

Release of DIP Credit Facility	$(150.0)
Release of German Term Loan	(105.3)
First Lien Term Loan	150.0
Second Lien Term Loan	300.0
Reinstated German Term Loan	105.3
$300.0

(d)         Primarily reflects sales tax and income tax adjustments of $1.2 and $2.7, respectively; the increase in long-term and short-term deferred tax liabilities of $124.0 and $40.7, respectively; and the recognition of a deferred gain relating to a previous sale-leaseback transaction and other deferred rent charges on the rejected leases pursuant to the Plan of Reorganization of $8.7.  The increase in deferred tax liabilities resulted from recording the tax impact of the tax basis and tax attribute reduction, taking into account any valuation allowance impacts that occurred effective with the emergence from bankruptcy.  The gain on the sale-leaseback transaction was being amortized over the life of the lease and the adjustment in emergence represents the unamortized gain that existed at the time of the lease rejection.  The deferred rent charges result from the straightlining of our rent expense in accordance with ACS Topic 840, Leases, and represented the balance that existed at the time we rejected the leases.

(e)          Reclassifies the accrual from the line item liabilities subject to compromise to the line item accrued expenses, in our consolidated balance sheets and includes:

Accrual for contract cure costs for assumed contracts and allowed unsecured ongoing operations claims	$51.3
Escrow established for general unsecured creditor claims	4.0
Accrual for liabilities related to leases	1.8
Accrual for change in control fees within assumed contracts, triggered by emergence from bankruptcy	1.6
Accrual related to sales tax reserves	1.1
Hardship fund (maximum amount) established for certain holders of terminated non-qualified plans	1.0
Total	$60.8

(f)            The adjustment to liabilities subject to compromise relates to the extinguishment of the Senior Subordinated Notes and the 2007 Credit Facility, preferred stock liability and general unsecured claims.  The estimated settlements on the general unsecured claims were reclassified to accrued liabilities.  The Senior Subordinated Notes received a settlement of new warrants provided the noteholders voted in favor of the Plan (See Note 24, Common Stock Warrants, for further information) and the holders of the U.S. Term Loan and U.S. Revolver received settlements of debt and new common stock at emergence.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

(g)         Pursuant to the Plan, Predecessor Company RDA Holding Co. common stock was canceled and new common stock of the Successor Company RDA Holding Co. was issued.  The adjustment eliminated Predecessor Company’s common stock and additional paid-in capital of $59.7 and $671.5, respectively, and recorded Successor Company’s common stock and additional paid-in capital of $589.9, which represented the fair value of the newly issued common stock.

(h)         As a result of the Plan, the adjustment to accumulated deficit recorded the elimination of the Predecessor Company’s common stock and additional paid-in capital and the pre-tax gain on the cancellation of debt, offset by the issuance of the Successor Company’s new common stock, First Lien Term Loan and payments to general unsecured creditors.

The discharge of a debt obligation for an amount less than the adjusted issue price creates Cancellation of Debt Income (“CODI”), which must be included in the debtor’s taxable income.  CODI is excluded in calculating taxable income to the extent the debtor is in a chapter 11 bankruptcy proceeding.  A consequence of not recognizing CODI for tax purposes is that certain of the Company’s tax attributes and tax basis in its assets are reduced as of the last day of our tax year ended June 30, 2010.  The Company recorded a net deferred tax expense at the date of bankruptcy emergence of $161.8, net of valuation allowance reversal, to reflect the estimated reduction of tax attributes, tax deductible goodwill, and other tax basis in its assets.  The net deferred tax expense was calculated at our estimated domestic effective tax rate of 37.4%, as only the basis of domestic deferred tax assets was reduced.

The pre-tax gain on the cancellation of debt was calculated as follows:

Extinguishment of Predecessor Company’s claims pursuant to the Plan:

Debt and Notes Payable
Senior Subordinated Notes	$(579.2)
U.S. Term Loan and U.S. Revolver	(1,449.2)
Other debt	(0.8)
Preferred stock liability	(396.7)
Accounts Payable, accrued expenses and other
Accrued interest	(63.4)
Deconsolidated RDA UK Subsidiary payables	(35.2)
Other general unsecured claims	(73.1)
Postretirement obligations, postemployment obligations and deferred compensation claims	(76.4)
Rejected lease claims	(33.6)
Total liabilities subject to compromise	$(2,707.6)

Establishment of Successor Company’s obligations pursuant to the Plan:
First Lien Term Loan	300.0
Issuance of New Common Stock	589.9
Contract and general unsecured claims and other settlements	52.6
Total settlements on debt	942.5

Pre-tax gain on settlement of pre-petition liabilities	$(1,765.1)

Other adjustments to accumulated deficit:
Tax impact	161.8
Extinguishment of Predecessor Company’s common stock and paid-in capital	(731.2)
Accumulated deficit balance at emergence	$(2,334.5)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Fresh Start Adjustments

(i)             At the time of our emergence, our assets included certain prepaid magazine costs and unearned agent commissions related to our magazine subscriptions.  We recognize prepaid magazine costs upon issuance of the respective magazine.  Agent commissions are earned over the life of the magazine subscription.  ASC 805 requires unearned revenue to be adjusted to fair value to reflect a reasonable profit for the Successor Company to fulfill the obligations.  The prepaid magazine costs and unearned agent commissions reflected in the December 31, 2010 consolidated balance sheet upon emergence are fully associated with efforts and profit of our Predecessor Company and therefore there are no remaining obligations of, and no future benefit to, the Successor Company.  Therefore, the adjustments primarily reverse the balance of prepaid magazine costs of $14.8 and unearned agent commissions of $65.7 that existed at the time of emergence.  The remainder of the adjustments results in the elimination of deferred taxes and other deferred costs.

(j)             An adjustment of $9.6 was recorded to adjust the net book value of property, plant and equipment to fair value.

(k)          The adjustment eliminated the balance of goodwill and other unamortized intangible assets of the Predecessor Company and recorded Successor Company intangible assets, including reorganization value in excess of amounts allocated to identified tangible and intangible assets, also referred to as Successor Company goodwill.  The Successor Company’s February 19, 2010 balance sheet reflects the allocation of the business enterprise value to assets and liabilities immediately following the emergence as follows:

Business enterprise value	$987.9
Add: Successor Company liabilities	2,113.5
Less: Interest bearing debt	(555.3)
Less: Reorganization related liabilities	(112.3)
Less: Fair value of tangible assets, excluding cash	(1,236.1)
Less: Fair value of identified intangible assets	(512.2)
Reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets (Successor Company goodwill)	$685.5

The Company valued advertising, subscriber and other customer relationships; owned music and video; trade publishing distribution agreements; and licensed music and video using the income approach, or more specifically, the excess earnings method.  In determining the fair value of these intangible assets, the excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges.  The incremental after-tax cash flows attributable to the subject intangible asset were then discounted to their present value.

The Company valued tradenames using the income approach, or more specifically, the relief from royalty method.  Under this method, the asset values were determined by estimating the hypothetical royalties that would have to be paid if the tradename was not owned.  Royalty rates were selected based on consideration of several factors, including, but not limited to, consumer product industry practices, the existence of licensing agreements (licensing in and licensing out) and the importance of the tradename and profit levels.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The fair value adjustment by intangible asset type was as follows:

	February 19, 2010
	Predecessor Company	Fair Value Adjustment	Successor Company
Intangible assets with indefinite lives:
Readers Digest tradenames and other tradenames	$225.7	$28.8	$254.5
Intangible assets with finite lives:
Tradenames	3.7	6.3	10.0
Customer, subscriber and advertiser relationships	41.5	93.9	135.4
Customer databases	47.1	29.1	76.2
Licensing agreements and technical support agreements	1.8	10.2	12.0
Favorable lease commitments	0.8	(0.8)	—
Technology and software	1.4	1.2	2.6
Owned and licensed music and video	—	20.7	20.7
Other intangible assets	0.1	0.7	0.8
Total intangible assets	$322.1	$190.1	$512.2

Cash assumed and non-interest bearing liabilities have been adjusted to exclude liabilities related to reorganization payments made after emergence to normalize excess cash and liabilities resulting from bankruptcy protection.

After considering the effects of the Plan at February 19, 2010, $105.2, $5.2 and $1.9 reorganization related liabilities were included within accrued expenses, accounts payable and income taxes payable, respectively.

(l)             An adjustment of $11.5 was recorded to measure the employee benefit obligations as of the Effective Date.  This adjustment primarily reflected the difference between the expected return on plan assets as compared to the fair value of the plan assets as of the Effective Date.  For additional information on the Company’s defined benefit plans, see Note 25, Benefit Plans.

(m)       Primarily reflects the tax impact of the fresh start accounting adjustments, net of adjustments to the estimated valuation allowance.  These amounts were based on the difference between the book and tax basis of assets after the adoption of fresh start accounting.  The pro forma adjustments were tax effected at our estimated domestic tax rate of 37.4% for the domestic amounts and the applicable tax rates for the international amounts.  Also included were adjustments of $0.9 for short-term postretirement and postemployment benefits.

(n)         Unearned revenue was valued at the estimated cost to complete plus an estimated profit margin of 5.0%.  The cost build-up approach was used to value unearned revenue and is based on a market participant’s estimate of the costs that will be incurred to fulfill the obligation plus a normal profit margin for the level of effort or assumption of risk by the Successor Company.  The normal profit margin was determined from the perspective of a market participant and does not include any profit related to selling or other efforts complete prior to the acquisition date.  A net adjustment of $187.7 was recorded to adjust the unearned revenue to fair value.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

(o)         The Predecessor Company’s accumulated deficit and accumulated other comprehensive loss were eliminated in conjunction with the adoption of fresh start accounting.  The Predecessor Company recognized a pre-tax gain of $163.1 related to the fresh start accounting adjustment as follows:

Establishment of Successor Company’s goodwill	$(685.5)
Elimination of Predecessor Company’s goodwill	810.1
Establishment of Successor Company’s other intangible assets	(512.2)
Elimination of Predecessor Company’s other intangible assets	322.1
Property, plant and equipment fair value adjustments	(9.6)
Benefit plan adjustments	10.6
Prepaid magazine and unearned agent commission adjustments	80.5
Unearned revenue adjustments	(187.7)
Other fair value adjustments	6.6
Currency translation adjustments	2.0
Pre-tax gain on fresh start accounting adjustments	$(163.1)
Deferred tax adjustments	(38.9)
Less: Fresh start accounting currency translation adjustments	(2.0)
Fresh start accounting stockholders’ equity	$(204.0)

Note 4            Liabilities Subject to Compromise

Liabilities subject to compromise refers to those pre-petition liabilities which were settled through the bankruptcy process (i.e., unsecured and undersecured obligations).  ASC 852 requires pre-petition liabilities, including those that became known after filing the chapter 11 petitions, which are subject to compromise, to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts.  These liabilities represented the estimated amounts expected to be resolved on known or potential claims through the chapter 11 process.

Liabilities subject to compromise consisted of the following:

Predecessor Company
December 31, 2009
Debt and notes payable	$2,029.2
Preferred stock liability	396.7
Accounts payable	58.5
Accrued expenses	62.0
Postretirement obligations, postemployment obligations and deferred compensation claims	76.4
Rejected leases	26.4
Other	24.4
Total liabilities subject to compromise	$2,673.6

See Note 3, Fresh Start Accounting, regarding fresh start accounting and effects of the Plan of Reorganization which discharged most of the Predecessor Company’s pre-petition liabilities and reclassified the remaining liabilities subject to compromise to the appropriate liability accounts.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 5                    Impairment of Assets

Goodwill and other indefinite lived intangible assets are reviewed for impairment using a fair value based approach annually or earlier upon the occurrence of events or circumstances that indicate there may be an impairment charge.  Our annual impairment test is performed on October 1.  Asset impairment charges related to the carrying value of goodwill and certain long-lived assets are calculated in accordance with the provisions of ASC 350 and ASC 360, respectively.

Goodwill is reviewed for impairment at the reporting unit level.  A reporting unit is equivalent to an operating segment or one level below an operating segment.  Our reporting units represent our reportable segments, except for one component of our United States reportable segment, Allrecipes.com, which is considered a separate reporting unit.  See Note 27, Segments, for further information.  Indefinite lived intangible assets, or tradenames, are reviewed for impairment based on their lowest unit of accounting or by asset.

During the period February 20 to December 31, 2010 and the six months ended December 31, 2009, we were required to perform an impairment assessment and measure certain assets at fair value.  These fair value measurements are considered non-recurring under ASC 820.  The assets and liabilities measured during the period at fair value on a non-recurring basis were as follows:

		Fair Value Measurements Using
	At the End of the Period	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss

For the period February 20 to December 31, 2010 (Successor Company)
Goodwill	$672.4	$—	$—	$672.4	$19.1
Other intangible assets, net	451.4	—	—	451.4	22.0
Property, plant and equipment, net	63.7	—	—	63.7	1.7
					$42.8

For the six months ended December 31, 2009 (Predecessor Company)
Other intangible assets, net	$343.3	$—	$—	$343.3	$58.1
Property, plant and equipment, net	59.4	—	—	59.4	3.1
					$61.2

During the period February 20 to December 31, 2010, we recorded an impairment charge of $42.8 related to goodwill and other intangible assets.  Our Other reportable segment had goodwill and intangible asset impairment charges of $19.1 and $7.3, respectively.  Our Canada, APLA and United States reportable segments had tradename impairment charges of $7.7, $4.0 and $3.0, respectively.  We also recorded an impairment of $1.7 of property, plant and equipment related to the abandonment of one floor in our White Plains, New York office.

During the six months ended December 31, 2009, we recorded an impairment charge of $61.2 related to other intangible assets and software due to a decline in the long-term outlook in our international reporting units.  The impairment analysis resulted in an impairment charge of $58.1 and $3.1 for certain tradenames and software, respectively, in our Europe, APLA and Canada reportable segments.

During fiscal 2009, we recorded an impairment charge of $988.8 related to goodwill and other intangible assets.  The impairment resulted from the significant deterioration of global market

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

conditions, including a large decline in market multiples, combined with a downgrade in our credit rating and the decline in our financial projections.

Our 2008 annual impairment analysis, which was conducted in the fourth quarter of fiscal 2008, indicated impairment in the value of goodwill and intangible assets held by the Company as a result of the then current trends and competitive environment in which certain business units operate.  Goodwill impairment charges of $34.3 were recorded for Weekly Reader.  In addition, we recorded goodwill and intangible impairment charges of $225.1 and $47.8, respectively, related to QSP and TOHE, which is included in the loss from discontinued operations, net of the tax benefit, for fiscal 2008.

February 20 to December 31, 2010 Impairment

Our assets were established at fair value upon our emergence from bankruptcy and application of fresh start accounting on February 19, 2010.  During the period February 20 to December 31, 2010, the Company completed a long-term plan as part of our annual planning process.  The plan reflected the impact of unanticipated adverse conditions which occurred subsequent to our emergence from bankruptcy and other planned strategic initiatives.  These changes reflect projected revenue that is lower than those included in our prior valuation used in the application of fresh start accounting and changes in our long-term view, most notably in our Other reportable segment.  As a result of these factors, we concluded that an interim impairment test was necessary.

There were no material changes in our business or our forecasts between our third quarter interim impairment analysis and our annual impairment analysis on October 1, 2010.  During the fourth quarter, we concluded that no indicators of impairment were present and consequently, no additional impairment analysis was necessary for our goodwill and intangible assets.

The measurement of the fair value of intangible assets was based on discounted cash flow analyses and other variations of the income approach.  We estimated the fair value of our tradenames based on the relief from royalty method.  This method applied a hypothetical royalty rate to our projected revenue streams attributable to each respective brand.  The lower projected revenue in our long-term projections for our United States, APLA and Canada reportable segments resulted in fair values below their carrying value and as a result, we recorded an impairment charge during the third quarter of 2010.

The goodwill impairment analysis is a two-step process.  The first step, used to identify potential impairment, is a comparison of the reporting unit’s estimated fair value to its carrying value, including goodwill.  If the fair value of the reporting unit exceeds its carrying value, applicable goodwill is not considered to be impaired.  If the carrying value exceeds the fair value, there is an indication of impairment, and the second step is performed to measure the amount of the impairment.  The second step requires the Company to calculate an implied fair value of goodwill based on a hypothetical purchase price allocation.

We estimated the fair value of our reporting units based on a combination of the income and market multiple approaches.  Estimated discounted cash flows for each reporting unit required significant judgment.  Certain key assumptions utilized, included changes in forecasted revenue, operating expenses, working capital requirements and capital expenditures, are based on estimates related to strategic initiatives and current market conditions.  The discounted cash flow analyses used a discount rate that corresponds to the weighted average cost of capital.  This assumed discount rate is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the individual reporting units.  The market data utilized included publicly-traded prices and transaction values of comparable companies with operations considered to be similar to those of the Company’s reporting units.  Collectively, these evaluations were management’s best estimate of projected future cash flows and fair values.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

During our third quarter our Other reporting unit (Weekly Reader) failed the first step of the goodwill impairment test, which required us to proceed to the second step.  We recorded a goodwill impairment charge of $19.1 during the period February 20, 2010 to December 31, 2010.

Our remaining reporting units passed the first step of our goodwill impairment test.  While our revenue outlook is lower than expected for certain reporting units since our emergence from bankruptcy, we have implemented and plan to implement certain cost cutting measures to mitigate the impact of the lower revenue and replace lost revenue through various new initiatives.  While certain of our reporting unit fair values are dependent upon our successful execution of these initiatives, we have considered the risk of non-performance in our assessment of fair value.

Given the proximity of time since establishing the fair value of our reporting units on February 19, 2010, our estimates of fair value approximate book value.  Consequently, while the Company believes the assumptions used in the interim and annual impairment analyses are reasonable, our analysis is sensitive to adverse changes in the assumptions used in the valuations.  In particular, changes in the projected cash flows, the discount rate, the terminal year growth rate and market multiple assumptions could produce significantly different results for the impairment analyses.  Changes in these assumptions against actual results could result in future impairment tests and charges.  Our Europe reporting unit passed the first step of our goodwill analysis with minimal excess of fair value over book values.  Negative changes to any one or more of our assumptions for our Europe reporting unit, such as an increase in the discount rate or a decline in our long-term growth rate, would result in book values in excess of fair values and consequently result in a step two goodwill impairment analysis.  In addition, our long-term plan for the Europe reporting unit currently reflects the stabilization and subsequent growth of our core business and the success of newly identified initiatives such as digital sweepstakes and English 20, which are in various stages of the product development life cycle.  While we believe we have appropriately risk-adjusted our long-term plan to reflect the risk of non-performance, adverse changes beyond our risk-adjusted forecasts may also result in a step two goodwill impairment analysis.  Had we performed a step two goodwill analysis an additional impairment may have resulted.  We also intend to realign our business in Europe, which we expect could result in additional cost savings currently not included in our long-term forecast which would assist in meeting our long-term projections.  We will continue to monitor any changes in circumstances for indicators of impairment.

Six months ended December 31, 2009 Impairment

During the six months ended December 31, 2009, negative trends in our current results impacted the long-term outlook in our international reporting units, and we performed an interim impairment analysis for our intangible assets and goodwill.  This impairment analysis resulted in impairment charges of $58.1 and $3.1 for certain tradenames and software in our Europe, APLA and Canada reporting units.

Fiscal 2009 Impairment

During the third and fourth quarters of fiscal 2009, we concluded that interim impairment analyses of our goodwill and long-lived assets were necessary for all of our reporting units.  There were no material changes in our business or our forecasts between our third quarter impairment analysis and our annual impairment analysis on April 1, 2009.  The conclusion to test for interim impairment in the third quarter was based on certain indicators of impairment, including the significant deterioration of global market conditions (including a large decline in market multiples), combined with a downgrade in our credit rating and the decline in our most recent financial projections developed during the quarter as compared to the significant margin of excess fair value over carrying value that existed at our last impairment analysis.  Our fourth quarter indication of impairment was primarily attributable to additional changes in our long-term outlook, the potential decline in future cash flows and deterioration of our liquidity position.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

As a result of our impairment analysis, we recorded non-cash asset impairment charges of $497.0 and $491.8 in the third and fourth quarters, respectively, of fiscal 2009.  We also recorded goodwill, intangible assets and property, plant and equipment impairment charges of $9.9, $4.8 and $16.5, respectively, for CompassLearning, which is included in the loss from discontinued operations, net of the tax benefit, for fiscal 2009.

The non-cash asset impairment charges recorded for the period February 20 to December 31, 2010; the six months ended December 31, 2009; and the years ended June 30, 2009 and 2008 are presented below, by asset.

	Successor Company	Predecessor Company
	February 20 to	Six months ended	Year ended June 30,
	December 31, 2010	December 31, 2009	2009	2008

Goodwill	$19.1	$—	$571.9	$34.3
Other intangible assets, net
Reader’s Digest tradenames (indefinite lived)	21.0	58.1	389.0	—
Other tradenames (definite-lived)	—	—	11.9	—
Customer relationships	1.0	—	9.8	—
Property, plant and equipment, net	1.7	3.1	6.2	—
Total	$42.8	$61.2	$988.8	$34.3

We did not recognize any impairment charges during the period January 1 to February 19, 2010 or for the six months ended December 31, 2008.

Note 6                    Other Operating Items, Net

Items included in other operating items, net consist of the following:  (i) restructuring charges, representing the streamlining of our organizational structure; (ii) professional fees related to our exit from bankruptcy and the implementation of fresh start accounting; (iii) gain or loss on the disposal of assets; (iv) contractual charges and other periodic costs related to the strategic repositioning of our businesses; and (v) pension curtailments.

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Restructuring charges	$22.3	$10.6	$2.5	$17.0	$26.9	$8.6
Professional fees associated with bankruptcy and fresh start accounting	20.7	3.1	—	—	—	—
Sale or disposal of certain assets	(1.3)	0.3	(0.9)	—	(1.2)	(1.7)
Periodic cost related to restructuring	—	—	2.0	3.3	3.9	4.7
Contractual charges	—	—	—	0.8	2.2	9.1
Pension curtailment	(0.4)	—	—	—	—	—
Total	$41.3	$14.0	$3.6	$21.1	$31.8	$20.7

Restructuring Actions

Restructuring charges are recorded in accordance with ASC Topic 712, Compensation - Nonretirement Postemployment Benefits (“ASC 712”) or ASC Topic 420, Exit or Disposal Cost Obligations (“ASC 420”).  Employees terminated as a result of our restructuring activities were terminated under our pre-existing severance policy; therefore, we recognized severance amounts

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

pursuant to ASC 712.  Severance charges represent the cost to separate employees from our operations to streamline the organization.  As such, severance amounts are recorded when a termination plan is developed and approved, including the identification of positions to be separated, and when payment is probable and estimable.  Other amounts related to restructuring actions, including charges to terminate contractual obligations in connection with streamlining activities, are recorded in accordance with ASC 420.

Under the provisions of the ongoing chapter 11 proceedings (see Note 4, Liabilities Subject to Compromise), during the first quarter of fiscal 2010, $7.6 of severance and contractual obligations of our Debtors was reclassified from the restructuring accrual to liabilities subject to compromise.

Effective April 2, 2009, our Reader’s Digest Association, Inc. Retirement Plan (“U.S. Qualified Pension Plan” or “Retirement Plan”) was amended to provide additional benefits to employees involuntarily terminated.  As a result, a portion of our severance obligation is being satisfied by payments from the U.S. Qualified Pension Plan.  See Note 25, Benefit Plans, for further information.

Successor Company’s Restructuring accruals

For the period February 20 to December 31, 2010, we recorded new restructuring activities of $27.2.  This was primarily related to $22.4 in severance for approximately 300 employees.  The efforts largely consist of consolidating functions across business units within our Company.  The above accruals were net of accrual reductions attributed to planned severance being lower than originally anticipated for a variety of reasons, including employee resignations and final negotiated agreements.  In addition, during the period February 20 to December 31, 2010, we recorded $4.8 in contractual charges primarily associated with the exit and abandonment of one floor of our White Plains, New York facility.  We are currently exploring sublease opportunities for this space.

We also reversed accruals related to Predecessor Company initiatives of $4.7 and $0.2 for severance and contracts, respectively.

Predecessor Company’s Restructuring accruals

January 1 to February 19, 2010 Restructuring Charges

During the period January 1 to February 19, 2010, we recorded new restructuring activities of $10.6, primarily related to severance in our international locations, principally France.

Six months ended December 31, 2009 Restructuring Charges

During the six months ended December 31, 2009, we recorded new restructuring activities of $4.7 primarily related to severance associated with approximately 110 employee reductions connected with various reorganizations and cost saving initiatives.  These employee reductions and severance payments are expected to be substantially completed at the end of calendar year 2011.  These accruals were offset by $2.2 in adjustments to prior year cost savings initiatives primarily due to fewer employees receiving severance than originally planned in our international locations related to the outsourcing of our IT function and the global recession plan implemented in fiscal 2009.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Fiscal Year 2009 Restructuring Charges

During fiscal 2009, we recorded new severance accruals of $25.9 related to employee headcount reductions as part of our fiscal 2009 initiatives which were primarily the result of the outsourcing of our IT function and as part of our recession plan announced in January 2009.  These employee reductions were largely completed by the end of fiscal 2009 with severance payments now being substantially completed, except for some extended severance payments in our international locations.  Also during fiscal 2009, restructuring accruals attributed to prior period initiatives were adjusted by $1.0 primarily due to an increase in the accrual for abandoned leases due to softness in the real estate sublease market, offset by lower severance payments than originally estimated.

Fiscal Year 2008 Restructuring Charges

Fiscal 2008 restructuring charges included actions associated with various costs savings initiatives and headcount reductions in addition to charges assumed during the acquisition of the Reader’s Digest Association.  These actions are substantially complete.

The table below reflects changes in our restructuring accruals, by type of initiative, for the Successor Company from February 20 to December 31, 2010:

	Successor Company
	Severance			Contracts
	Current Year			Current Year
	Successor Company	Predecessor Company	Total	Successor Company	Predecessor Company	Total	Grand
	Initiatives	Initiatives	Severance	Initiatives	Initiatives	Contracts	Total
Cumulative Amounts
Predecessor Company’s liabilities assumed in fresh start accounting	$—	$14.5	$14.5	$—	$0.3	$0.3	$14.8
Accruals, net	22.4	(4.7)	17.7	4.8	(0.2)	4.6	22.3
Spending	(13.5)	(6.2)	(19.7)	—	(0.1)	(0.1)	(19.8)
Balance at December 31, 2010	$8.9	$3.6	$12.5	$4.8	$—	$4.8	$17.3

The table below reflects changes in our restructuring accruals, by reportable segment, for the Successor Company from February 20 to December 31, 2010:

	Successor Company
	Severance						Contracts
	US	Europe	APLA	Canada	LED	Total Severance	US	APLA	Grand Total
Cumulative Amounts
Predecessor Company’s liabilities assumed in fresh start accounting	$1.3	$11.3	$1.3	$0.4	$0.2	$14.5	$—	$0.3	$14.8
Accruals, net	6.3	5.5	4.6	1.4	(0.1)	17.7	4.8	(0.2)	22.3
Spending	(7.3)	(7.6)	(3.9)	(0.9)	—	(19.7)	—	(0.1)	(19.8)
Balance at December 31, 2010	$0.3	$9.2	$2.0	$0.9	$0.1	$12.5	$4.8	$—	$17.3

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The table below reflects changes to our restructuring accruals, by type of initiative, for the Predecessor Company:

	Predecessor Company
	Severance				Contracts
	July 1, 2009 to February 19, 2010 Initiatives	Twelve months ended June 30, 2009	Prior Initiatives	Total	July 1, 2009 to February 19, 2010 Initiatives	Prior Initiatives	Grand Total
Balance at June 30, 2007	$—	$—	$39.7	$39.7	$—	$10.2	$49.9
Liabilities assumed in purchase of RDA Inc.	—	—	(5.5)	(5.5)	—	—	(5.5)
Accruals, net	—	—	7.9	7.9	—	0.7	8.6
Spending	—	—	(26.6)	(26.6)	—	(7.1)	(33.7)
Balance at June 30, 2008	—	—	15.5	15.5	—	3.8	19.3
Liabilities assumed in purchase of RDA Inc.	—	—	(2.6)	(2.6)	—	—	(2.6)
Accruals, net	—	25.9	(3.5)	22.4	—	4.5	26.9
Spending	—	(9.6)	(8.2)	(17.8)	—	(1.5)	(19.3)
Balance at June 30, 2009	—	16.3	1.2	17.5	—	6.8	24.3
Accruals, net	4.7	(2.1)	(0.1)	2.5	—	—	2.5
Spending	(3.0)	(9.2)	(0.3)	(12.5)	—	(0.2)	(12.7)
Reclass to liabilities subject to compromise	—	(1.0)	—	(1.0)	—	(6.6)	(7.6)
Balance at December 31, 2009	1.7	4.0	0.8	6.5	—	—	6.5
Accruals, net	10.3	—	—	10.3	0.3	—	10.6
Spending	(1.7)	(0.4)	(0.2)	(2.3)	—	—	(2.3)
Balance at February 19, 2010	$10.3	$3.6	$0.6	$14.5	$0.3	$—	$14.8
Cumulative Amounts
Liabilities assumed in purchase of RDA Inc.	$—	$—	$31.9	$31.9	$—	$1.1	$33.0
Accruals, net	15.0	23.8	11.6	50.4	0.3	19.9	70.6
Spending	(4.7)	(19.2)	(42.9)	(66.8)	—	(14.4)	(81.2)
Reclass to liabilities subject to compromise	—	(1.0)	—	(1.0)	—	(6.6)	(7.6)
Balance at February 19, 2010	$10.3	$3.6	$0.6	$14.5	$0.3	$—	$14.8

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The table below reflects changes to our restructuring accruals by, reportable segment, for the Predecessor Company:

	Predecessor Company
	Severance							Contracts
	US	Europe	APLA	Canada	LED	Other	Total Severance	APLA	LED	Other	Total Contracts	Grand Total
Balance at June 30, 2007	$1.4	$21.6	$1.0	$0.1	$1.2	$14.4	$39.7	$—	$6.5	$3.7	$10.2	$49.9
Liabilities assumed in purchase of RDA Inc.	(0.5)	(3.3)	(0.6)	(0.1)	—	(1.0)	(5.5)	—	—	—	—	(5.5)
Accruals, net	0.6	4.6	1.3	—	—	1.4	7.9	—	—	0.7	0.7	8.6
Spending	(0.2)	(11.9)	(1.0)	(0.3)	(1.0)	(12.2)	(26.6)	—	(5.0)	(2.1)	(7.1)	(33.7)
Balance at June 30, 2008	1.3	11.0	0.7	(0.3)	0.2	2.6	15.5	—	1.5	2.3	3.8	19.3
Liabilities assumed in purchase of RDA Inc.	(0.3)	(2.0)	—	—	—	(0.3)	(2.6)	—	—	—	—	(2.6)
Accruals, net	7.4	11.7	3.3	1.2	—	(1.2)	22.4	—	—	4.5	4.5	26.9
Spending	(5.9)	(8.3)	(2.2)	(0.6)	(0.2)	(0.6)	(17.8)	—	(0.5)	(1.0)	(1.5)	(19.3)
Balance at June 30, 2009	2.5	12.4	1.8	0.3	—	0.5	17.5	—	1.0	5.8	6.8	24.3
Accruals, net	2.3	(0.3)	0.8	(0.1)	—	(0.2)	2.5	—	—	—	—	2.5
Spending	(2.7)	(8.0)	(1.5)	(0.2)	—	(0.1)	(12.5)	—	—	(0.2)	(0.2)	(12.7)
Reclass to liabilities subject to compromise	(0.8)	—	—	—	—	(0.2)	(1.0)	—	(1.0)	(5.6)	(6.6)	(7.6)
Balance at December 31, 2009	1.3	4.1	1.1	—	—	—	6.5	—	—	—	—	6.5
Accruals, net	1.0	7.8	0.6	0.7	0.2	—	10.3	0.3	—	—	0.3	10.6
Spending	(1.0)	(0.6)	(0.4)	(0.3)	—	—	(2.3)	—	—	—	—	(2.3)
Balance at February 19, 2010	$1.3	$11.3	$1.3	$0.4	$0.2	$—	$14.5	$0.3	$—	$—	$0.3	$14.8
Cumulative Amounts
Liabilities assumed in purchase of RDA Inc.	$2.2	$16.9	$0.8	$0.3	$—	$11.7	$31.9	$—	$—	$1.1	$1.1	$33.0
Accruals, net	13.0	24.1	6.0	1.8	1.5	4.0	50.4	0.3	8.2	11.7	20.2	70.6
Spending	(13.1)	(29.7)	(5.5)	(1.7)	(1.3)	(15.5)	(66.8)	—	(7.2)	(7.2)	(14.4)	(81.2)
Reclass to liabilities subject to compromise	(0.8)	—	—	—	—	(0.2)	(1.0)	—	(1.0)	(5.6)	(6.6)	(7.6)
Balance at February 19, 2010	$1.3	$11.3	$1.3	$0.4	$0.2	$—	$14.5	$0.3	$—	$—	$0.3	$14.8

Note 7                    Deconsolidation

Effective February 17, 2010, the Company deconsolidated RDA UK as a result of RDA UK filing for administration.  As of the aforementioned date, the United Kingdom High Court of Justice appointed an administrator who replaced management and the Board of Directors of RDA UK, and is responsible for any decision making regarding the day-to-day operations, assets, liabilities and capital of RDA UK.  As a result, we relinquished our controlling financial interest in RDA UK.  Therefore, in accordance with ASC Topic 810, Consolidation, the financial results of RDA UK are no longer included in our consolidated financial results for periods beginning after February 17, 2010.

We recognized a pre-tax loss of $49.7 as a result of deconsolidating RDA UK on February 17, 2010.  The loss recognized upon deconsolidation of RDA UK represents the difference between the carrying value of the former subsidiary immediately before deconsolidation and the estimated fair value of any retained noncontrolling investment in RDA UK, which was zero on February 17, 2010.

In the period February 20 to December 31, 2010, we reduced the loss by $2.4 as a result of final negotiated liability settlements.

On April 9, 2010, the Company entered into a license agreement with a third party to publish the United Kingdom edition of Reader’s Digest magazine and sell other products under the Reader’s Digest brand.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 8                    Other (Income) Expense, Net

The components of other (income) expense, net are as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Interest income	$(4.1)	$(0.2)	$(2.2)	$(3.8)	$(6.8)	$(8.9)
Net loss (gain) on foreign exchange	1.3	9.1	(1.3)	2.1	2.5	(0.1)
Other expense, net	0.5	0.7	0.7	0.2	19.4	2.3
Total other (income) expense, net	$(2.3)	$9.6	$(2.8)	$(1.5)	$15.1	$(6.7)

Other expense, net at June 30, 2009 included an unrealized loss of $19.4 on interest rate swap agreements which was reclassified from other comprehensive (loss) gain.  See Note 21, Financial Instruments, for further information.

Note 9                    Reorganization Items

In accordance with ASC 852, reorganization items are presented separately in the accompanying consolidated statements of operations and include expenses, gains and losses directly related to the Debtors’ reorganization proceedings.  A summary of reorganization items for the Pre Emergence period is shown below:

	Predecessor Company
	January 1 to February 19, 2010	Six months ended December 31, 2009
Gain on settlement of pre-petition liabilities (a)	$(1,765.1)	$—
Pre emergence gain on settlement of pre-petition liabilities (a)	(2.1)	(3.2)
Revaluation of assets and liabilities (b)	(163.1)	—
Professional fees directly related to reorganization (c)	13.6	37.5
Rejected leases (d)	7.2	19.4
Compensation and retention (e)	1.3	2.6
Other	1.6	1.9
Total reorganization items	$(1,906.6)	$58.2

(a)          The gain at emergence and pre emergence gain on settlement of pre-petition liabilities reflected amounts related to negotiated settlements of pre-petition obligations, pursuant to the Plan of Reorganization, upon and prior to emergence from bankruptcy.

(b)         The revaluation of assets and liabilities related to fresh start accounting adjustments in accordance with ASC 852.

(c)          Professional fees directly related to reorganization included fees associated with advisors to the Debtors, unsecured creditors and secured creditors.

(d)         Rejected leases reflected amounts recorded to settle leases rejected by the Company and approved by the Bankruptcy Court.

(e)          The compensation and retention reflected bonus accruals for incentive compensation plans established under the Plan of Reorganization, which were directly linked to the reorganization.

Post emergence payments for reorganization items included $51.2 for the settlement of pre-petition liabilities and $17.1 for professional fees for the period February 20 to December 31, 2010.

Pre emergence payments for reorganization items included $3.9 for the settlement of pre-petition liabilities and $10.9 for professional fees for the period January 1 to February 19, 2010.  Pre

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

emergence payments for reorganization items for the six months ended December 31, 2009 included $23.1 for professional fees.

Note 10            Income Tax

(Loss) income before income taxes and discontinued operations is as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
United States	$(119.7)	$1,756.2	$(54.9)	$(90.9)	$(907.4)	$(263.6)
International	30.1	58.0	(52.1)	(19.7)	(233.8)	40.7
(Loss) income before income taxes and discontinued operations	$(89.6)	$1,814.2	$(107.0)	$(110.6)	$(1,141.2)	$(222.9)

Income tax (benefit) provision is allocated to the following items:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30, 2009
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Continuing operations	$(59.4)	$54.0	$(7.4)	$12.8	$(35.5)	$4.9
Discontinued operations	—	(1.6)	1.6	(15.9)	(11.6)	(9.4)
Stockholders’ equity	2.6	59.3	(4.7)	—	(77.1)	(23.1)
Total	$(56.8)	$111.7	$(10.5)	$(3.1)	$(124.2)	$(27.6)

The components of the (benefit) provision for income taxes attributable to income from continuing operations are as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Current
U.S. federal	$(3.4)	$—	$(1.2)	$(0.5)	$0.6	$4.1
U.S. state and local	0.3	(0.4)	(4.4)	0.7	0.9	0.6
International	15.0	(6.6)	14.5	11.0	19.7	42.2
Total current	11.9	(7.0)	8.9	11.2	21.2	46.9
Deferred
U.S. federal	(52.9)	18.4	3.8	6.3	8.0	(25.7)
U.S. state and local	(2.5)	2.0	0.4	0.5	0.3	(2.6)
International	(15.9)	40.6	(20.5)	(5.2)	(65.0)	(13.7)
Total deferred	(71.3)	61.0	(16.3)	1.6	(56.7)	(42.0)
(Benefit) provision for income taxes	(59.4)	54.0	(7.4)	12.8	(35.5)	4.9
Discontinued operations income tax (benefit) provision	—	(1.6)	1.6	(15.9)	(11.6)	(9.4)
(Benefit) provision for income taxes including discontinued operations	$(59.4)	$52.4	$(5.8)	$(3.1)	$(47.1)	$(4.5)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)

U.S. statutory tax rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
International operations	(7.9)	(0.6)	(3.7)	(6.1)	(1.6)	(14.7)
State taxes	(0.1)	—	1.7	(0.7)	—	0.8
Changes in valuation allowance	1.6	—	(22.3)	(29.6)	(18.5)	(11.1)
Non-deductible interest	—	—	(2.6)	(7.4)	(1.5)	(6.8)
Goodwill charge	—	—	—	—	(12.2)	(2.4)
International restructuring	—	8.4	—	—	—	—
Tax impact of bankruptcy	4.4	(40.1)	—	—	—	—
Non-deductible expense	—	—	(1.9)	(1.2)	0.6	(2.4)
Worthless stock deduction	31.0	—	—	—	—	—
Other items	2.3	0.3	0.7	(1.6)	1.3	(0.6)
Effective tax rate	66.3%	3.0%	6.9%	(11.6)%	3.1%	(2.2)%

The components of deferred tax assets and liabilities are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009

Deferred compensation and other employee benefits	$10.1	$52.1
Accounts receivable and other allowances	40.3	53.9
Net operating loss carryforwards	134.4	210.2
Tax credit carryforwards	180.4	180.7
Other accrued items	17.2	76.3
Gross deferred tax assets	382.4	573.2
Valuation allowance	(309.6)	(553.6)
Total net assets	72.8	19.6
Deferred compensation and other employee benefits	58.6	62.4
Deferred promotion	5.3	3.9
Depreciation and amortization	113.1	21.1
Deferred agent commissions	10.3	22.9
Other	39.8	13.9
Total net liabilities	227.1	124.2
Net deferred tax liabilities	$154.3	$104.6

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Balance sheet classifications of deferred tax assets and liabilities are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009

Prepaid expenses and other current assets	$15.1	$17.5
Other noncurrent assets	1.2	4.7
Other current liabilities	26.2	4.9
Other noncurrent liabilities	144.4	121.9

Net operating loss carryforwards of $662.8 at December 31, 2010 are available to reduce future tax obligations of certain foreign and U.S. companies.  The net operating loss carryforwards have various expiration dates through 2030 with certain jurisdictions having indefinite carryforward periods.  In addition, U.S. foreign tax credit carryforwards of $177.1, and various non-U.S. tax credit carryforwards of $3.2 are available as of December 31, 2010.  U.S. foreign tax credit carryforwards have various expiration dates from 2012 to 2020, and non-U.S. tax credit carryforwards have various expiration dates beginning in 2015.  The Internal Revenue Service places a limitation on utilizing U.S. net operating loss carryforwards, credits and certain “built-in losses” or deductions when an ownership change, as defined in the law, occurs.  A portion of our U.S. net operating loss and foreign tax credit carryforwards are subject to these rules.

Under U.S. tax rules related to our emergence from bankruptcy and the impact of the cancellation of debt, a significant reduction of our tax basis in assets, U.S. net operating loss carryforwards, U.S. foreign tax credit carryforwards and alternative minimum tax credit carryforwards occurred at June 30, 2010.  Our deferred tax expense reflects this reduction.

A valuation allowance is recorded on certain deferred tax assets if it has been determined it is more likely than not that all or a portion of these assets will not be realized.  We recorded a valuation allowance of $309.6 and $553.6 for deferred tax assets existing as of December 31, 2010 and 2009, respectively.  To the extent we generate income in future years; the tax provision will reflect the realization of such benefits in the statement of operations in accordance with the adoption of ASC 805 by the Company.

A deferred tax liability of $1.0 has been recognized for U.S. income taxes attributed to earnings of certain foreign subsidiaries which have not been permanently reinvested.  This is the amount of tax estimated to be payable assuming the available undistributed earnings of such foreign subsidiaries, aggregating approximately $123.8 as of December 31, 2010, were not permanently reinvested and were distributed to the U.S. in the form of dividends.  The Company’s Post-Emergence structure and planning is anticipated to maximize its ability to fund its U.S. cash needs through various options, none of which are anticipated to generate a residual U.S. tax on repatriation.  Except for the aforementioned $123.8 of undistributed earnings, a provision has not been recorded for U.S. income and foreign withholding taxes in excess of such amount as it is the Company’s intent to permanently reinvest such earnings.  The determination of the amount of unrecognized deferred tax liability related to undistributed earnings that are deemed permanently reinvested is not practicable.

Accounting for Uncertainty in Income Taxes

The Company has a $22.6, $20.8 and $31.0 reserve for uncertain income tax positions as of December 31, 2010, February 19, 2010 and December 31, 2009, respectively, which includes an accrual for interest and penalties of $2.3, $2.8 and $3.1, respectively.  The Company’s policy is to recognize interest and penalties accrued on uncertain income tax positions as part of the income tax (benefit) provision.  The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $19.2.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Changes in our uncertain income tax positions, excluding the related accrual for interest and penalties, for December 31, 2010, February 19, 2010 and December 31, 2009, respectively, are set forth below:

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009

Beginning balance	$18.0	$27.9	$24.5
Additions for prior year tax positions	—	—	3.6
Additions for current year tax positions	4.2	0.3	3.3
Reductions for prior year tax positions	(0.1)	(10.2)	—
Settlements	(1.8)	—	(0.1)
Lapses in statute of limitations	—	—	(3.4)
Ending balance	$20.3	$18.0	$27.9

We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.  It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of our unrecognized tax positions will decrease by $5 to $8 million within the next twelve months.  This decrease may result from the potential resolution of audits and the expiration of statutes of limitations.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction, along with multiple state and foreign jurisdictions.  The significant foreign jurisdictions include Canada, France, Germany, Russia and Australia.  With a few exceptions, we are no longer subject to U.S. federal or state and local income tax examinations for the years prior to June 30, 2007.  In addition, we have subsidiaries in various foreign jurisdictions that have statutes of limitation generally ranging from three to six years.

Note 11                  Discontinued Operations

During February 20 to December 31, 2010, we reclassified our French facility to assets held for sale as the sale of the building became probable.  We closed on the sale of the French facility in January 2011.  In January 2010, we sold CompassLearning, our educational software division, for a purchase price of $30.8.  We recognized a gain on the sale, net of taxes, of $0.1 and $30.8 for the periods February 20 to December 31, 2010, and January 1 to February 19, 2010, respectively.

During fiscal 2009, we sold TOHE, our home party-planning business; QSP, our schools and youth fundraising business; the principal operating assets of BAF, our display-marketing business; and Gareth Stevens, which markets books in the educational market.  In the fourth quarter of fiscal 2009, we also exited our Direct Holdings business in Europe and WAELS, our library services business, and closed our business in Turkey.  As of June 30, 2009, all activities had ceased in these businesses.

The TOHE transaction closed on July 23, 2008.  Consideration for such sale was a four year $1.0 subordinated note, plus interest which was fully reserved, and an earnout based upon the year-four operating profits generated by the TOHE business.  In July 2009, this note was cancelled in lieu of a one time payment of $0.3.  The QSP transaction closed on August 22, 2008, for a purchase price of $110.0, paid at closing.  The BAF transaction closed on December 19, 2008 and included the sale of intellectual property and product inventory in exchange for a $16.8 promissory note (“BAF Note”).  As of December 31, 2010, the BAF Note has been paid and satisfied in full.  The Gareth Stevens transaction closed on June 23, 2009 and included the sale of product inventory, marketing materials, and intellectual property for consideration of $1.6, which was paid at closing.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The CompassLearning, QSP, Gareth Stevens and WAELS discontinued operations were part our Schools and Educational Services, “SES,” reportable segment (which has been renamed “Other” subsequent to the exit of these businesses).  The TOHE discontinued operations was part of our United States reportable segment.  The Direct Holdings Europe and Turkey discontinued operations were part of the Europe reportable segment.

These businesses qualified as discontinued operations under ASC 360.  We have reported the results of operations and consolidated financial position of these businesses in discontinued operations within the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows for all periods presented.

The income (loss) from discontinued operations, net of taxes, for the periods February 20 to December 31, 2010 and January 1 to February 19, 2010; for the six months ended December 31, 2009 and 2008; and for the years ended June 30, 2009 and 2008 were as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Revenue	$—	$2.6	$28.3	$101.7	$140.8	$351.8
Income (loss) from discontinued operations before income taxes	0.5	1.0	8.8	(95.5)	(129.6)	(326.7)
Income tax (benefit) expense on discontinued operations	—	(1.6)	1.6	(0.7)	3.5	(9.4)
Income (loss) from discontinued operations, net of taxes, before gain (loss) on sales and curtailments	0.5	2.6	7.2	(94.8)	(133.1)	(317.3)
Gain (loss) on sales of divested businesses, net of taxes	0.1	30.8	—	(6.9)	(18.9)	—
Curtailment of pension and postretirement benefits	—	—	—	11.2	11.2	—
Income (loss) from discontinued operations, net of taxes	$0.6	$33.4	$7.2	$(90.5)	$(140.8)	$(317.3)

During fiscal 2009, accumulated other comprehensive gain of $11.2 was attributable to the curtailment of pension and postretirement benefits related to the sale of QSP.  The gain was removed from accumulated other comprehensive income (loss) upon the disposition of QSP and reflected in income (loss) from discontinued operations, net of taxes.

Gain (loss) on the sales of divested businesses, net of taxes were as follows:

	Successor Company	Predecessor Company
	February 20 to December 31, 2010	January 1 to February 19, 2010	Six months ended December 31, 2008	Year ended June 30, 2009
		(unaudited)
Sales price	$—	$30.8	$126.8	$128.4
Less: cash on hand	—	—	(1.9)	(1.9)
Net sales price	—	30.8	124.9	126.5
Net tangible assets	—	(3.0)	97.6	110.1
Associated intangible assets	—	0.6	45.1	45.6
Transaction costs	(0.1)	2.4	4.3	4.8
Gain (loss) on sales of divested businesses, before taxes	0.1	30.8	(22.1)	(34.0)
Income tax benefit	—	—	(15.2)	(15.1)
Gain (loss) on sales of divested businesses, net of taxes	$0.1	$30.8	$(6.9)	$(18.9)

The tax expense or benefit resulting from the sales was offset by the reversal or creation of valuation allowances recorded on CompassLearning and Gareth Stevens net operating loss carryforwards.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The carrying amounts of the major classes of assets and liabilities included in the assets held for sale and liabilities held for sale, respectively, in the consolidated balance sheets were as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009

Accounts receivable, net	$—	$9.7
Inventories	—	0.1
Other assets	—	1.0
Other non-current assets	7.4	—
Goodwill and other intangible assets, net	—	8.2
Total assets held for sale	$7.4	$19.0

Deferred revenue	$—	$18.1
Other non-current liabilities	—	3.4
Total liabilities held for sale	$—	$21.5

The December 31, 2010 asset held for sale relates to the value of our French facility, which was sold in January 2011.

Note 12                  Accounts Receivable, Net

The components of accounts receivable, net are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Gross trade accounts receivable	$410.1	$442.1
Reserve for returns	(68.1)	(62.8)
Reserve for bad debts and allowances	(104.8)	(125.4)
Accounts receivable, net	$237.2	$253.9

The changes in reserves for accounts receivable for the periods February 20 to December 31, 2010 and January 1 to February 19, 2010 and the six months ended December 31, 2009 are as follows:

Reserve for returns	Beginning reserve for returns	Additions to allowance	Actual returns	Ending reserve for returns

Period February 20 to December 31, 2010 (Successor Company)	$(69.0)	$(349.1)	$350.0	$(68.1)
Period January 1 to February 19, 2010 (Predecessor Company)	(62.8)	(66.7)	60.5	(69.0)
Six months ended December 31, 2009 (Predecessor Company)	(67.7)	(220.2)	225.1	(62.8)

Reserve for bad debts and allowances	Beginning reserve for bad debt	Additions to allowance	Actual bad debt	Ending reserve for bad debt

Period February 20 to December 31, 2010 (Successor Company)	$(116.7)	$(76.6)	$88.5	$(104.8)
Period January 1 to February 19, 2010 (Predecessor Company)	(125.4)	(8.7)	17.4	(116.7)
Six months ended December 31, 2009 (Predecessor Company)	(121.5)	(59.8)	55.9	(125.4)

Note 13                  Inventories

The components of inventories are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Raw materials	$1.8	$8.5
Work-in-progress	4.1	3.0
Finished goods	56.6	77.9
Inventories	$62.5	$89.4

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 14                  Prepaid Expenses and Other Current Assets

The components of prepaid expenses and other current assets are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Notes and other receivables	$33.4	$35.5
Taxes receivable	10.1	8.5
Deferred taxes	15.1	17.5
Agent commissions	20.5	35.7
Expense of subsequent issues	12.4	14.2
Royalty advances	6.7	5.8
Other	23.8	32.8
Total prepaid expenses and other current assets	$122.0	$150.0

Note 15                  Property, Plant and Equipment, Net

The components of property, plant and equipment, net are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Land	$1.2	$2.2
Buildings and building improvements	7.2	9.4
Furniture, fixtures and equipment	21.4	85.7
Software for internal use	24.5	79.8
Software to be sold or leased	4.9	4.0
Leasehold improvements	17.6	39.3
	76.8	220.4
Accumulated depreciation and amortization	(13.1)	(161.0)
Total property, plant and equipment, net	$63.7	$59.4

Depreciation and amortization expense related to property, plant and equipment amounted to $13.3 and $2.9 for the periods February 20 to December 31, 2010 and January 1 to February 19, 2010, respectively; $8.0 and $7.7 for the six months ended December 31, 2009 and 2008, respectively; and $14.3 and $17.0 for the years ended June 30, 2009 and 2008, respectively.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 16                  Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill by reportable segment for the periods January 1 to February 19, 2010 and February 20 to December 31, 2010 are as follows:

	US	Europe	APLA	Canada	LED	Other	Total

Balance at December 31, 2009 (Predecessor Company)	$401.6	$341.3	$41.4	$76.7	$—	$1.0	$862.0
RDA UK Deconsolidation	—	(39.0)	—	—	—	—	(39.0)
Currency translation adjustment	—	(13.3)	—	0.4	—	—	(12.9)
Balance at February 19, 2010 (Predecessor Company)	401.6	289.0	41.4	77.1	—	1.0	810.1
Fresh start adjustments	(99.0)	(28.4)	(0.7)	(41.4)	20.5	24.4	(124.6)
Balance at February 19, 2010 (Successor Company)	302.6	260.6	40.7	35.7	20.5	25.4	685.5
Goodwill impairment	—	—	—	—	—	(19.1)	(19.1)
Currency translation adjustment	—	0.3	4.0	1.7	—	—	6.0
Balance as of December 31, 2010 (Successor Company)	$302.6	$260.9	$44.7	$37.4	$20.5	$6.3	$672.4

Impairment charges related to goodwill amounted to $19.1 for the period February 20 to December 31, 2010.  See Note 5, Impairment of Assets, for further information.  During the period January 1 to February 19, 2010, we recorded adjustments to goodwill and other intangible assets, $124.6, per the application of fresh start accounting upon our emergence from bankruptcy.  See Note 3, Fresh Start Accounting, for further information.

The major categories of intangible assets are as follows:

	Successor Company		Predecessor Company
	December 31, 2010		December 31, 2009
	Gross	Net	Gross	Net
Intangible assets with indefinite lives:
Readers Digest tradenames and other tradenames	$239.5	$239.5	$236.8	$236.8
Intangible assets with finite lives:
Tradenames	10.1	8.7	9.2	3.9
Customer, subscriber and advertiser relationships	136.9	108.4	148.6	44.9
Customer databases	77.2	63.9	89.4	53.1
Licensing agreements and technical support agreements	12.0	11.1	3.2	1.8
Favorable lease commitments	—	—	2.5	1.1
Technology	2.6	2.1	12.6	1.6
Owned and licensed music and video	21.4	17.1	—	—
Other intangible assets	0.8	0.6	1.1	0.1
Total intangible assets	$500.5	$451.4	$503.4	$343.3

Amortization related to intangible assets with finite lives amounted to $48.2 and $3.7 for the periods February 20 to December 31, 2010 and January 1 to February 19, 2010, respectively; $15.5 and $26.9 for the six months ended December 31, 2009 and 2008, respectively; and, $49.2 and $52.7 for the years ended June 30, 2009 and 2008, respectively.

Intangible asset impairment charges of $22.0 were recorded in the period February 20 to December 31, 2010.  There were no intangible asset impairment charges during the period January 1 to February 19, 2010.  There were $58.1 related to intangible impairment asset charges for the six months ended December 31, 2009.  Intangible asset impairment charges in the amount of $410.7

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

were recorded during the period ended June 30, 2009.  There were no intangible asset impairment charges recorded during the six months ended December 31, 2008.  Refer to Note 5, Impairment of Assets, for further information.

Estimated amortization expense for intangible assets with finite lives is as follows:

	Year ending December 31,
	2011	2012	2013	2014	2015
Estimated amortization expense for intangible assets with finite lives	$57.8	$52.9	$45.7	$32.2	$11.5

Note 17                  Accrued Expenses

The components of accrued expenses are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Compensation and other employee benefits	$30.8	$45.6
Royalties and copyrights payable	16.7	21.3
Taxes, other than income taxes	5.7	4.3
Accrued interest	6.4	2.3
Restructuring accrual (see Note 6)	17.3	6.5
Other, principally operating expenses	58.8	69.6
Total accrued expenses	$135.7	$149.6

Note 18                  Debt

The following is a summary of debt (including amounts included in liabilities subject to compromise) as of December 31, 2010 and 2009:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
	Debt	Debt	Liabilities Subject to Compromise
Senior Secured Notes	$525.0	$—	$—
DIP Facility Loan	—	150.0	—
German Term Loan	—	105.3	—
U.S. Term Loan	—	—	1,155.6
U.S. Revolver	—	—	293.6
9 % Senior Subordinated Notes due 2017	—	—	579.2
Other	—	—	0.8
Total	$525.0	$255.3	$2,029.2
Discount on Senior Secured Notes	(14.3)	—
Short-term debt	—	255.3
Long-term debt	$510.7	$—

Due to the chapter 11 Cases, as described in Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, pre-petition debt of the Debtors was reclassified to the caption liabilities subject to compromise at the bankruptcy Petition Date.  On February 19, 2010, certain instruments were extinguished and settled pursuant to the Plan and from proceeds of the Floating Rate Senior Secured Notes due 2017 (“Senior Secured Notes”) offering, along with cash on hand.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Interest Expense

Interest expense attributable to our outstanding debt was $53.8 for February 20 to December 31, 2010 and $8.8 for January 1 to February 19, 2010, including the amortization of deferred financing fees and bond discount of $7.8 and $3.8, respectively.  The weighted average interest rate on our borrowings for the period February 20 to December 31, 2010 was 9.5%.  The weighted average interest rate on our borrowings for the period January 1 to February 19, 2010 was 10.8%.

Interest expense attributable to our outstanding debt for the six months ended December 31, 2009 and 2008 was $37.9 and $80.6, respectively, including the amortization of deferred financing fees of $7.9 and $4.2, respectively.  The weighted average interest rate on our borrowings for the six months ended December 31, 2009 and 2008 was 9.5% and 6.8%, respectively.

The interest expense attributable to our outstanding debt for the years ended June 30, 2009 and 2008 was $154.2 and $175.8, respectively, including amortization of deferred financing fees of $8.5 for each 2009 and 2008.  The weighted average interest rate on our borrowings for the years ended June 30, 2009 and 2008 was 6.4% and 7.4%, respectively.

Since the chapter 11 Filing, we recorded post-petition interest on pre-petition obligations only to the extent we believed the interest would have been paid during the chapter 11 proceedings or that it was probable that the interest would have been an allowed claim.  Had we recorded interest based on all of our pre-petition contractual obligations, interest expense would have increased by $18.1 and $46.8 during the period January 1 to February 19, 2010 and six months ended December 31, 2009, respectively, including amortization of debt costs of $3.8 and $8.0, respectively.

In addition, we had interest expense related to our preferred stock liability in the Predecessor Company.  See Note 20, Preferred Stock, for further information.

Successor Company

Senior Secured Notes

On February 11, 2010, RD Escrow Corporation, a subsidiary of RDA, entered into an Indenture among themselves, RDA, RDA Holding Co., and substantially all of our existing wholly-owned direct and indirect domestic subsidiaries (collectively referred to as the “Guarantors”), Wells Fargo Bank, N.A., as Trustee, and Wilmington Trust FSB, as Collateral Agent (the “Indenture”), pursuant to which we issued the Senior Secured Notes in a private offering.  We issued the Senior Secured Notes at 97% of their face value.  The funds were closed into escrow, with the release dependent primarily upon our emergence from bankruptcy.

Upon emergence from bankruptcy, the funds from our Senior Secured Notes were released from escrow.  At the same time, RD Escrow Corporation merged into and with RDA.  The proceeds from escrow were used, along with cash on hand, to settle the Exit Financing (as described below) and to pay financing fees.  Financing fees of $16.0 related to the Senior Secured Notes were deferred and will be amortized on an effective interest basis method over the life of the Senior Secured Notes.

In October 2010, RDA Holding Co., and subsidiaries filed Form S-4, Registration of securities issued in business combination transactions, with the Securities and Exchange Commission, as an offer to exchange up to $525.0 of our Floating Rate Senior Secured Notes due 2017 for a like principal amount of Floating Rate Senior Secured Notes due 2017 which have been registered under the Securities Act of 1933 (“Exchange Notes”).  The Exchange Notes will be guaranteed by the Guarantors on a senior secured basis, with terms substantially identical in all material respects to the unregistered Senior Secured Notes, except that the Exchange Notes do not contain terms restricting their transfer.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The Senior Secured Notes mature on February 15, 2017.  The Senior Secured Notes bear interest at a rate per annum equal to LIBOR (as defined, subject to a three month LIBOR floor of 3.0%) plus 6.5%.  The LIBOR component of the interest rate will be reset quarterly and commenced on May 15, 2010.  Interest on the Senior Secured Notes will be payable on February 15, May 15, August 15 and November 15, as commenced on May 15, 2010, and began accruing from the issue date of the Senior Secured Notes.

The Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis, jointly and severally by ourselves, and by all of our existing and future wholly-owned direct and indirect domestic subsidiaries (other than Direct Holdings IP, L.L.C., an indirect bankruptcy remote subsidiary of RDA that holds our license to use the Time Life brand, and whose sole function is to license the brand to a guarantor).  The Senior Secured Notes are also fully and unconditionally guaranteed on a senior secured basis by our subsidiaries that guarantee our indebtedness or indebtedness of another guarantor.  Under certain circumstances, including the sale of subsidiary guarantors and legal defeasance of the Senior Secured Notes, subsidiary guarantors may be released from their guarantees without the consent of the holders of notes.

The Senior Secured Notes and guarantees are our general senior secured obligations and rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness but are, together with obligations under the Senior Credit Facility (as defined below) and any other secured obligations, effectively senior in right of payment to our existing and future unsecured obligations to the extent of the value of the collateral.

We may redeem, at our option, some or all of the Senior Secured Notes at any time on or after February 15, 2013 based on the redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to February 15, 2013, we may redeem up to 35% of the original principal amount of the Senior Secured Notes with the proceeds of certain equity offerings at the redemption price set forth in the Indenture.  We may also, prior to February 15, 2013, redeem some or all of the Senior Secured Notes, in each case, at a price equal to 100% of the principal amount of the Senior Secured notes, plus accrued and unpaid interest, if any, plus a “make-whole” premium.

We may be required to make offers to repurchase some of the Senior Secured Notes from the proceeds of certain asset sales or from excess cash flow, as defined in our Indenture.  The offers would be at a purchase price in cash equal to 100% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest.

Upon the occurrence of a change of control (as defined) of The Reader’s Digest Association, Inc., holders of the Senior Secured Notes have the right to require us to repurchase all or a portion of the Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Secured Notes plus accrued and unpaid interest.

The Indenture, among other things, limits our ability and the ability of our restricted subsidiaries to (i) incur, assume or guarantee additional indebtedness; (ii) issue redeemable stock and preferred stock; (iii) pay dividends or make distributions or redeem or repurchase capital stock; (iv) prepay, redeem or repurchase certain debt; (v) make loans and investments; (vi) incur liens; (vii) restrict dividends, loans, or asset transfers from our subsidiaries; (viii) sell or otherwise dispose of assets, including capital stock of subsidiaries; (ix) consolidate or merge with or into, or sell substantially all of our assets to, another person; (x) enter into transactions with affiliates; and (xi) enter into new lines of business.  The Company was in compliance with all covenants at December 31, 2010.

The proceeds from the Senior Secured Notes were used to extinguish the First Lien Term Loan, the Second Lien Term Loan and to purchase the German Term Loan.  See Exit Financing, below, for further information.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Senior Credit Facility

On February 19, 2010, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent; the Guarantors (which include us and are defined therein); J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (U.S.A.) LLC and Goldman Sachs Credit Partners L.P., as joint lead arrangers and joint bookrunners; and JPMorgan Chase Bank, N.A., Bank of America, N.A., Credit Suisse AG, and Goldman Sachs Credit Partners L.P., as lenders, providing for a three year revolving credit facility (the “Senior Credit Facility”) of up to $50.0 with a $25.0 letter of credit sub-facility.  The proceeds of any revolving loans will be used for working capital and general corporate purposes.  Financing fees of $0.9 related to the Senior Credit Facility were deferred and are amortized under the effective interest rate method, over a life of three years.  On March 31, 2010, we entered into an amendment (the “First Amendment”) to the Senior Credit Facility to permit existing cash-collateralized letters of credit to be issued under the $25.0 letter of credit sub-facility of the Senior Credit Facility, thereby enabling the release of the related cash collateral.  Previously, during the chapter 11 Cases, all existing and new letters of credit had required cash collateralization of 105%.

Borrowings under the Senior Credit Facility are denominated in U.S. dollars and bear interest at a rate, at our option, of either (i) a base rate plus a margin of 3.0% per annum or (ii) a Eurodollar rate (not to be less than 2.0% per annum) plus a margin of 4.0% per annum.  In an event of default, we will be required to pay interest at an otherwise applicable rate plus 2.0% per annum.

We are required to pay a commitment fee of 1.0%, which will accrue on the unused portion of the commitments.  For issued but undrawn letters of credit, we are required to pay a fee of 4.0% per annum, payable quarterly.

At December 31, 2010, there were no borrowings under the Senior Credit Facility.  The Senior Credit Facility is fully and unconditionally guaranteed on a first priority secured basis, jointly and severally by ourselves and by substantially all of our existing and future wholly-owned direct and indirect domestic subsidiaries.  The obligations and guaranty under the Senior Credit Facility will be secured by a first priority security interest in substantially all of the assets of the Company and the Guarantors, including 100% of the capital stock of the Company and its domestic subsidiaries and 65% of the capital stock of its first-tier foreign subsidiaries, in each case subject to certain exceptions set forth in the definitive documentation of the Senior Credit Facility.

The Senior Credit Facility contains substantially the same covenants and limitations as the Senior Secured Notes.  In addition, there is a financial covenant that limits our maximum allowed leverage ratio.  The Company was in compliance with all covenants at December 31, 2010.

Letters of Credit

As of December 31, 2010, there were $18.6 standby letters of credit against our Senior Credit Facility which were serving as security, primarily related to real estate leases entered into by RDA, Direct Holdings, and Allrecipes.com, Inc.; certain contested tax liabilities in Russia; and as security for surety bonds related to sweepstakes promotions and customs duties.

As of December 31, 2010, there were no cash-collateralized letters of credit outstanding.

Exit Financing

First Lien Term Loan

On February 19, 2010, the Predecessor Company DIP Facility (defined under “DIP Credit Facility” below) was converted into the new First Lien Term Loan.  Under the terms and conditions of the Plan of Reorganization, the DIP Facility outstanding converted into the First Lien Term Loan in an amount equal to the amount outstanding immediately prior to the closing date.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The First Lien Term Loan was repaid after we emerged from bankruptcy using the proceeds of the Senior Secured Notes and cash on hand.

Second Lien Term Loan

Subject to the terms and conditions in the new second priority term loan agreement, as defined in the plan supplement for the Plan of Reorganization, and to give effect to the Plan of Reorganization and provide for the settlement, in part, of the claims, each pre-petition secured lender was deemed, on the Effective Date, to have made term loans to RDA in an amount equal to the lender’s pro rata share of new pre-petition secured debt.

The Second Lien Term Loan was repaid after we emerged from bankruptcy using the proceeds of the Senior Secured Notes and cash on hand.

German Term Loan (formerly Euro Term Loan)

Subject to the terms and conditions of the pre-petition credit agreement, each German Term Loan lender was deemed, on the Effective Date, to have continued its pre-petition Euro Term Loans in an amount equal to the outstanding amount immediately prior to the Effective Date.

The German Term Loan was purchased from the lenders after we emerged from bankruptcy using the proceeds of the Senior Secured Notes and cash on hand.

Predecessor Company

DIP Credit Facility

On August 26, 2009, the Court granted the Debtors’ motion to obtain post-petition financing of $150.0 (the “DIP Facility”) and authorized the Debtors to borrow, on an interim basis, up to $100.0 under the DIP Facility.  The DIP Facility consisted of a $150.0 senior secured, priming, superpriority term loan.  The Debtors borrowed $100.0 under the DIP Facility on August 26, 2009.  Borrowing of the $50.0 balance under the DIP Facility was subject to a final order from the Court, which occurred on October 6, 2009.  The Company borrowed the remaining $50.0 balance under the DIP Facility on October 9, 2009.  The DIP Facility had a maturity date of May 26, 2010, which could have been extended to August 26, 2010 at the option of the Company, subject to certain conditions.  The lender commitments under the DIP Facility terminated upon the Effective Date of the Debtors’ Plan of Reorganization.

Borrowings under the DIP Facility bore interest at a rate equal to an applicable margin plus, at our option, either (i) a base rate (“Base Rate”) determined by reference to the higher of (1) the prime rate and (2) the federal funds rate plus 0.50%; or (ii) a Eurodollar rate (“Eurodollar Rate”) determined by reference to the rate for Eurodollar deposits for a period of one, two, three or six months, as selected by us.  For Base Rate loans and Eurodollar Rate loans, the applicable margin was 9.0% and 10.0%, respectively.  In the event that the maturity date was extended to August 26, 2010, the applicable margin for Base Rate loans and Eurodollar Rate loans would have increased to 10.0% and 11.0%, respectively.

We were required to pay a commitment fee on the DIP Facility for the average daily unutilized term loan commitments.  The commitment fee rate was 2.0% per annum.

Borrowings under the DIP Facility were prepayable at the Company’s option without premium or penalty.  The DIP Facility required us to prepay outstanding term loans upon the occurrence of certain defined events, including net cash proceeds on any incurrence of new debt (as defined) and certain assets sales and dispositions (as defined).

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The DIP Facility provided that, upon the consummation of a Plan of Reorganization substantially consistent with the Restructuring Support Agreement, the lenders under the DIP Facility would continue the outstanding loans under a new Exit Facility in accordance with the terms and conditions outlined in the Restructuring Support Agreement.

All obligations under the DIP Facility were unconditionally guaranteed by ourselves and substantially all of our direct and indirect domestic wholly-owned subsidiaries.

All obligations under the DIP Facility, and the guarantees of those obligations, were generally secured by the following assets of the Guarantors: (i) 100% of our common stock and each of our direct and indirect domestic subsidiaries; and 65% of the voting common stock and 100% of the non-voting common stock of our direct and indirect foreign subsidiaries; and (ii) a security interest in substantially all our tangible and intangible assets.

The DIP Facility contained a number of covenants that, among other things, restricted, subject to certain exceptions, our ability to (i) incur additional indebtedness or issue shares of subsidiaries; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions; (vi) make investments, loans or advances; (vii) make certain acquisitions; (viii) engage in certain transactions with affiliates; (ix) enter into certain burdensome agreements, (x) change our lines of business; and (xi) make capital expenditures.

In addition, the DIP Facility included financial covenants requiring us to comply with minimum liquidity, maximum capital spending, minimum fixed charge coverage ratio and minimum rolling twelve month cumulative consolidated EBITDA, as defined.  The DIP Facility also contained certain defined customary affirmative covenants and events of default.

The DIP Facility was converted into the First Lien Term Loan on February 19, 2010 (see Exit Financing above).

German Term Loan (formerly Euro Term Loan)

The 2007 Credit Facility (refer to Note 4, Liabilities Subject to Compromise) included within the referenced facilities, a U.S. $100.0 term loan tranche made available in an equivalent amount of euros to one of our German subsidiaries (the “German Term Loan,” formerly the “Euro Term Loan”).  In anticipation of the chapter 11 Cases, on August 17, 2009, we entered into a Waiver and Amendment agreement with the lenders under the 2007 Credit Facility.  Under the terms of the Waiver and Amendment, we and the lenders agreed to (i) waive any event of default under the 2007 Credit Facility resulting from a specified event of default, as defined; (ii) consent to the DIP Facility; and (iii) increase the interest rate on the German Term Loan.  The revised interest rate on the German Term Loan was determined by reference to a Eurocurrency rate (“Eurocurrency Rate”) determined by reference to the rate for Eurocurrency deposits for a period of one, two, three or six months or, subject to availability to the lenders, nine or twelve months, as selected by our German subsidiary borrower, subject to a minimum rate of 3.5%, plus an applicable margin.  The applicable margin was 3.5%.

The chapter 11 Cases triggered the conversion of the German Term Loan from euros to U.S. dollars under the terms of the 2007 Credit Facility, based on the exchange rate at the date of the chapter 11 Cases.  At that date, $105.9 was outstanding under the German Term Loan.  All other terms and conditions of the German Term Loan remained the same as before the date of the chapter 11 Cases.  At December 31, 2009, $105.3 was outstanding under the German Term Loan.

The German Term Loan was reinstated on February 19, 2010 (see Exit Financing above).

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Letters of Credit

As of December 31, 2009, there were $11.5 stand-by letters of credit serving as security primarily for real estate leases entered into by WRC Media Inc., RDA and Direct Holdings and as security for surety bonds related to sweepstakes promotions.  Effective as of the date of the chapter 11 Filings, all existing and new letters of credit required cash collateralization of 105%, or $12.1 as of December 31, 2009.

2007 Credit Facility

On March 2, 2007, we entered into a credit agreement providing for a six year senior secured $300.0 revolving credit facility and a seven year $1,310.0 term loan (the “2007 Credit Facility”).  The 2007 Credit Facility term loan included within the above-mentioned facilities, a U.S. $100.0 term loan tranche made available in an equivalent amount of euros to one of our German subsidiaries.  Financing fees of $40.4 related to the 2007 Credit Facility were deferred and amortized using the effective interest rate method over the life of the agreement.

Borrowings under the term loan bore interest at a rate equal to an applicable margin plus, at our option, either (i) a base rate (“Base Rate”) determined by reference to the higher of (1) the prime rate and (2) the federal funds rate plus 0.50%, or (ii) a Eurocurrency rate determined by reference to the rate for Eurocurrency deposits for a period of one, two, three or six months or, subject to availability to the lenders, nine or twelve months, as selected by us.  For Base Rate loans and Eurocurrency Rate loans, the applicable margin was 1.00% and 2.00%, respectively.

Borrowings under the revolving credit facility bore interest at a percentage per annum equal to, at our option, either (i) the Base Rate plus 1.25% for Base Rate loans or (ii) the Eurocurrency Rate plus 2.25% for Eurocurrency Rate loans.  Applicable margins with respect to revolving loans would have been subject to reduction by up to 0.75% based on our consolidated leverage ratio from time to time.

We were required to pay a commitment fee for the revolving credit facility for the average daily unutilized commitments.  The initial commitment fee rate was 0.375% per annum and could have been reduced to 0.25%, subject to our attaining certain leverage ratios.

The 2007 Credit Facility generally would have required us to prepay outstanding term loans upon the occurrence of certain defined events, including net cash proceeds of any incurrence of new debt (as defined), certain asset sales or dispositions (as defined) and 50% (which percentage would have been reduced if our total leverage ratio was less than certain ratios) of our annual excess cash flow (as defined).

Beginning June 30, 2007, we were required to repay the term loan in equal quarterly installments (with any remainder expected to be due on March 2, 2014) in aggregate annual amounts equal to 1.0% of the initial aggregate principal amount.  The principal amount outstanding under the revolving credit facility was due and payable in full at maturity on March 2, 2013.

All obligations under the 2007 Credit Facility were unconditionally guaranteed by us and, subject to certain exceptions, each of our direct and indirect domestic wholly-owned subsidiaries.  The loans made to our German subsidiary were also unconditionally guaranteed by its subsidiaries, as well as secured by all of the stock and assets of those subsidiaries (subject to certain exceptions).

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

All obligations under the 2007 Credit Facility, and the guarantees of those obligations, were generally secured by the following assets of the Guarantors: (i) 100% of our common stock and each of our direct and indirect domestic subsidiaries, and 65% of the voting common stock and 100% of the non-voting common stock of our direct and indirect foreign subsidiaries, and (ii) a security interest in substantially all our tangible and intangible assets.  Subject to certain exceptions, all obligations of each non-U.S. borrower were unconditionally guaranteed by each restricted subsidiary of such borrower.

The 2007 Credit Facility contained a number of covenants that, among other things, restricted, subject to certain exceptions, our ability to (i) incur additional indebtedness or issue shares by subsidiaries; (ii) create liens on assets; (iii) engage in mergers or consolidations; (iv) sell assets; (v) pay dividends and distributions; (vi) make investments, loans or advances; (vii) repay subordinated indebtedness (including the Senior Subordinated Notes described below); (viii) make certain acquisitions; (ix) engage in certain transactions with affiliates; (x) enter into certain burdensome agreements; (xi) amend material agreements governing our subordinated indebtedness (including the Senior Subordinated Notes, described below); (xii) change our lines of business; and (xiii) make capital expenditures.

In addition, the 2007 Credit Facility included a financial covenant requiring us to comply with a maximum leverage ratio, as defined.  The 2007 Credit Facility also contained certain defined customary affirmative covenants and events of default.

We entered into interest rate swap agreements with a notional value totaling $750.0, involving the exchange of floating-for fixed-rate interest payments, to reduce interest rate volatility and to comply with the interest rate provisions of our 2007 Credit Facility.  See Note 21, Financial Instruments, for further information.

The 2007 Credit Facility was extinguished on February 19, 2010, in accordance with the Plan.  Holders received a pro rata share of the $300.0 new Second Lien Term Loan and 100% of the new common stock of the Successor Company (subject to dilution by (i) reserve of 7.5% for Management Equity Plan and (ii) and the New Warrants (see Exit Financing above)).

Senior Subordinated Notes and Indenture due 2017

On March 2, 2007, we entered into an Indenture among us, the Guarantors (as defined therein) and The Bank of New York, as Trustee (the “2007 Indenture”), pursuant to which we issued $600.0 unregistered 9% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”) in a private offering.  Financing fees of $24.8 related to the Senior Subordinated Notes were deferred and amortized using the effective interest rate method over the life of the agreement.  In June 2008, in accordance with the terms of a Registration Rights Agreement, dated as of March 2, 2007, we exchanged our unregistered notes in a registered Exchange Offer for an equal amount of registered 9% Senior Subordinated Notes due 2017, guaranteed by the Guarantors on a senior subordinated basis, with terms substantially identical in all material respects to the unregistered Senior Subordinated Notes, except that the registered Notes did not contain terms with respect to transfer restrictions or an increase in annual interest rate.  The Exchange Offer commenced on June 30, 2008 and expired on July 29, 2008.

The Senior Subordinated Notes would have matured on February 15, 2017.  Interest on the Senior Subordinated Notes accrued at the rate of 9% per annum and was payable semi-annually in arrears on February 15 and August 15, to the holders of Senior Subordinated Notes of record on the immediately preceding February 1 and August 1.  Interest on the Senior Subordinated Notes was computed on the basis of a 360-day year comprised of twelve 30-day months.

The Senior Subordinated Notes were guaranteed on a senior subordinated basis by all of our subsidiaries that guaranteed our obligations under the 2007 Credit Facility.  Any domestic subsidiaries that in the future guaranteed our indebtedness would have also guaranteed the Senior

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Subordinated Notes.  The guarantees of the Senior Subordinated Notes would have been released when the guarantees of our 2007 Credit Facility indebtedness were released.

The guarantees of the Senior Subordinated Notes were unsecured senior subordinated obligations of our subsidiary guarantors, and had the same ranking with respect to indebtedness of our subsidiary guarantors as the Senior Subordinated Notes had with respect to our indebtedness.

We could have redeemed some or all of the Senior Subordinated Notes at any time prior to February 15, 2012 at a price equal to 100% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest, plus a defined “make-whole” premium.  The Senior Subordinated Notes were also redeemable at our option, as defined, in whole or in part, at any time on or after February 15, 2012.

At any time prior to February 15, 2010, we could have redeemed, at our option, up to 35% of the original principal amount of the Senior Subordinated Notes with the proceeds of one or more equity offerings at a redemption price of 109% of the principal amount of the Senior Subordinated Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of a change of control (as defined) of our subsidiary, The Reader’s Digest Association, Inc., holders of the Senior Subordinated Notes would have had the right to require us to repurchase all or a portion of the Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount of the Senior Subordinated Notes plus accrued and unpaid interest.

The 2007 Indenture, among other things, limited our ability and the ability of our subsidiaries to (i) incur, assume or guarantee additional indebtedness; (ii) issue redeemable stock and preferred stock; (iii) repurchase common stock; (iv) make other restricted payments, including, without limitation, paying dividends and making investments; (v) create liens; (vi) redeem debt that is junior in right of payment to the Senior Subordinated Notes; (vii) sell or otherwise dispose of assets, including common stock of subsidiaries; (viii) enter into agreements that restrict dividends from subsidiaries; or (ix) enter into mergers or consolidations.

The Senior Subordinated Notes were extinguished on February 19, 2010 in accordance with the Plan, holders who voted in favor of the Plan received New Warrants to purchase common stock of RDA Holding Co.

Note 19             Other Noncurrent Liabilities

The components of other noncurrent liabilities are as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Deferred tax liabilities	$144.4	$121.9
Other, principally operating liabilities	55.0	63.8
Total other noncurrent liabilities	$199.4	$185.7

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 20             Preferred Stock

On March 2, 2007, the Company issued 274,000 shares of Series A preferred stock with a $1,000 liquidation preference per share to investors for cash proceeds of $274.0.  In a separate issuance, the Company also issued 200,000 shares of Series B preferred stock with a $100 liquidation preference per share to WRC Media’s existing stockholders for proceeds of $20.0.  See Note 1, Organization and Summary of Significant Accounting Policies, for further information.  The Series A preferred stock paid a cumulative preferred dividend at the rate of 13.5% per annum, whereas the Series B preferred stock paid a cumulative preferred dividend at the rate of 6% per annum.  Except in certain limited circumstances, the holders of the both Series A and Series B preferred stock did not have voting rights, did not have conversion rights and could not be converted into common shares.

Upon our filing for bankruptcy, we no longer recognized interest expense for our preferred stock.  The preferred stock was classified in liabilities subject to compromise at December 31, 2009 and was cancelled upon emergence from bankruptcy.  See Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, for further details.

Series A preferred stock was mandatorily redeemable at March 2, 2019.  Series B preferred stock was mandatorily redeemable at September 2, 2019.  The amount to be paid at mandatory redemption was the liquidation preference per share, plus any accrued but unpaid dividends.  Both Series A and Series B were mandatorily redeemable at a specified future date, and, thus, they were recorded as a liability in accordance with ASC 480.  As the amount to be paid and the settlement date was fixed, these preferred shares were recorded initially at fair value, and subsequently measured at the present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at inception.  Any difference between the initial fair value and subsequent measurements was recorded as interest expense in the consolidated statement of operations.  Both the Series A and B preferred stocks had various put and call options embedded within them that the Company evaluated under the guidance in ASC Topic 815, Derivative and Hedging (“ASC 815”) and concluded that these options did not require bifurcation.  Specifically, the Company had the option to call both Series A and Series B preferred stocks at a premium to liquidation value and the holders of both Series A and Series B preferred stocks had the option to put the preferred stock back to the Company in the event of a change in control (as defined in each preferred stock agreement).  None of these options were exercised during the periods covered by these financial statements.

Accordingly, the Company recorded a liability of $294.0 related to the preferred shares on March 2, 2007 and interest expense for the six month periods ended December 31, 2009 and 2008 of $7.9 and $23.3, respectively, including the amortization of deferred financing fees of $0.1 and $0.2, respectively.

The interest expense for the years ended June 30, 2009 and 2008 was $48.1 and $43.1, respectively, including amortization of deferred financing fees of $0.4 and $0.3, respectively.

Note 21             Financial Instruments

Risk Management and Objectives

The functional currency for our foreign operations is the local currency.  In the normal course of business, substantially all of the transactions of our foreign operations occur in the local currency.  We may choose to purchase forward contracts to minimize the effect of fluctuating currencies on specifically identifiable transactions.  We did not have any such transactions in the periods February 20 to December 31, 2010 and January 1 to February 19, 2010.  These transactions were minimal for the six months ended December 31, 2009 and 2008 and years ended June 30, 2009 and 2008.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes.  We continually monitor foreign currency risk and our use of derivative instruments.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Derivative Instruments

On April 19, 2007, we entered into interest rate swap agreements with a notional value totaling $750.0, involving the exchange of floating for fixed-rate interest payments, to reduce interest rate volatility and to comply with the interest rate hedging provisions of our 2007 Credit Facility.  The transactions included $450.0 of three year interest rate swaps and $300.0 of five year interest rate swaps.  In each case, we received floating-rate interest payments that offset the LIBOR component of the interest due on some of our floating-rate debt and made fixed-rate interest payments over the life of the respective interest rate swaps.  The fixed interest rate under the three year swaps was 4.89% and the fixed interest rate under the five year swaps was 4.94%.  The filing of the chapter 11 Cases caused a default under the interest rate swap agreements resulting in the amounts owed thereunder to become immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against the Company and the application of applicable bankruptcy law.

Since LIBOR-based loans could be prepaid without penalty, other than accrued interest, at any time during the contractual term of the loans and the swaps were not by their terms cancellable, the hedging relationship did not qualify for the use of the shortcut method of assessing hedge effectiveness.  However, we evaluated the likelihood of whether we would continue to borrow using LIBOR-based loans based on our business plan, and whether the interest payments made on the outstanding loans being hedged would be sufficient to match the terms of the swaps during the life of the hedges and, therefore, result in interest payments.

Since the (i) notional value of the swaps was the same as the principal value of the loans generating the hedged interest payments; (ii) floating-rate leg of the swaps and the hedged variable interest payments received on the loans were both based on three month LIBOR; (iii) interest rate reset dates applicable to both the floating-rate leg of the swaps and the hedged interest payments on the loans were the same; (iv) payment date on the loans and the settlement under the swaps occurred on the same day each period; and (v) hedging relationship did not contain any other basis differences, except for the prepayment feature noted above, we assessed the effectiveness of our hedging strategy using the method described in ASC 815.  Accordingly, through the third quarter of fiscal 2009, changes in the fair values of the interest rate swap agreements were expected to be exactly offset by changes in the fair value of the underlying debt and were included in accumulated other comprehensive (loss) gain.

There are no derivatives outstanding at December 31, 2010.  As of June 30, 2009, we had interest rate swap agreements with a notional value totaling $750.0 and a carrying value of $19.4, involving the exchange of floating-for fixed-rate interest payments, to reduce interest rate volatility and to comply with the interest rate hedging provisions of our 2007 Credit Facility.  During the fourth quarter in fiscal 2009, we evaluated the likelihood of continuing to fulfill our interest obligation for the full term of our 2007 Credit Agreement, and determined the cash flows of our interest swaps would likely not match the cash flows of our interest payments on our debt.  As a result, we concluded these derivative instruments were ineffective as cash flow hedges of our interest payments.  We consequently recognized the full loss of $19.4 and related tax benefit of $7.3 of these instruments in our consolidated statement of operations for the year ended June 30, 2009.  Our obligations under the swap agreements were secured by the same guarantees and the same pledges of assets as our obligations under the 2007 Credit Facility.  On August 24, 2009, we were informed by our counterparties under the interest rate swap agreements that, as a result of the filing of the chapter 11 Cases, the interest rate swap agreements were being terminated.  As of December 31, 2009, the derivative liability was classified as liabilities subject to compromise.  See Note 4, Liabilities Subject to Compromise, for further information.  The counterparties were treated as secured lenders and their claims were satisfied as described in the Plan of Reorganization upon emergence.

As of June 30, 2008 the fair market value of our interest rate swaps decreased, resulting in an unrealized loss of $21.3, net of deferred tax benefit of $12.8.  These changes are reported in accumulated other comprehensive income (loss).

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Fair Values

Based on current market price at December 31, 2010, the fair value of our $525.0 Senior Secured Notes is approximately $519.8.  Based on current market prices as of December 31, 2009, the fair value of our $600.0, 9% Senior Subordinated Notes was approximately $6.0.  Upon the filing of the chapter 11 Cases, the revolving credit facility and the term loan traded as one item, resulting in an fair value amount of $838.4 as of December 31, 2009.  The fair value of the DIP Facility was $157.5 at December 31, 2009.  The Senior Secured Notes, Senior Subordinated Notes, revolving credit facility and term loans are fair valued based on Level 2 of the fair value hierarchy.  Refer to Note 1, Organization and Summary of Significant Accounting Policies, for further information regarding the fair value hierarchy.

The Predecessor Company had interest rate swaps, which were fair valued as required by ASC 820 and fell into Level 2 of the fair value hierarchy.  Our evaluation of whether the creditworthiness of each swap counterparty was such that default on its obligations under the swap was not probable.  We also assessed whether the LIBOR-based interest payments were probable of being paid under the loans at the inception and, on an ongoing basis (no less than once each quarter), during the life of each hedging relationship.  In addition, we used independent sources to ascertain market values to assist us in determining the fair value of the financial instruments.

Note 22             Commitments and Contingencies

General Litigation

From time to time, we are involved in a variety of claims, lawsuits, investigations and proceedings that arise in the ordinary course of business. We cannot predict the ultimate outcome of these matters with certainty. Management believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position or results of operations, although our results and cash flow could be significantly unfavorably affected in the reporting periods in which these matters are resolved.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment, certain of which contain renewal options.  Rental expense and sublease income are as follows:

	Successor Company	Predecessor Company
			Six months ended
	February 20 to	January 1 to	December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Rental expense	$22.0	$3.5	$14.6	$15.3	$30.8	$34.7
Sublease income	(0.2)	—	(3.2)	(2.9)	(6.8)	(7.1)
Net rental expense	$21.8	$3.5	$11.4	$12.4	$24.0	$27.6

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Future minimum rental commitments, net of sublease income, for non-cancelable operating leases for the next five years and thereafter (extending to 2024) are as follows:

Years ending December 31,	Minimum Rental Payments	Minimum Sublease Income	Net
2011	$20.9	$0.2	$20.7
2012	19.2	0.1	19.1
2013	18.3	0.1	18.2
2014	16.0	—	16.0
2015	13.0	—	13.0
Later years	83.3	—	83.3

Note 23             Equity Compensation Plans

Successor Company

In April 2010, the Board of Directors of Successor Company RDA Holding Co. (the “Holding Co. Board”) approved the RDA Holding Co. 2010 Equity Incentive Plan (the “2010 Plan”).  Under the 2010 Plan, the Holding Co. Board may grant to eligible directors, employees and consultants, stock options, stock appreciation rights, restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and other equity-based or equity related awards in RDA Holding Co. that the Holding Co. Board determines are consistent with the purpose of the 2010 Plan and our best interests.  The Holding Co. Board may grant up to a maximum of 2.4 million shares under the 2010 Plan, net of forfeitures and expirations.  No more than 33% of the shares reserved for issuance can be granted in the form of restricted stock.

During the period February 20 to December 31, 2010, there were 1.3 million stock options and 0.7 million RSUs granted to certain directors and employees of our Company.

In general, granted stock options vest over three years, have ten year contractual terms and are exercisable as the options vest in four equal installments, commencing on the grant date and each of the first three anniversaries thereafter, provided that the participant is then employed by the Company or one of its subsidiaries on each vesting date.  Certain stock options vest in three equal installments beginning on the first anniversary of the grant date and on each of the two anniversaries thereafter.  The weighted average exercise price of all stock options granted is $17.44.  The exercise price of all options was deemed equal to the estimated market value of RDA Holding Co.’s common stock at the date of grant.  The weighted average grant date fair value of RSUs granted during the period February 20 to December 31, 2010 is $17.44.  In general, for employees, RSUs vest in four equal installments commencing on the grant date and each of the first three anniversaries, and are delivered on the earlier of a change in control, a termination or 50% in 2013 and the remainder in 2014.  Both stock options and RSUs immediately become vested upon a change in control, provided that the participant is continuously employed by the Company until the date of such change in control.  RSUs issued to our independent directors generally vest one third upon grant with the balance vesting in equal installments on the subsequent two elections to the Board, or if no elections are held, on the first of June in the following two years.  If the director ceases to serve on the Board, any remaining equity will not continue to vest.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table.  As there is no publicly traded market for RDA Holding Co.’s stock, the expected volatility was based on the average volatility of historical closing stock prices of comparable companies over the expected term of the option.  The risk-free interest rate for the periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected term of options granted is based upon management’s estimate for the period of time for which options are expected to be outstanding.  We have no historical stock option exercise experience and have estimated the expected term of options using the vesting period of the options, and the mid-point between the vesting date and the end of the contractual term.

In connection with the Successor Company grant of awards in June 2010, we completed a valuation of our common stock equity.  The valuation resulted in an estimated fair value of our common stock of $17.42.  Our valuation analysis consisted of a combination of the income and market comparable approach, discounted for lack of marketability.  We also considered, but did not use, the market transaction approach due to the lack of relevant transactions.  The income approach utilized a discount rate of 13.0% and cash flows based on the disclosure statement included in our Plan of Reorganization, adjusted to reflect disposed and deconsolidated entities, changes in foreign exchange rates and changes to our long-term outlook through the valuation date.  Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 2.0% and discount rate of 13.0%.  Market multiples of peer companies were calculated and utilized in application of a market comparable approach.  An EBITDA multiple range of 5.5 to 6.5 was applied, and a revenue multiple range of 0.45 to 0.5 was applied.  We applied a 23.0% discount for lack of marketability to the valuations based on an options pricing method proposed by John Finnerty (“Finnerty Model”).  We assumed a two year holding period, volatility of 75.0% based on comparable public company volatilities, risk-free rate of 1.0% based on U.S. treasury zero-coupon security yields, and a dividend yield of zero based on our historical and expected dividends.

We completed an updated valuation of our common stock equity as of October 1, 2010.  The valuation resulted in an estimated fair value of our common stock of $19.10.  Our valuation analysis consisted of a combination of the income and market comparable, discounted for lack of marketability.  We also considered, but did not use, the market transaction approach due to the lack of relevant transactions.  The income approach utilized a discount rate of 13.0% and cash flows based on our recent long-term projections.  Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 2.0% and discount rate of 13.0%.  Market multiples of peer companies were calculated and utilized in application of a market comparable approach.  An EBITDA multiple range of 5.5 to 6.5 was applied, and a revenue multiple range of 0.45 to 0.5 was applied.  We applied a 21.0% discount for lack of marketability to the valuations based on the Finnerty Model.  The primary assumptions used to calculate the discount for lack of marketability assumed a two year holding period, volatility of 70.0% based on comparable public company volatilities, risk-free rate of 0.5% based on U.S. treasury zero-coupon security yields, and a dividend yield of zero based on our historical and expected dividends.

The assumptions used in the Black-Scholes option valuation model for the period February 20 to December 31, 2010 are as follows:

Successor Company
February 20 to December 31, 2010
Assumptions
Expected volatility	52.16% - 52.88%
Expected term (years)	6
Risk-free interest rate	1.55% - 2.73%
Expected dividend yield	0.00%

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A summary of stock option activity under the 2010 Plan for period February 20 to December 31, 2010 is as follows:

	Successor Company
	Shares (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options
Outstanding at February 20, 2010	—	$—
Granted	1,325	17.44
Forfeited or expired	(21)	17.42
Outstanding at December 31, 2010	1,304	$17.44	9.4
Vested or expected to vest at December 31, 2010	1,304
Exercisable at December 31, 2010	183	$17.44	9.4

The weighted average fair value of options granted during the period February 20 to December 31, 2010 was $8.86.  No options were exercised during the period February 20 to December 31, 2010.

A summary of RSUs activity under the 2010 Plan for the period February 20 to December 31, 2010 is as follows:

	Successor Company
	RSUs
	Shares (000’s)	Weighted Average Grant-Date Fair Value

Nonvested at February 20, 2010	—	$—
Granted	734	17.47
Vested	(116)	—
Forfeited	(31)	17.42
Nonvested at December 31, 2010	587	$17.46

For the period February 20 to December 31, 2010, stock-based compensation expense of $7.7 and the related income tax benefit of $2.9 was recognized for stock options and RSUs.  Total unrecognized compensation expense related to stock options and RSUs was $16.4, which will be recognized over a weighted average period of 2.4 years on a straight-line basis over the requisite service period for each separately vesting portion of the awards.

Predecessor Company

In July 2007, upon the recommendation of the Predecessor Company’s Compensation Committee of our Board of Directors, the Predecessor Board of Directors of RDA Holding Co. (the “Holding Co. Board”) approved the RDA Holding Co. 2007 Omnibus Incentive Compensation Plan (the “2007 Plan”).  Under the 2007 Plan, the Predecessor Company could have granted a maximum of 5.6 million shares under the 2007 Plan, net of forfeitures and expirations.

Upon the Effective Date, by operation of the Plan of Reorganization, all of the existing common stock of the Predecessor Company was extinguished and deemed canceled and, in connection with the cancellation of the Predecessor Company’s common stock, any and all equity awards granted under the 2007 Plan in effect prior to the Effective Date became null and void as of the Effective Date.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

In addition, due to the chapter 11 Filings, the unrecognized stock-based compensation expense related the 2007 Plan as of February 19, 2010 was not recognized.

There were no stock options, RSAs or RSUs granted in the period January 1 to February 19, 2010.  During the six months ended December 31, 2009, 0.7 million stock options, 0.1 million RSAs and 0.1 million RSUs were granted to certain directors, employees and consultants of our Company, respectively.  The weighted average fair value of options granted during the six months ended December 31, 2009 was zero.

In general, granted stock options vest over four years, had ten year contractual terms and were exercisable upon the occurrence of certain liquidity events, as defined in the 2007 Plan.  The weighted average exercise price of all stock options granted was $9.99.  The weighted average grant date fair value of RSAs granted during the six month period ended December 31, 2009 and 2008 was zero and $9.98, respectively.  The weighted average grant date fair value of RSAs granted during the period ended June 30, 2009 and June 30, 2008 was $3.00 and $10.00, respectively.  The weighted average grant date fair value of RSUs granted during the six months ended December 31, 2009 was zero and for the six months ended December 31, 2008 was $9.98.  The weighted average grant date fair value of RSUs granted during the period ended June 30, 2009 and 2008 were $3.08 and $10.00, respectively.  In general, 50% of granted RSAs and RSUs become vested upon the occurrence of a liquidity event, as defined, and the other 50% upon the first anniversary of the occurrence of a liquidity event.

For purposes of calculating the fair value of stock options, by evaluating and estimating the Company’s common stock at each grant date.  There is no public market for the Company’s common stock and, as such, we evaluated the best evidence to estimate the common stock’s fair value.  In March of 2007, we completed the Acquisition Transaction, Direct Holdings Stock Acquisition and the WRC Merger.  These transactions included arm’s-length transactions with unrelated parties for issuances of common stock with a value of $10.00 per share.  We considered these to be current transactions between willing parties and the best evidence of fair value for stock awards granted during fiscal 2008.  There were no significant changes to the Company, its industry or its long-term outlook that we concluded would impact our estimated stock price through fiscal 2008.

In early fiscal 2009, since there were no recent transactions on which to base a determination of the fair value of stock awards, we completed a valuation of our common stock equity.  The valuation resulted in an estimated fair value of our common stock of $9.95.  Our valuation analysis consisted of a combination of the income, market comparable and market transaction approaches, discounted for lack of marketability.  The income approach utilized a discount rate of 10.0% and cash flows based on most recent available long-term projections.  Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 2.0% and discount rate of 10.0%.  Market multiples of peer companies were calculated and utilized in application of a market comparable approach.  An EBITDA multiple range of 8.0 to 9.0 was applied, and a revenue multiple range of 0.8 to 1.0 was applied.  Multiples from a series of transactions dating from June of 2006 to March of 2008 were calculated and utilized in application of a market transaction approach.  An EBITDA multiple range of 11.0 to 12.0 was applied, and a revenue multiple range of 1.0 to 1.2 was applied.  We applied a 26.0% discount for lack of marketability to the valuations based on the Finnerty Model.  We assumed a two year holding period, volatility of 55.0% based on comparable public company volatilities, a risk-free rate of 2.0% based on

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

U.S. treasury zero-coupon security yields, and a dividend yield of zero based on our historical and expected dividends.

In the second half of fiscal 2009, we revised our projections to reflect what we then considered a permanent change in our long-term view of future cash flows as a result of adverse trends in the economic environment.  These changes, combined with our worsening short-term liquidity position and declines in market multiples, resulted in a valuation in the third fiscal quarter that was significantly lower than our outstanding debt.  Consequently, we assumed a common stock value of zero related to options granted beginning in the third fiscal quarter of 2009.

As noted above, the estimated market value of our common stock has been assumed to be zero for the six months ended December 31, 2009.  The assumptions used for the six months ended December 31, 2008 and the years ended June 30, 2009 and 2008 were as follows:

	Predecessor Company
	Six months ended December 31,	Year ended June 30,
	2008	2009	2008
	(unaudited)
Assumptions
Expected volatility	40.66%	40.66% - 46.79%	32.38% - 41.97%
Expected term (years)	6	6	4 - 6
Risk-free interest rate	2.68%	1.88% - 2.68%	2.78% - 5.05%
Expected dividend yield	0.00%	0.00%	0.00%

A summary of stock option activity under the 2007 Plan as of February 19, 2010 is as follows:

	Predecessor Company
	Shares (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options
Outstanding at June 30, 2007	—	$—
Granted	3,350	10.00
Forfeited or expired	(359)
Outstanding at June 30, 2008	2,991	10.00	9.2
Granted	1,093	9.97
Forfeited	(185)	10.00
Outstanding at June 30, 2009	3,899	9.99	8.5
Granted	135	9.95
Forfeited	(74)	9.97
Outstanding at December 31, 2009	3,960	9.99	8.1
Cancellation due to Plan of Reorganization	(3,960)	(9.99)
Outstanding at February 19, 2010	—	$—	—

The weighted average fair value of options granted during the six months ended December 31, 2009 and 2008 was zero and $4.31, respectively.  The weighted average fair value of options granted during the periods ended June 30, 2009 and 2008 were $2.01 and $4.58, respectively.  No options were exercised during any of the periods presented.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A summary of RSAs and RSUs activity under the 2007 Plan as of February 19, 2010 is as follows:

	Predecessor Company
	RSAs		RSUs
	Shares (000’s)	Weighted Average Grant-Date Fair Value	Shares (000’s)	Weighted Average Grant-Date Fair Value
Nonvested at June 30, 2007	—	$—	—	$—
Granted	1,348	10.00	458	10.00
Vested	—	—	(200)	10.00
Forfeited	(340)	10.00	(28)	10.00
Nonvested at June 30, 2008	1,008	10.00	230	10.00
Granted	124	3.00	99	3.08
Vested	—	—	(55)	—
Forfeited	(308)	10.00	(22)	10.00
Nonvested at June 30, 2009	824	9.40	252	6.95
Granted	31	—	—	—
Vested	—	—	—	—
Forfeited	(86)	9.99	(50)	9.99
Nonvested at December 31, 2009	769	9.14	202	7.46
Cancellation due to Plan of Reorganization	(769)	(9.14)	(202)	(7.46)
Nonvested at February 19, 2010	—	$—	—	$—

For the period January 1 to February 19, 2010, stock-based compensation expenses of $0.2, and the related income tax benefit of $0.1, was recognized for stock options and RSUs that were not subject to the liquidity event provisions of the 2007 Plan.  For the six months ended December 31, 2009 and 2008, stock-based compensation expense of $0.6 and $1.1, respectively, and the related income tax benefit of $0.2 and $0.4, respectively, was recognized for stock options and RSUs that were not subject to the liquidity event provisions of the 2007 plan.  For the years ended June 30, 2009 and 2008, stock-based compensation expense of $2.5 and $7.0, respectively, and the related income tax benefit of $0.9 and $2.6, respectively, was recognized for stock options and RSUs that were not subject to the liquidity event provisions of the 2007 Plan.  As of December 31, 2009, total unrecognized compensation expense related to stock awards without a liquidity event provision, as defined, was $1.2.

As of February 19, 2010 and December 31, 2009, it was determined that it was not probable that the liquidity event, as defined, would be satisfied.  As of December 31, 2009, total stock options, RSAs and RSUs outstanding with these liquidity provisions was 2.0 million, 0.8 million and 0.2 million, respectively.  As a result, the Predecessor Company did not recognize any compensation expense during the period January 1 to February 19, 2010, six months ended December 31, 2009 or 2008, or years ended June 30, 2009 or 2008 for stock options, RSAs and RSUs with liquidity event provisions.  Total unrecognized compensation expense related to these stock options, RSAs and RSUs for the six months ended December 31, 2009 was $6.0, $7.0 and $1.5, respectively.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 24        Common Stock Warrants

In connection with the Plan of Reorganization, holders of the Predecessor Company’s Senior Subordinated Notes who voted in favor of the Plan received warrants to purchase shares of Class A Common Stock of the Successor Company at an initial exercise price equal to $45.09 shortly after the Effective Date, but with the exercise price of each warrant increasing over the course of time through February 19, 2014 as follows:

•      $45.65 after 36 months;

•      $46.22 after 39 months;

•      $46.78 after 42 months; and

•      $47.35 after 45 months.

The Company issued 1.8 million warrants during the period February 20 to December 31, 2010, all of which remain outstanding.

The Company has accounted for these warrants as equity instruments in accordance with ASC 815, and as such, the warrants are classified in stockholders’ equity.  In accordance with ASC 820 our warrants are fair valued and fall into Level 3, as per the fair value hierarchy.  The Company has estimated the aggregated fair value of these warrants as $7.1, as valued on each respective grant dates during the period February 20 to December 31, 2010 using the Black-Scholes option pricing model.  Key assumptions used by the Company are summarized in the following table:

Successor Company
February 20 to December 31, 2010
Assumptions
Expected volatility	60.55% - 60.91%
Expected term (years)	4
Risk-free interest rate	1.02% - 1.72%
Expected dividend yield	0.00%

As there is no publicly traded market for RDA Holding Co.’s stock, the expected volatility was based on the average volatility of historical closing stock prices of comparable companies over the expected term of the warrants.  The risk-free interest rate for the periods within the contractual life of the warrants is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected term of warrants granted is based upon management’s estimate for the period of time for which warrants are expected to be outstanding.  We have no historical warrant exercise experience and have estimated the expected term of warrants using the vesting period of the warrants and the mid-point between the vesting date and the end of the contractual term.

Note 25        Benefit Plans

Defined Benefit Pension Plans

We offer defined benefit plans to eligible employees in the United States and in several international markets.  Contributions to these plans meet the minimum funding requirements in each respective market.  Benefit payments are principally based on a combination of years of service and compensation.

U.S. Plans

Effective July 1, 2010, we adopted a revised investment strategy for our Retirement Plan to conform the characteristics of the Retirement Plan’s investment assets more closely to those of the Retirement Plan’s liabilities.  As a result of the change in the investment strategy, certain actuarial assumptions were changed and we have consequently revalued our plan as of July 1, 2010.  The net periodic pension

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

(benefit) expense is calculated based on a number of actuarial assumptions, including the expected rate of return and discount rate.  The expected rate of return is a significant driver in calculating our net pension benefit.  Based on our new investment strategy, our expected rate of return changed to 7.0% from 8.5%.  For the six month period ended December 31, 2009, we used an expected return on plan and 8.5%.  This rate was based on an analysis of historical returns generated by asset classes, in which our funds are invested, and on projected returns for portfolios with assets similar to ours.  While management believes the assumptions used to estimate expenses related to pension and other post retirement benefits are reasonable and appropriate, actual experience may significantly differ.

The Predecessor Company had U.S. supplemental retirement plans that were not qualified under the Internal Revenue Code (“IRC”) because they were available only to certain executives.  We paid the benefits under these unfunded plans as the obligations became due.  As a result of the filing of the chapter 11 Cases, benefits owed under these plans became general unsecured claims.  Each claimant received a pro rata share of $4.0 cash allocated to unsecured claims pursuant to the Plan of Reorganization.  Further, obligations pertaining to these plans were addressed in the Plan of Reorganization and distributions were made from a “hardship” fund to certain eligible individuals with claims arising from the discontinuation of the non-qualified U.S. retirement plans.  See Note 2, Chapter 11 Bankruptcy and Approved Plan of Reorganization, for further information.

The overriding principle followed in managing our Retirement Plan assets is to obtain a reasonable rate of return, in terms of both income and appreciation, while providing liquidity to satisfy short-term obligations.

The table below details our target asset allocation:

	Successor Company	Predecessor Company
	Target Allocation	Target Allocation Range
	December 31, 2010	December 31, 2009
Asset Class
Equities	32%	52% - 72%
Fixed income	50%	23% - 35%
Other	18%	0% - 19%
Total	100%

During the period February 20 to December 31, 2010, we changed our long-term target allocation in our Retirement Plan and consequently, our assumed long-term asset rate of return.  The revised investment strategy is expected to reduce the risk that we will be required to make cash contributions to the Retirement Plan in the medium term and we are in the process of realigning our underlying assets to conform to our new asset allocation.

Estimated benefit payments during the next ten years are expected to be the following:

	Year ending December 31,
	2011	2012	2013	2014	2015	2016-2020
Estimated benefit payments for U.S. pension plans	$59.0	$34.2	$33.7	$33.7	$32.3	$154.8

Effective April 2, 2009, our U.S. Qualified Pension Plan was amended to temporarily provide additional benefits to employees involuntarily terminated.  As a result, a portion of our severance obligation is being satisfied by payments from the U.S. Qualified Pension Plan.  Effective October 19, 2009, the U.S. Qualified Pension Plan was amended to effectively extend the April 2, 2009 modification to December 31, 2010, further extended to December 31, 2011.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

International Plans

We also offer defined benefit pension plans in several markets outside the United States.  We expect to contribute $0.7, for significant plans in 2011.

In August 2009, following the U.S. chapter 11 filing, as part of the Company’s overall restructuring efforts we entered into negotiations with the plan trustees, the Pension Protection Fund in the United Kingdom and the United Kingdom Pensions Regulator to settle the RDA UK’s pension obligations.  Subsequent to December 31, 2009, we were unable to reach an agreement with the United Kingdom Pension Regulator and RDA UK filed for insolvent administration proceedings in the UK and independent administrators were appointed to manage the UK business and address the claims of its creditors.  As a result of the administration process, RDA UK and its subsidiaries were deconsolidated.

The table below reflects the target allocation of assets held for our international plans required pursuant to our most recent investment policy for these plans.  These percentages have been calculated on a weighted average basis because the assets are comprised amongst several plans.

	Successor Company	Predecessor Company
	Target Allocation	Target Allocation
	December 31, 2010	December 31, 2009
Asset Class
Equities	41%	36%
Fixed income	57%	56%
Cash and other	2%	8%
Total	100%	100%

The asset allocation for the United Kingdom plan at December 31, 2009, which was the largest non-U.S. plan, was determined by independent trustees in accordance with local regulation.  The asset allocations for our existing plans at December 31, 2010 are determined by the local management in accordance with their fiduciary duties.  The investments include local and international securities.

Similar to the U.S. plans, the expected rate of return on plan assets is a significant driver in calculating the net periodic pension (benefit) cost for our international plans.  These rates were based on a methodology similar to that used to determine the rate of return for our Retirement Plan.

Estimated benefit payments during the next ten years are expected to be the following:

	Year ending December 31,
	2011	2012	2013	2014	2015	2016-2020
Estimated benefit payments for International plans	$4.0	$4.1	$4.2	$4.3	$4.5	$25.6

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Assumptions

The table below outlines the weighted average assumptions used to determine our projected benefit obligation as of period-end and pension (benefit) cost for the periods ended:

U.S. Plans

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Benefit obligation
Discount rate	5.00%	5.75%	5.70%
Compensation increase rate	3.00%	4.00%	4.00%

Pension (benefit) cost
Discount rate	5.75% / 5.15%	5.70%	6.50%
Compensation increase rate	4.00% / 3.00%	4.00%	4.00%
Long-term rate of return on plan assets	8.50% / 7.00%	8.50%	8.50%

International Plans

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Benefit obligation
Discount rate	5.42%	5.66%	5.74%
Compensation increase rate	2.79%	3.08%	3.61%

Pension (benefit) cost
Discount rate	5.55%	6.30%	6.30%
Compensation increase rate	3.08%	3.61%	3.61%
Long-term rate of return on plan assets	5.58%	6.65%	6.65%

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Components of net periodic pension (benefit) cost are as follows:

	U.S. Plans
	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Service cost	$2.8	$0.5	$1.7	$1.8	$3.6	$9.2
Interest cost	19.3	3.2	12.6	15.5	31.1	31.1
Expected return on plan assets	(34.6)	(7.5)	(28.9)	(30.7)	(61.2)	(60.1)
Amortization of prior service credit	—	—	—	—	(0.1)	—
Amortization of net actuarial gain	—	0.4	—	—	(0.1)	—
Curtailments (a)	—	—	—	(3.3)	(3.3)	—
Cost for special termination benefits (b)	4.5	0.6	2.2	—	3.1	—
Net periodic pension benefit	$(8.0)	$(2.8)	$(12.4)	$(16.7)	$(26.9)	$(19.8)

	International Plans
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Service cost	$1.8	$0.6	$2.1	$3.3	$5.9	$7.2
Interest cost	3.7	2.2	8.2	8.7	16.1	18.7
Expected return on plan assets	(4.7)	(2.4)	(9.2)	(9.8)	(18.2)	(23.4)
Amortization of prior service credit	—	—	(0.1)	(0.1)	(0.1)	(0.1)
Amortization of net actuarial gain	—	—	—	(1.1)	(2.0)	(0.4)
Gain due to settlements (c)	—	—	—	—	—	(1.6)
Gain due to curtailments and other items (d)	(0.5)	—	—	—	(5.4)	(1.3)
Net periodic pension cost (benefit)	$0.3	$0.4	$1.0	$1.0	$(3.7)	$(0.9)

(a)   The Company recorded an increase in net periodic pension benefit of $3.3 during fiscal year 2009 to amortize prior service cost as a result of a pension curtailment triggered by the sale of its QSP business.  This increase in net periodic pension benefit was included in the loss on the sale of QSP and recorded in loss from discontinued operations, net of taxes (benefit) expense in the consolidated statements of operations.

(b)   Cost for special termination benefits is included in other operating items, net in our consolidated statements of operations.

(c)   Settlements occurred in France and the Netherlands in fiscal year 2008.

(d)   Curtailments occurred in Canada and France in the period February 20 to December 31, 2010, in Netherlands and the United Kingdom in fiscal 2009, and in France, Mexico and the United Kingdom in fiscal year 2008.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the U.S. defined benefit pension plans is as follows:

	U.S. Plans
	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Change in benefit obligations:
Benefit obligations at beginning of period	$417.9	$424.7	$475.7
Non-qualified plans (a)	—	—	(69.4)
Service cost	2.8	0.5	1.7
Interest cost	19.3	3.2	12.6
Actuarial loss (gain)	37.7	(2.1)	29.4
Special termination benefits	4.5	0.6	2.2
Benefits paid	(46.8)	(9.0)	(27.5)
Benefit obligations at the end of period	$435.4	$417.9	$424.7
Change in plan assets:
Fair value at the beginning of period	544.6	556.2	509.8
Actual return on plan assets	75.2	(2.6)	73.9
Benefits paid	(46.8)	(9.0)	(27.5)
Fair value at end of period	573.0	544.6	556.2
Funded status	$137.6	$126.7	$131.5

(a)          At August 24, 2009, we reclassified $69.4 of benefit obligations related to our non-qualified pension plans when we filed for bankruptcy.  These obligations became unsecured claims, subject to the terms of our Plan of Reorganization.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the international defined benefit pension plans is as follows:

	International Plans
	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Change in benefit obligations:
Benefit obligations at beginning of period	$79.1	$279.2	$263.7
UK Administration (a)	—	(196.8)	—
Service cost	1.8	0.6	2.1
Interest cost	3.7	2.2	8.2
Participant contributions	0.3	—	—
Actuarial (gain) loss	(1.2)	2.8	23.0
Exchange rate changes	1.7	(7.3)	0.7
Settlements/curtailments	(0.9)	—	(9.2)
Other expenses	(0.1)	—	(2.3)
Benefits paid	(4.4)	(1.6)	(7.0)
Benefit obligations at the end of period	$80.0	$79.1	$279.2
Change in plan assets:
Fair value at the beginning of period	98.5	265.2	245.7
UK Administration (a)	—	(157.7)	—
Actual return on plan assets	7.8	(1.4)	32.5
Employer contributions	(0.1)	—	1.9
Participant contributions	0.3	—	—
Exchange rate changes	2.9	(6.0)	3.6
Plan settlements	—	—	(9.2)
Other expenses	(0.1)	—	(2.3)
Benefits paid	(4.4)	(1.6)	(7.0)
Fair value at end of period	104.9	98.5	265.2
Funded status	$24.9	$19.4	$(14.0)

(a)          Effective February 17, 2010, the Company deconsolidated RDA UK as a result of RDA UK filing for administration.  As a result, the benefit obligations of $196.8 and the plan assets of $157.7 related to the UK pension plans were removed from our International Plans.

The following items are not yet recognized as a component of net periodic cost:

	U.S. Plans
	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Net actuarial (gain) loss	$(2.8)	$—	$194.0

	International Plans
	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Net actuarial (gain) loss	$(4.6)	$—	$1.5
Prior service credit	—	—	(1.0)

For the period ended December 31, 2011, we do not expect to recognize any of the actuarial gain in the U.S. Plans.  For our international plans for the year ended December 31, 2011, we do not expect to recognize any of the actuarial gain.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The accumulated benefit obligation as of December 31, 2010 (the actuarial present value of benefits earned, excluding future compensation increase assumptions) for our U.S. plans and international plans was $434.8 and $74.6, respectively.

Other Postretirement Benefits

We provide medical and dental benefits to certain retired employees of Reader’s Digest and their dependents.  The plans that provide these benefits cover all of our eligible employees in the United States who were hired before July 1, 2005 and, to a lesser extent, employees in Canada.  For these plans, in 2011, we expect to contribute $3.3.

The table below outlines the weighted average assumptions used to determine our postretirement benefit obligation as of year end and our postretirement cost for the periods ended:

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Postretirement benefit obligation
Discount rate	5.05%	5.79%	5.75%
Healthcare cost trend rate assumed for next year	8.31%	8.57%	8.73%
Rate to which the cost trend rate is assumed to decline	4.47%	4.48%	4.57%
Number of years to ultimate trend rate	18	19	18

Postretirement cost
Discount rate	5.47%	5.76%	6.57%
Healthcare cost trend rate assumed for next year	8.54%	8.57%	8.73%
Rate to which the cost trend rate is assumed to decline	4.47%	4.48%	4.57%
Number of years to ultimate trend rate	18	19	18

The components of net periodic postretirement (benefit) cost are as follows:

	Successor Company	Predecessor Company
	February 20 to	January 1 to	Six months ended December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Service cost	$—	$—	$—	$0.1	$0.1	$0.5
Interest cost	0.7	0.1	0.6	0.9	1.7	3.5
Amortization of prior service credit	—	(0.2)	(0.9)	(1.0)	(1.9)	(0.6)
Amortization of net actuarial gain	—	(0.2)	(1.0)	(0.8)	(1.5)	—
Curtailments (a)	0.1	—	(0.5)	(7.9)	(7.9)	—
Net periodic postretirement cost (benefit)	$0.8	$(0.3)	$(1.8)	$(8.7)	$(9.5)	$3.4

(a)  The Company recorded an increase in net periodic postretirement benefit of $7.9 during fiscal year 2009 as a result of a postretirement curtailment triggered by the sale of its QSP business.  This increase in net periodic postretirement benefit was included in the loss on the sale of QSP and recorded in loss from discontinued operations, net of tax expense (benefit) in the consolidated statements of operations.  During the period February 20 to December 31, 2010, curtailment of $0.1 was recorded in Canada.  During the six months ended December 31, 2009, curtailment of $0.5 was recorded in Canada.

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the plans is as follows:

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Change in benefit obligations:
Benefit obligations at the beginning of the period	$16.4	$17.9	$20.2
Interest cost	0.7	0.1	0.6
Actuarial gain	(1.1)	(1.2)	(0.8)
Exchange rate changes	0.1	—	0.3
Plan amendments	—	—	(0.5)
Curtailments	0.1	—	—
Benefits paid	(1.6)	(0.4)	(1.9)
Benefit obligations at the end of the period	$14.6	$16.4	$17.9
Change in plan assets:
Employer contributions	1.6	0.4	1.9
Benefits paid	(1.6)	(0.4)	(1.9)
Unfunded status	$14.6	$16.4	$17.9

	Successor Company	Predecessor Company
	December 31, 2010	February 19, 2010	December 31, 2009
Items not yet recognized as a component of net periodic cost:
Net actuarial gain	$(1.1)	$—	$(20.0)
Prior service credit	—	—	(11.4)

We do not expect to recognize any of the net actuarial gain or prior service credit through December 31, 2011.

Any changes to assumed healthcare cost trend rates could effect the amounts reported for postretirement benefits.  A one-percentage-point increase in assumed healthcare cost trend rates would increase the total of the service and interest cost components by less than $0.1 and the postretirement benefit obligation by $0.4 for the year ended December 31, 2010.  A one-percentage-point decrease in assumed healthcare cost trend rates would decrease the total of the service and interest cost components by less than $0.1 and the postretirement benefit obligation by $0.4 for the year ended December 31, 2010.

Estimated benefit payments during the next ten years are expected to be as follows:

	Year ending December 31,
	2011	2012	2013	2014	2014	2016-2020
Estimated benefit payments for other postretirement benefits	$3.3	$3.0	$2.1	$1.4	$1.2	$3.6

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Estimated receipts pursuant to the Medicare Reform Act during the next ten years are expected to be as follows:

	Year ending December 31,
	2011	2012	2013	2014	2014	2016-2020
Estimated receipts pursuant to the Medicare Reform Act	$0.3	$0.3	$0.2	$0.1	$0.1	$0.1

Balance Sheet Classification

Amounts recognized on the balance sheets related to our significant pension and postretirement plans are as follows:

	Pension Benefits		Other Benefits
	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Noncurrent assets	$166.0	$158.0	$—	$—
Current liabilities	—	0.5	3.6	4.3
Noncurrent liabilities	5.7	42.3	12.9	16.1
Net amount recognized in statement of position	$160.3	$115.2	$(16.5)	$(20.4)

Balances of pension plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

	Plans with Projected Benefit Obligation in Excess of Plan Assets		Plans with Accumulated Benefit Obligation in Excess of Plan Assets
	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Projected benefit obligation	$34.2	$240.1	N/A	N/A
Accumulated benefit obligation	N/A	N/A	$1.2	$204.0
Fair value of plan assets	30.5	199.5	—	166.4

 RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The following table sets forth, by level, the fair value hierarchy ascribed under ASC 820 and described in Note 1, Organization and Summary of Significant Accounting Policies, the U.S. Pension Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2010:

	Successor Company
	U.S. Pension Plans Fair Value Measurements at December 31, 2010
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities:
U.S. equity (a)	$158.5	$—	$—	158.5
Non-U.S. equity (b)	58.5	—	—	58.5
Real estate (c)	—	—	41.0	41.0
Partnerships and joint venture interests (d)	—	—	65.9	65.9
Fixed income funds:
U.S. government securities (e)	34.1	—	—	34.1
Non-U.S. government securities	2.4	—	—	2.4
Commercial mortgage	—	2.9	—	2.9
Corporate fixed-income obligations (f)	—	76.4	—	76.4
Asset back securities	—	1.5	—	1.5
Other fixed income	—	3.2	—	3.2
Common collective trusts	—	141.6	—	141.6
Cash and short-term investment funds	0.6	—	—	0.6
	$254.1	$225.6	$106.9	$586.6
Other assets and liabilities (g)				(13.6)
Net assets available for benefits				$573.0

(a)	Includes securities on loan in the amount of $12.2.
(b)	Includes securities on loan in the amount of $0.7.
(c)

Includes investments held as interests in common trust funds that invest in various commercial and multi-family residential real estate projects. The Retirement Plan does not have the right to redeem its investments in these common trust funds on demand. Rather, the Retirement Plan will receive distributions, between 2017 and 2024, at the maturity of the common trust funds when the underlying assets are liquidated.

(d)

Includes investments held as interests in partnerships that invest in other partnerships that, in turn, invest in privately held companies. The Retirement Plan does not have the right to redeem its investments in these partnerships on demand. Rather, the Retirement Plan receives distributions from the partnerships, between 2011 and 2020, when the underlying assets are liquidated.

(e)	Includes securities on loan in the amount of $3.3.
(f)	Includes securities on loan in the amount of $0.5.
(g)	Other assets and liabilities include non-interest bearing cash, other receivables and other payables related to pending transactions.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The following table sets forth, by level, the fair value hierarchy ascribed under ASC 820, the U.S. Pension Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2009:

	Predecessor Company
	U.S. Pension Plans
	Fair Value Measurements at December 31, 2009
	Quoted Market
	Prices in Active		Significant
	Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Equity Securities:
U.S. equity (a)	$149.5	$—	$—	149.5
Non-U.S. equity (b)	54.5	—	—	54.5
Real estate (c)	—	—	35.6	35.6
Partnerships and joint venture interests (d)	—	—	56.5	56.5
Fixed income funds:
U.S. government securities (e)	34.5	—	—	34.5
Non-U.S. government securities	3.4	—	—	3.4
Commercial mortgage	—	3.9	—	3.9
Corporate fixed-income obligations (f)	—	71.2	—	71.2
Asset back securities	—	0.9	—	0.9
Other fixed income	—	4.7	—	4.7
Common collective trusts	—	142.0	—	142.0
Cash and short-term investment funds	1.0	—	—	1.0
	$242.9	$222.7	$92.1	$557.7
Other assets and liabilities (g)				(1.5)
Net assets available for benefits				$556.2

(a)	Includes securities on loan in the amount of $37.0.
(b)	Includes securities on loan in the amount of $4.7.
(c)

Includes investments held as interests in common trust funds that invest in various commercial and multi-family residential real estate projects. The Retirement Plan does not have the right to redeem its investments in these common trust funds on demand. Rather, the Retirement Plan will receive distributions, between 2017 and 2024, at the maturity of the common trust funds when the underlying assets are liquidated.

(d)

Includes investments held as interests in partnerships that invest in other partnerships that, in turn, invest in privately held companies. The Retirement Plan does not have the right to redeem its investments in these partnerships on demand. Rather, the Retirement Plan receives distributions from the partnerships, between 2011 and 2020, when the underlying assets are liquidated.

(e)	Includes securities on loan in the amount of $6.1.
(f)	Includes securities on loan in the amount of $2.7.
(g)	Other assets and liabilities include non-interest bearing cash, other receivables and other payables related to pending transactions.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The following table sets forth a summary of changes in the fair value of the U.S. pension plan’s Level 3 assets for the periods January 1 to February 19, 2010 and February 20 to December 31, 2010:

	Real Estate	Partnerships and Joint Ventures	Total
Balance as of July 1, 2009 (Predecessor Company)	$42.6	$48.9	$91.5
Actual return on plan assets:
Relating to assets still held at December 31, 2009	(7.1)	4.9	(2.2)
Transfers into Level 3	0.1	2.7	2.8
Balance as of December 31, 2009 (Predecessor Company)	$35.6	$56.5	$92.1
Actual return on plan assets:
Relating to assets still held at February 19, 2010	—	0.1	0.1
Transfers into Level 3	—	0.3	0.3
Balance as of February 19, 2010 (Predecessor Company)	$35.6	$56.9	$92.5
Actual return on plan assets:
Relating to assets still held at December 31, 2010	5.4	6.6	12.0
Transfers into Level 3	—	4.9	4.9
Transfers out of Level 3	—	(2.5)	(2.5)
Balance as of December 31, 2010 (Successor Company)	$41.0	$65.9	$106.9

Realized gain/losses attributable to pension assets are included in the line item promotion, marketing and administrative expenses on the consolidated statements of operations.  Unrealized gain/losses attributable to pension assets are included in the line item pension and postretirement adjustment to funded status, net on the consolidated statements of changes in stockholders’ equity (deficit).

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

The following table sets forth, by level, the fair value hierarchy ascribed under ASC 820 and the International Pension Plans’ assets required to be carried at fair value on a recurring basis as of December 31, 2010:

	Successor Company
	International Pension Plans Fair Value Measurements at December 31, 2010
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/collective trusts	$—	$74.3	$—	$74.3
Equities:
Non-U.S. equity	6.8	—	—	6.8
Mutual funds	3.1	—	—	3.1
Fixed income funds:
European government securities	20.1	—	—	20.1
Netherland government securities	0.3	—	—	0.3
Mexican government securities	0.2	—	—	0.2
Other	0.1	—	—	0.1
Net assets available for benefits	$30.6	$74.3	$—	$104.9

The following table sets forth, by level, the fair value hierarchy ascribed under ASC 820 and the International Pension Plans’ assets required to be carried at fair value on a recurring basis as of December 31, 2009:

	Predecessor Company
	International Pension Plans Fair Value Measurements at December 31, 2009
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/collective trusts	$—	$67.0	$—	$67.0
Equities:
Non-U.S. equity	6.5	—	—	6.5
Mutual funds	58.0	—	—	58.0
Fixed income funds:
European government securities	21.6	—	—	21.6
Netherland government securities	1.5	—	—	1.5
Mexican government securities	0.3	—	—	0.3
Canadian government securities	0.1	—	—	0.1
United Kingdom bonds	2.7	—	—	2.7
Interest-bearing cash	21.1	—	—	21.1
Other investments (a)	86.4	—	—	86.4
Net assets available for benefits	$198.2	$67.0	$—	$265.2

(a) Other investments include Liability Driven Investment bonds.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Defined Contribution Plans

RDA Employee Ownership Plan and 401(k) Partnership (the “401(k) plan”) — The 401(k) plan consists of both a profit-sharing plan and a savings plan under section 401(k) of the IRC.  The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives.  We may match employee contributions to the extent determined by our Board of Directors.  The matching contributions vest 20% per annum over a five year period.  During the period February 20 to December 31, 2010 our matching contributions to the 401(k) plan were $0.9.  Between March 1, 2009 and July 1, 2010, as part of a global “recession plan” to strengthen the Company’s financial performance in the current economy, employer contributions to the 401(k) plan were temporarily suspended.  As a result, there are no contributions in the period January 1 to February 19, 2010, and the six months ended December 31, 2009.  Our matching contributions to the 401(k) plan were $2.1 and $3.8 for fiscal 2009 and 2008, respectively.

Note 26	Related Party Transactions

On March 2, 2007, RDA Holding Co. acquired The Reader’s Digest Association, Inc. pursuant to a Merger Agreement dated November 16, 2006 among The Reader’s Digest Association, Inc., RDA Holding Co. and Doctor Acquisition Co. (a wholly owned subsidiary of RDA Holding Co.) (the “RDA Merger Agreement”).  Pursuant to the RDA Merger Agreement, Doctor Acquisition Co. was merged with and into The Reader’s Digest Association, Inc., with The Reader’s Digest Association, Inc. being the surviving corporation (the “Acquisition Transaction”).  On January 23, 2007, in connection with the Acquisition Transaction, we entered into a management services agreement (the “Management Services Agreement”) with our Predecessor Company equity holders, the Ripplewood Funds, J. Rothschild Group (Guernsey) Ltd., and GoldenTree Asset Management, LP (together the “Service Providers”).  Pursuant to the Management Services Agreement, the Service Providers or their affiliates provided us with management consultant services, which services included, without limitation, (i) recommending, structuring and identifying sources of capital, (ii) monitoring, evaluating and making recommendations regarding potential acquisitions and (iii) analyzing our operations, historical performance and future prospects, in connection with financial and strategic corporate planning.  Under the Management Services Agreement, the Service Providers received an annual management fee of $7.5 paid quarterly each January 1, April 1, July 1 and October 1, and reimbursement for out-of-pocket expenses incurred by them in connection with the provision of management consulting services pursuant to the agreement.

During the six months ended December 31, 2009 and 2008, we incurred management fees of $1.1 and $3.7 from the Service Providers under the Management Services Agreement.  As of December 31, 2009, there was $2.2 of this management fee payable included in liabilities subject to compromise on the consolidated balance sheet.  In addition, in connection with filing for relief under chapter 11, on August 24, 2009, we stopped accruing for such management fees.

Note 27	Segments

Our operating segments reflect the manner in which our chief operating decision maker reviews the business.  Our businesses are structured into the following six reportable segments: United States, Europe, Asia Pacific & Latin America, Canada, Lifestyle & Entertainment Direct and Other.  These segments operate under two lines of business: branded communities and direct marketing.  Our branded communities business is comprised of the United States and Other segments, while our direct marketing business includes our Europe, APLA, Canada and LED segments.  In addition to the reportable segments, we separately report corporate unallocated expenses, which are expenses not directly attributable to business unit performance.  Similarly, we separately report the effects of goodwill and intangible asset impairment charges, certain purchase accounting related fair value adjustments and other operating items, net, because our chief operating decision maker does not factor these items when assessing business unit performance.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

United States segment (branded communities)

This segment comprises our operations in the United States that publish and market various magazines, books and home entertainment products.  The businesses in this segment are structured around a branded community model that focuses on a multi-platform community of customers with like interests.  Our branded communities in this segment include Reader’s Digest community and our lifestyle communities (food and entertaining, home and garden and do-it-yourself).  This community strategy allows us to promote our products, and our advertisers’ products, through multiple channels to a focused audience at an effective cost.  Resources in the United States segment are shared across our branded communities with centralized marketing and promotional efforts.

Europe, Asia Pacific & Latin America and Canada segments (direct marketing)

Our international businesses are primarily direct marketing companies that leverage our targeted marketing and database capabilities to develop and grow a customer base that purchases published products as well as non-published products and services, under our own brands and brands owned and developed by third parties.  These businesses market products and services that address lifestyle needs across multiple communities including health, cooking, gardening, travel, hints and tips, among others.  These businesses are managed by region (Europe, APLA and Canada), which comprise our international segments.  Our most significant markets by revenue are Germany, Canada, Australia, Russia and the Central European region.  In contrast to our United States segment which principally relies on magazine revenue, our international segments derive a majority of their revenue from the sale of books, entertainment merchandise (music and video/DVDs) and financials services, through catalog, continuity and single product offerings across multiple marketing channels including direct mail, direct marketing, telemarketing, free standing inserts, package inserts and door drops.

Lifestyle & Entertainment Direct (direct marketing)

Our LED segment typically generates revenue through DRTV campaigns and retail channels.  Historically, revenue has been generated through the licensed promotions of music and video products.  In recent years, the business has diversified its offerings and channels, including the expansion of distribution in the retail channel, through the acquisition of new content, and the addition of new products lines, focusing initially on the fitness market and currently expanding into the household and beauty markets.  Results are largely driven by the demand for our products and customer response to promotions efforts.

Other

Other is comprised of the results related to our Weekly Reader business.  Weekly Reader Publishing Group publishes classroom periodicals and other supplementary educational materials.

Intercompany Eliminations and Corporate Unallocated Expenses

Our presentation of segment revenue and operating loss is consistent with how we manage our operations and how our chief operating decision maker reviews our results.  Revenue and expenses attributable to intercompany transactions are included in the results of our reportable segments.  Such amounts are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the statements of operations.  Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies.  In addition to intercompany revenue and expenses, we separately report corporate unallocated expenses, which cover expenses that are not directly attributable to business unit performance.  Corporate unallocated expenses include the cost of governance and centrally managed expenses; the accounting for RDA pension plans, postretirement healthcare costs, stock and executive compensation programs which are not allocated to the reportable segments, and other costs that are not allocated to the reportable segments, such as the

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

amortization of intangible assets; and for the six months ended December 31, 2009, the $14.0 inventory and royalty write-off resulting from a strategic change in our Lifestyle & Entertainment business.  Governance and centrally managed expenses include costs such as corporate finance and general management, public relations, legal, treasury and any related information technology and facility costs utilized by these departments.

We evaluate performance and allocate resources based on operating (loss) income from continuing operations, excluding other operating items and corporate unallocated expenses.  Identifiable assets by segment are those assets that are used in the operations of that business.  Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, certain pension assets, certain fixed assets and certain other current assets.  Sales are attributed to countries based on selling location.  Long-lived assets are primarily property, plant and equipment, net; goodwill and intangible assets, net; and prepaid pension benefits.

Reportable Segment Financial Information

	Successor Company	Predecessor Company
			Six months ended
	February 20 to	January 1 to	December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Revenue
United States	$564.7	$74.4	$348.7	$395.4	$740.2	$817.8
Europe (a)	515.0	92.4	402.0	453.8	839.0	965.4
Asia Pacific & Latin America	225.8	34.4	145.1	142.5	263.9	317.9
Canada	87.8	15.2	54.9	64.9	122.7	147.4
Lifestyle & Entertainment Direct	156.0	36.2	147.5	84.3	168.6	170.6
Other	20.5	5.7	12.3	16.7	34.9	40.9
Intercompany eliminations	(5.2)	(0.6)	(4.4)	(5.9)	(10.0)	(19.0)
Fair value adjustments (b)	(108.3)	—	(4.3)	(14.2)	(22.0)	(112.5)
Total revenue	$1,456.3	$257.7	$1,101.8	$1,137.5	$2,137.3	$2,328.5

Operating income (loss)
United States	$98.6	$3.0	$44.2	$25.1	$70.6	$87.3
Europe (a)	62.7	(8.1)	17.9	13.0	49.0	90.2
Asia Pacific & Latin America	15.1	0.2	5.0	(2.2)	7.7	28.1
Canada	12.5	1.7	6.1	9.3	20.1	23.9
Lifestyle & Entertainment Direct	15.4	6.1	15.4	(1.3)	3.2	8.0
Other	2.1	1.9	1.0	2.4	5.5	10.6
Corporate unallocated	(100.9)	(15.1)	(26.3)	(19.2)	(37.3)	(91.2)
Fair value adjustments (b)	(61.9)	—	(4.3)	(14.2)	(22.0)	(112.5)
Impairment of assets (c)	(42.8)	—	(61.2)	—	(988.8)	(34.3)
Other operating items, net (d)	(41.3)	(14.0)	(3.6)	(21.1)	(31.8)	(20.8)
Operating loss	$(40.5)	$(24.3)	$(5.8)	$(8.2)	$(923.8)	$(10.7)

(a)          Results in our Europe segment were impacted by the deconsolidation of RDA UK on February 17, 2010.

(b)         Fair value adjustments include the amortization of the fair value reduction to unearned revenue and related deferred cost accounts.

(c)          Impairment of assets includes goodwill, intangible assets and other asset impairment charges.

(d)         Items included in other operating items, net consist of the following:  (i) restructuring charges, representing the streamlining of our organizational structure; (ii) professional fees related to our exit from bankruptcy and the implementation of fresh start accounting; (iii) gain or loss on the disposal of

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

assets; (iv) contractual charges and other periodic costs related to the strategic repositioning of our businesses; and (v) pension curtailments. See Note 6, Other Operating Items, Net.

Selected balance sheet data by reportable segment is as follows:

	Successor Company	Predecessor Company
	December 31, 2010	December 31, 2009
Assets
United States	$716.8	$971.3
Europe	630.6	698.4
Asia Pacific & Latin America	242.5	215.4
Canada	159.4	198.4
Lifestyle & Entertainment Direct	88.7	67.1
Other	33.1	49.0
Corporate	150.3	130.3
Total assets for reportable segments	2,021.4	2,329.9
Assets held for sale	7.4	19.0
Total consolidated assets	$2,028.8	$2,348.9

Selected data related to capital expenditures, by reportable segment, is as follows:

	Successor Company	Predecessor Company
			Six months ended
	February 20 to	January 1 to	December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Depreciation, amortization and asset impairments
United States	$2.7	$2.6	$10.2	$11.7	$392.3	$23.5
Europe	16.6	0.3	44.8	13.7	362.1	27.0
Asia Pacific & Latin America	11.6	0.5	5.2	2.9	178.9	6.0
Canada	13.0	0.3	20.3	2.0	90.2	4.2
Lifestyle & Entertainment Direct	1.5	0.1	0.5	1.2	1.3	2.4
Other	27.5	0.2	0.2	1.0	24.4	35.6
Corporate	31.4	2.6	3.5	2.1	4.1	5.3
Total depreciation, amortization and asset impairments	$104.3	$6.6	$84.7	$34.6	$1,053.3	$104.0

Capital expenditures
United States	$1.5	$0.1	$0.2	$0.7	$0.9	$0.7
Europe	0.9	—	2.0	0.8	2.3	6.1
Asia Pacific & Latin America	0.8	—	0.6	0.6	1.0	1.2
Canada	0.1	0.3	—	0.8	1.6	2.3
Lifestyle & Entertainment Direct	—	—	—	—	—	0.1
Other	—	—	—	—	—	0.9
Corporate	19.2	1.2	2.2	(0.5)	1.8	3.6
Total capital expenditures	$22.5	$1.6	$5.0	$2.4	$7.6	$14.9

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Our consolidated revenue by product is as follows:

	Successor Company	Predecessor Company
			Six months ended
	February 20 to	January 1 to	December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Revenue
Books	$508.9	$80.0	$361.5	$413.3	$757.6	$909.2
Magazines- advertising	149.9	17.9	88.1	94.5	180.3	196.7
Magazines- subscription/newsstand	344.9	81.0	284.2	301.8	590.7	547.0
Music and videos	253.3	44.0	199.3	230.2	402.5	487.8
Non-published products	199.3	34.8	168.7	97.7	206.2	187.8
Total revenue	$1,456.3	$257.7	$1,101.8	$1,137.5	$2,137.3	$2,328.5

Our revenue by geographic area is as follows:

	Successor Company	Predecessor Company
			Six months ended
	February 20 to	January 1 to	December 31,		Year ended June 30,
	December 31, 2010	February 19, 2010	2009	2008	2009	2008
				(unaudited)
Revenue
United States	$658.6	$115.9	$503.6	$479.6	$918.6	$907.5
International	799.0	142.1	599.6	659.5	1,221.7	1,425.3
Inter-area (a)	(1.3)	(0.3)	(1.4)	(1.6)	(3.0)	(4.3)
Total revenue	$1,456.3	$257.7	$1,101.8	$1,137.5	$2,137.3	$2,328.5

(a)          Inter-area revenue represents intercompany revenue earned between U.S. and international locations.  Intercompany revenues earned within a geographic area have been eliminated within the respective geographic areas.

Our long-lived assets, net by geographic area is as follows:

	Successor Company	Predecessor Company
	December 31 2010	December 31, 2009
Long-lived assets, net (a)
United States	$736.1	$768.0
International	646.8	703.4
Total long-lived assets, net	$1,382.9	$1,471.4

(a)          Long-lived assets are primarily property, plant and equipment, net; goodwill and intangible assets, net; and prepaid pension benefits.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 28          Guarantor and Non-Guarantor Financial Information

RDA Holding Co., and our domestic subsidiaries guarantee the Senior Secured Notes issued by RDA (collectively, the “Guarantor Subsidiaries”) jointly and severally, irrevocably and unconditionally.  The Guarantor Subsidiaries do not include foreign subsidiaries, domestic subsidiaries whose assets substantially consist of voting stock of one or more foreign subsidiaries, or non-wholly-owned subsidiaries (subject to certain limited exceptions such as in the event that such non-wholly-owned subsidiary guarantees debt issued in a capital markets transaction).  Our subsidiaries that are not Guarantor Subsidiaries (collectively, the “Non-Guarantor Subsidiaries”) are not guarantors of the Senior Secured Notes.

The following tables present consolidated condensed balance sheets as of December 31, 2010 (Successor Company), and December 31, 2009 (Predecessor Company), for RDA Holding Co, (the parent) and RDA (the issuer), both of which are presented on a stand-alone basis; Guarantor Subsidiaries, on a combined basis; and Non-Guarantor Subsidiaries, on a combined basis.  The consolidated statements of operations for the same entities are presented for the Successor Company for the period February 20 to December 31, 2010; and for the Predecessor Company for the period January 1 to February 19, 2010; for the six months ended December 31, 2009 and 2008; and for the years ended June 30, 2009 and 2008.  The consolidated condensed statements of cash flows for the same entities are presented for the Successor Company for the period February 20 to December 31, 2010; and for the Predecessor Company for the period January 1 to February 19, 2010; for the six months ended December 31, 2009 and 2008; and for the years ended June 30, 2009 and 2008.

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed balance sheet as of December 31, 2010 (Successor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$103.6	$464.1	$384.4	$(315.6)	$636.5
Property, plant and equipment, net	—	36.8	13.4	13.5	—	63.7
Restricted cash	—	1.4	—	7.0	—	8.4
Goodwill	—	—	329.3	343.1	—	672.4
Other intangible assets, net	—	—	192.9	258.5	—	451.4
Prepaid pension assets	—	137.6	—	28.4	—	166.0
Investments in subsidiaries	592.6	1,189.1	23.1	—	(1,804.8)	—
Intercompany noncurrent receivables	—	110.4	0.4	33.4	(144.2)	—
Other noncurrent assets	—	15.1	10.8	4.5	—	30.4
Total assets	$592.6	$1,594.0	$1,034.0	$1,072.8	$(2,264.6)	$2,028.8

Liabilities and stockholders’ equity (deficit)
Current liabilities	$—	$369.4	$271.6	$287.8	$(315.6)	613.2
Long-term debt	—	510.7	—	—	—	510.7
Unearned revenue	—	—	92.3	2.0	—	94.3
Accrued pension	—	—	—	5.7	—	5.7
Postretirement and postemployment benefits other than pensions	—	11.5	—	1.4	—	12.9
Intercompany noncurrent payables	—	33.4	11.7	99.1	(144.2)	—
Other noncurrent liabilities	—	76.4	43.9	79.1	—	199.4
Total liabilities	$—	$1,001.4	$419.5	$475.1	$(459.8)	$1,436.2
Stockholders’ equity	592.6	592.6	614.5	597.7	(1,804.8)	592.6

Total liabilities and stockholders’ equity	$592.6	$1,594.0	$1,034.0	$1,072.8	$(2,264.6)	$2,028.8

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the period February 20 to December 31, 2010 (Successor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$55.9	$603.6	$802.0	$(5.2)	$1,456.3
Product, distribution and editorial expenses	—	4.4	304.7	334.7	(5.2)	638.6
Promotion, marketing and administrative expenses	—	122.1	241.2	410.8	—	774.1
Impairment of assets	—	4.7	26.4	11.7	—	42.8
Other operating items, net	—	37.4	3.2	0.7	—	41.3
Operating (loss) income	—	(112.7)	28.1	44.1	—	(40.5)

Interest expense	—	53.1	—	0.7	—	53.8
Gain on deconsolidation of subsidiary	—	(2.4)	—	—	—	(2.4)
Other (income) expense, net	—	(5.1)	(10.4)	13.2	—	(2.3)
Loss (income) from investment in subsidiaries	29.6	(99.3)	(0.3)	—	70.0	—
(Loss) income before income taxes and discontinued operations	(29.6)	(59.0)	38.8	30.2	(70.0)	(89.6)

Income tax benefit	—	(23.8)	(34.7)	(0.9)	—	(59.4)

(Loss) income from continuing operations	(29.6)	(35.2)	73.5	31.1	(70.0)	(30.2)

Income (loss) from discontinued operations, net of tax	—	5.6	(0.3)	(4.7)	—	0.6

Net (loss) income	$(29.6)	$(29.6)	$73.2	$26.4	$(70.0)	$(29.6)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the period February 20 to December 31, 2010 (Successor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$(47.5)	$(23.1)	$14.5	$7.9	$(48.2)
Net change in cash due to discontinued operating activities	—	5.6	(1.5)	(9.5)	—	(5.4)
Net change in cash due to operating activities	—	(41.9)	(24.6)	5.0	7.9	(53.6)
Net change in cash due to investing activities	—	(14.1)	23.4	(1.5)	—	7.8
Net change in cash due to financing activities	—	(57.5)	—	—	—	(57.5)
Effect of exchange rate changes on cash and cash equivalents	—	1.3	—	9.7	(7.9)	3.1
Net change in cash and cash equivalents	—	(112.2)	(1.2)	13.2	—	(100.2)
Cash and cash equivalents at beginning of the period	—	177.0	5.0	87.6	—	269.6

Cash and cash equivalents at end of the period	$—	$64.8	$3.8	$100.8	$—	$169.4

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the period January 1 to February 19, 2010 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$8.4	$107.5	$142.4	$(0.6)	$257.7
Product, distribution and editorial expenses	—	2.6	50.0	60.9	(0.6)	112.9
Promotion, marketing and administrative expenses	—	19.7	47.0	88.4	—	155.1
Other operating items, net	—	(2.0)	2.9	13.1	—	14.0
Operating (loss) profit	—	(11.9)	7.6	(20.0)	—	(24.3)

Interest expense	—	7.9	—	0.9	—	8.8
Loss (gain) on deconsolidation of subsidiary	—	64.3	—	(14.6)	—	49.7
Other expense (income), net	—	8.1	(11.0)	12.5	—	9.6
Reorganization items	193.2	(1,801.5)	(221.5)	(76.8)	—	(1,906.6)
Income from investment in subsidiaries	(1,986.8)	(206.9)	(0.1)	—	2,193.8	—
Income before income taxes and discontinued operations	1,793.6	1,916.2	240.2	58.0	(2,193.8)	1,814.2

Income tax (benefit) expense	—	(70.6)	90.8	33.8	—	54.0

Income from continuing operations	1,793.6	1,986.8	149.4	24.2	(2,193.8)	1,760.2

Income from discontinued operations	—	—	32.8	0.6	—	33.4

Net income	$1,793.6	$1,986.8	$182.2	$24.8	$(2,193.8)	$1,793.6

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the period January 1 to February 19, 2010 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$(23.5)	$(9.6)	$9.5	$8.0	$(15.6)
Net change in cash due to discontinued operating activities	—	3.4	(2.1)	4.5	—	5.8
Net change in cash due to operating activities	—	(20.1)	(11.7)	14.0	8.0	(9.8)
Net change in cash due to investing activities	—	(1.6)	9.8	(16.9)	—	(8.7)
Net change in cash due to financing activities	—	(9.5)	—	—	—	(9.5)
Effect of exchange rate changes on cash and cash equivalents	—	3.1	—	5.1	(8.0)	0.2
Net change in cash and cash equivalents	—	(28.1)	(1.9)	2.2	—	(27.8)
Cash and cash equivalents at beginning of the period	—	205.1	6.9	85.4	—	297.4
Cash and cash equivalents at end of the period	$—	$177.0	$5.0	$87.6	$—	$269.6

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed balance sheet as of December 31, 2009 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets	$—	$283.0	$222.5	$397.8	$(49.3)	$854.0
Property, plant and equipment, net	—	28.5	10.7	20.2	—	59.4
Restricted cash	—	11.7	—	7.4	—	19.1
Goodwill	—	—	402.4	459.6	—	862.0
Other intangible assets, net	—	—	155.4	187.9	—	343.3
Prepaid pension assets	—	131.5	—	26.5	—	158.0
Investments in subsidiaries	(1,321.4)	873.4	6.2	—	441.8	—
Intercompany noncurrent receivables	—	13.9	0.4	76.6	(90.9)	—
Other noncurrent assets	—	7.9	33.3	11.9	—	53.1
Total assets	$(1,321.4)	$1,349.9	$830.9	$1,187.9	$301.6	$2,348.9

Liabilities and stockholders’ (deficit) equity
Current liabilities	$—	$225.4	$331.0	$495.9	$(49.3)	1,003.0
Unearned revenues	—	—	143.4	2.9	—	146.3
Accrued pension	—	—	—	42.3	—	42.3
Postretirement and postemployment benefits other than pensions	—	14.9	—	1.2	—	16.1
Intercompany noncurrent payables	—	76.6	11.7	2.6	(90.9)	—
Other noncurrent liabilities	—	119.6	8.6	57.5	—	185.7
Liabilities subject to compromise	396.7	2,234.8	42.1	—	—	2,673.6
Total liabilities	$396.7	$2,671.3	$536.8	$602.4	$(140.2)	$4,067.0

Stockholders’ (deficit) equity	(1,718.1)	(1,321.4)	294.1	585.5	441.8	(1,718.1)

Total liabilities and stockholders’ (deficit) equity	$(1,321.4)	$1,349.9	$830.9	$1,187.9	$301.6	$2,348.9

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the six months ended December 31, 2009 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$38.4	$462.1	$605.7	$(4.4)	$1,101.8
Product, distribution and editorial expenses	—	(15.5)	257.1	248.0	(4.4)	485.2
Promotion, marketing and administrative expenses	—	44.0	186.9	326.7	—	557.6
Impairment of assets	—	—	—	61.2	—	61.2
Other operating items, net	—	7.1	(3.2)	(0.3)	—	3.6
Operating income (loss)	—	2.8	21.3	(29.9)	—	(5.8)

Interest expense	7.9	34.0	—	3.9	—	45.8
Other (income) expense, net	—	(16.7)	(9.2)	23.1	—	(2.8)
Reorganization costs	—	59.4	(1.2)	—	—	58.2
Loss from investment in subsidiaries	84.5	8.4	2.3	—	(95.2)	—
(Loss) income before income taxes and discontinued operations	(92.4)	(82.3)	29.4	(56.9)	95.2	(107.0)

Income tax expense (benefit)	—	2.2	(3.5)	(6.1)	—	(7.4)

(Loss) income from continuing operations	(92.4)	(84.5)	32.9	(50.8)	95.2	(99.6)

Income (loss) from discontinued operations, net of taxes	—	—	8.8	(1.6)	—	7.2

Net (loss) income	$(92.4)	$(84.5)	$41.7	$(52.4)	$95.2	$(92.4)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the six months ended December 31, 2009 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$22.3	$(19.4)	$19.3	$10.7	$32.9
Net change in cash due to discontinued operating activities	—	(1.9)	14.5	(3.1)	—	9.5
Net change in cash due to operating activities	—	20.4	(4.9)	16.2	10.7	42.4
Net change in cash due to investing activities	—	(2.5)	7.4	(2.4)	—	2.5
Net change in cash due to financing activities	—	137.4	—	(2.7)	—	134.7
Effect of exchange rate changes on cash and cash equivalents	—	(2.4)	0.1	13.1	(10.7)	0.1
Net change in cash and cash equivalents	—	152.9	2.6	24.2	—	179.7
Cash and cash equivalents at beginning of the period	—	52.2	4.3	61.2	—	117.7

Cash and cash equivalents at end of the period	$—	$205.1	$6.9	$85.4	$—	$297.4

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the six months ended December 31, 2008 (Predecessor Company) (unaudited):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$42.5	$433.3	$667.6	$(5.9)	$1,137.5
Product, distribution and editorial expenses	—	34.1	191.9	276.3	(5.9)	496.4
Promotion, marketing and administrative expenses	—	51.4	202.3	374.5	—	628.2
Other operating items, net	—	3.1	1.0	17.0	—	21.1
Operating (loss) income	—	(46.1)	38.1	(0.2)	—	(8.2)

Interest expense	23.3	73.8	0.1	6.7	—	103.9
Other (income) expense, net	—	(0.4)	(11.9)	10.8	—	(1.5)
Loss (income) from investment in subsidiaries	190.6	90.8	(0.2)	—	(281.2)	—
(Loss) income before income taxes and discontinued operations	(213.9)	(210.3)	50.1	(17.7)	281.2	(110.6)

Income tax expense	—	2.6	4.3	5.9	—	12.8

(Loss) income from continuing operations	(213.9)	(212.9)	45.8	(23.6)	281.2	(123.4)

Income (loss) from discontinued operations, net of taxes	—	22.3	(101.2)	(11.6)	—	(90.5)

Net loss	$(213.9)	$(190.6)	$(55.4)	$(35.2)	$281.2	$(213.9)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the six months ended December 31, 2008 (Predecessor Company) (unaudited):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$(113.5)	$35.2	$(18.3)	$—	$(96.6)
Net change in cash due to discontinued operating activities	—	(2.1)	(29.2)	(7.7)	—	(39.0)
Net change in cash due to operating activities	—	(115.6)	6.0	(26.0)	—	(135.6)
Net change in cash due to continuing investing activities	—	94.1	(1.8)	13.4	—	105.7
Net change in cash due to discontinued investing activities	—	—	(1.9)	—	—	(1.9)
Net change in cash due to investing activities	—	94.1	(3.7)	13.4	—	103.8
Net change in cash due to financing activities	—	7.4	—	10.6	—	18.0
Effect of exchange rate changes on cash and cash equivalents	—	16.4	—	(13.4)	—	3.0
Net change in cash and cash equivalents	—	2.3	2.3	(15.4)	—	(10.8)
Cash and cash equivalents at beginning of the period	—	4.5	3.9	65.1	—	73.5
Cash and cash equivalents at end of the period	$—	$6.8	$6.2	$49.7	$—	$62.7

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the year ended June 30, 2009 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$40.4	$872.1	$1,234.8	$(10.0)	$2,137.3
Product, distribution and editorial expenses	—	(17.5)	445.3	507.6	(10.0)	925.4
Promotion, marketing and administrative expenses	—	91.1	371.8	652.2	—	1,115.1
Impairment of assets	—	—	391.1	597.7	—	988.8
Other operating items, net	—	13.2	3.1	15.5	—	31.8
Operating loss	—	(46.4)	(339.2)	(538.2)	—	(923.8)

Interest expense	48.1	143.1	—	11.1	—	202.3
Other (income) expense, net	—	(0.5)	(26.3)	41.9	—	15.1
Loss (income) from investment in subsidiaries	1,198.4	1,010.3	(0.6)	—	(2,208.1)	—
Loss before income taxes and discontinued operations	(1,246.5)	(1,199.3)	(312.3)	(591.2)	2,208.1	(1,141.2)

Income tax expense (benefit)	—	7.7	1.7	(44.9)	—	(35.5)

Loss from continuing operations	(1,246.5)	(1,207.0)	(314.0)	(546.3)	2,208.1	(1,105.7)

Income (loss) from discontinued operations, net of taxes	—	8.6	(134.6)	(14.8)	—	(140.8)

Net loss	$(1,246.5)	$(1,198.4)	$(448.6)	$(561.1)	$2,208.1	$(1,246.5)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the year ended June 30, 2009 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$(140.9)	$28.8	$5.6	$—	$(106.5)
Net change in cash due to discontinued operating activities	—	(11.2)	(26.4)	(9.1)	—	(46.7)
Net change in cash due to operating activities	—	(152.1)	2.4	(3.5)	—	(153.2)
Net change in cash due to continuing investing activities	—	103.5	1.6	10.7	—	115.8
Net change in cash due to discontinued investing activities	—	1.6	(3.4)	—	—	(1.8)
Net change in cash due to investing activities	—	105.1	(1.8)	10.7	—	114.0
Net change in cash due to financing activities	—	88.9	—	(8.1)	—	80.8
Effect of exchange rate changes on cash and cash equivalents	—	5.6	—	(3.0)	—	2.6
Net change in cash and cash equivalents	—	47.5	0.6	(3.9)	—	44.2
Cash and cash equivalents at beginning of the period	—	4.5	3.9	65.1	—	73.5

Cash and cash equivalents at end of the period	$—	$52.0	$4.5	$61.2	$—	$117.7

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated statement of operations for the year ended June 30, 2008 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Revenue	$—	$95.4	$849.0	$1,403.1	$(19.0)	$2,328.5
Product, distribution and editorial expenses	—	(15.2)	468.1	559.8	(19.0)	993.7
Promotion, marketing and administrative expenses	—	145.7	401.6	743.2	—	1,290.5
Impairment of assets	—	—	34.3	—	—	34.3
Other operating items, net	—	8.5	6.2	6.0	—	20.7
Operating (loss) profit	—	(43.6)	(61.2)	94.1	—	(10.7)

Interest expense	43.1	162.0	—	13.8	—	218.9
Other (income) expense, net	—	(28.1)	(14.5)	35.9	—	(6.7)
Loss (income) from investment in subsidiaries	502.0	279.7	(0.7)	—	(781.0)	—
(Loss) income before income taxes and discontinued operations	(545.1)	(457.2)	(46.0)	44.4	781.0	(222.9)

Income tax expense (benefit)	—	44.8	(68.4)	28.5	—	4.9

(Loss) income from continuing operations	(545.1)	(502.0)	22.4	15.9	781.0	(227.8)

Loss from discontinued operations, net of taxes	—	—	(305.9)	(11.4)	—	(317.3)

Net (loss) income	$(545.1)	$(502.0)	$(283.5)	$4.5	$781.0	$(545.1)

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Consolidated condensed statement of cash flows for the year ended June 30, 2008 (Predecessor Company):

	Guarantor Parent HoldCo	Issuer Parent - RDA	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net change in cash due to continuing operating activities	$—	$(76.1)	$45.3	$26.2	$—	$(4.6)
Net change in cash due to discontinued operating activities	—	—	(43.0)	(8.7)	—	(51.7)
Net change in cash due to operating activities	—	(76.1)	2.3	17.5	—	(56.3)
Net change in cash due to continuing investing activities	—	(4.0)	7.6	4.8	—	8.4
Net change in cash due to discontinued investing activities	—	—	(11.3)	—	—	(11.3)
Net change in cash due to investing activities	—	(4.0)	(3.7)	4.8	—	(2.9)
Net change in cash due to financing activities	—	79.0	—	10.5	—	89.5
Effect of exchange rate changes on cash and cash equivalents	—	4.0	0.1	(6.6)	—	(2.5)
Net change in cash and cash equivalents	—	2.9	(1.3)	26.2	—	27.8
Cash and cash equivalents at beginning of the period	—	1.6	5.2	38.9	—	45.7

Cash and cash equivalents at end of the period	$—	$4.5	$3.9	$65.1	$—	$73.5

RDA Holding Co., and Subsidiaries

Notes to Consolidated Financial Statements

(in millions, except share and per share amounts)

Note 29                  Subsequent Events

On February 28, 2011, the Company announced the final results of its share repurchase tender offer, which expired at 11:59 p.m., EST, on February 25, 2011.  The Company accepted for purchase 1,494,134 shares of common stock at a price of $29.00 per common share for a total cost of $43.3.  The shares of common stock accepted for purchase pursuant to the tender offer represented approximately 5.4% of the Company’s then outstanding shares of common stock.  The Company funded the repurchase of the shares using available cash.

Note 30                  Selected Quarterly Financial Data (Unaudited)

	Revenue	Operating (Loss) Profit	Net Income (Loss)
2010:
January 1 to February 19, 2010 (Predecessor Company)	$257.7	$(24.3)	$1,793.6
February 20 to March 31, 2010 (Successor Company)	156.2	(2.8)	(13.8)
April 1 to June 30, 2010 (Successor Company)	436.5	(4.7)	12.5
July 1 to September 30, 2010 (Successor Company) (a)	341.8	(85.0)	(86.8)
October 1 to December 31, 2010 (Successor Company) (b)	521.8	52.0	58.5

2009, transitional stub period from fiscal year to calendar year:
July 1 to September 30, 2009 (Predecessor Company)	481.4	(13.3)	(65.7)
October 1 to December 31, 2009 (c) (Predecessor Company)	620.4	7.5	(26.7)

2009, former fiscal period:
July 1 to September 30, 2008 (Predecessor Company)	515.3	(52.9)	(167.9)
October 1 to December 31, 2008 (Predecessor Company)	622.2	44.7	(46.0)
January 1 to March 31, 2009 (Predecessor Company) (d)	460.7	(499.3)	(474.2)
April 1 to June 30, 2009 (Predecessor Company) (e)	539.1	(416.3)	(558.4)

(a) During the period July 1 to September 30, 2010, there were goodwill and intangible asset impairment charges of $41.1.

(b) During the period October 1 to December 31, 2010, there were other long-lived asset impairment charges of $1.7.

(c) During the period October 1 to December 31, 2009, there were goodwill and other long-lived asset impairment charges of  $61.2.

(d) During the period January 1 to March 31, 2009, there were goodwill, intangible asset and other long-lived asset impairment charges of $497.0.

(e) During the period April 1 to June 30, 2009, there were goodwill, intangible asset and other long-lived asset impairment charges of $491.8.

EXHIBITS

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification of the Chief Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES AND POWERS OF ATTORNEY

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 9, 2011.

RDA HOLDING CO.

By:	/s/ Mary G. Berner
Mary G. Berner
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Mary Berner, Tom Williams and Andrea Newborn, and each of them, his or her true and lawful attorney-in-fact and agents, with full and several power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K (including any and all amendments), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that said agents and attorneys-in-fact or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Name and Title	Date

/s/ Mary G. Berner	Mary G. Berner President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2011

/s/ Thomas Williams	Thomas Williams Chief Financial Officer (Principal Financial Officer)	March 9, 2011

/s/ Susana D’Emic	Susana D’Emic, Vice President and Controller (Principal Accounting Officer)	March 9, 2011

Signature	Name and Title	Date

/s/ James Hawkes	James Hawkes, Director	March 9, 2011

/s/ Karen Osar	Karen Osar, Director	March 9, 2011

/s/ Fredric Reynolds	Fredric Reynolds, Director	March 9, 2011

/s/ Neil Sequeira	Neil Sequeira, Director	March 9, 2011

/s/ Steven Shapiro	Steven Shapiro, Director	March 9, 2011

/s/ Donald Steiner	Donald Steiner, Director	March 9, 2011

/s/ Peter Stern	Peter Stern, Director	March 9, 2011

/s/ Carl Wilson	Carl Wilson, Director	March 9, 2011

EXHIBIT INDEX

Exhibit Number	Description
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certification of the Chief Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002